Form 20-F
period 2009-12-31
CDC Software CORP
filed 2010-06-01
CIK 1415841

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

Commission file number: 001-34423

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

CDC Software Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories,

Hong Kong

011-852-2903-7888

Attn: Peter Yip

(Address of principal executive offices and name and telephone number of contact person)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

American Depositary Shares

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

Class of shares	Number of outstanding shares as of December 31, 2009
American Depositary Shares representing class A ordinary shares, $0.001 par value per share	4,800,000
class B ordinary shares, $0.001 par value per share	24,200,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted to its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing.

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the

International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I.

General Introduction

Except where the context otherwise requires and for the purposes of this Annual Report only:

•	all numbers discussed in this Annual Report are approximated to the closest round number. Discrepancies in tables between totals and sums of the amounts listed are due to rounding;

•	all references to “ADRs” are to the American depositary receipts that evidence our ADSs;

•	all references to “ADSs” are to our American depositary shares, each of which represents one of our class A ordinary shares;

•	all references to “we,” “us,” “our,” “the Company” or “CDC Software” refer to CDC Software Corporation and its subsidiaries;

•	all references to “CDC Software International” refer to CDC Software International Corporation, our direct parent company;

•	all references to “CDC” or “CDC Corporation” refer to CDC Corporation, our ultimate parent company;

•	all references to “China.com” refer to China.com Inc. and its subsidiaries, as applicable;

•	all references to “China” refer to the People’s Republic of China, including Hong Kong;

•	all references to “Greater China” refer to the People’s Republic of China, including Taiwan, Hong Kong and Macau;

•	all references to “the PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•

all references to the “Middle East,” “Africa” and “Latin America” do not include Iran, Syria, the Sudan, Cuba or any other countries designated as state sponsors of terrorism under applicable laws, rules and regulations; and

•

all references to “U.S. dollars” or “$” are to the legal currency of the United States; all references to “RMB” or “Renminbi” are to the legal currency of the PRC; and all references to “HK$” are to the legal currency of Hong Kong.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Many statements made in this Annual Report contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our competitive strengths;

•	expectations and targets for our results of operations;

•	our business prospects; and

•	our acquisition and expansion strategy.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this Annual Report, including, among other things:

•	we have a limited operating history as a stand-alone company;

•	our ability to integrate the operations of the various businesses we acquire;

•	our ability to grow our businesses organically in the future;

•	our ability to manage costs, particularly as a result of our acquisition strategy;

•	our ability to operate in markets in which we lack experience and have a limited operating history;

•

risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software;

•	the development of new software technologies and applications or services affecting our current and future business;

•

our ability to take advantage of opportunities to market and sell our enterprise software applications and services to customers directly and through distribution channels and business partners in emerging markets;

•	our ability to successfully develop, market and sell enterprise software applications for specific targeted vertical industries; and

•	our ability to protect intellectual property rights for our software products.

These risks are not exhaustive. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

In addition, the relatively new and rapidly changing nature of these markets in several foreign jurisdictions in which we operate, including China and India, subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on those assumptions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.”

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected combined and consolidated financial data should be read in conjunction with the combined and consolidated balance sheets as of December 31, 2008 and 2009, and the related combined statements of operations, cash flows and shareholders’ equity for the three years then ended and the notes thereto included in “Item 18 — Financial Statements,” and the information included in “Item 5 — Operating and Financial Review and Prospects.” Prior to August 6, 2009, these are the combined financial statements of the Software segment of CDC Corporation. After August 6, 2009, these are the consolidated financial statements of the Company. The combined and consolidated financial statements have been prepared and presented in accordance with US GAAP.

We derived the selected combined financial data as of and for the year ended December 31, 2006 from our unaudited combined financial statements for that year. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. Our combined financial statements have been derived from the combined financial statements and historical accounting records of CDC Corporation. All of the assets, liabilities, operations and activities of our business are those that comprised the Software segment of CDC Corporation in 2008 and until August 6, 2009.

We have not prepared selected or summary combined financial data as of and for the year ended December 31, 2005 because of the significant cost and effort involved with properly preparing and verifying all the financial information needed to present our results of operations and financial position as an independent stand-alone company for that period.

The combined and consolidated financial statements reflect allocations between us and CDC Corporation of certain costs incurred by either us or CDC Corporation on behalf of the other party. CDC Corporation has incurred on our behalf costs such as directors’ and officers’ liability insurance and we have provided certain U.S.-based corporate functions, including legal and accounting services to CDC Corporation. We allocated costs of $5.5 million, $12.4 million and $10.1 million to CDC Corporation during 2007, 2008 and 2009, respectively.

COMBINED AND CONSOLIDATED INCOME STATEMENT DATA:

	Years ended December 31,
	(in thousands, except share and per share data)
	2006	2007	2008	2009
REVENUE:
Licenses	$46,707	$61,532	$45,340	$33,085
Maintenance	63,264	86,586	103,606	99,775
Professional services	64,825	86,924	87,971	66,666
Hardware	—	3,909	3,870	3,757
SaaS implementation and support	—	—	—	616

Total revenue	174,796	238,951	240,787	203,899

COST OF REVENUE:
Licenses	13,039	18,772	19,946	18,699
Maintenance	9,539	11,623	15,937	14,663
Professional services	51,693	67,999	71,949	56,329
Hardware	—	3,118	2,998	3,081
SaaS implementation and support	—	—	—	411

Total cost of revenue	74,271	101,512	110,830	93,183

Gross profit	100,525	137,439	129,957	110,716

OPERATING EXPENSES:
Sales and marketing expenses	42,383	60,864	54,177	32,483
Research and development expenses	19,842	22,832	25,909	18,005
General and administrative expenses	26,567	40,685	44,124	36,915
General and administrative expenses allocated to CDC Corporation	(572)	(5,479)	(12,379)	(10,134)
Exchange (gain) loss on deferred tax assets	—	(3,762)	3,271	(2,093)
Amortization expenses	3,468	5,730	6,843	4,533
Restructuring and other charges	1,877	1,910	5,012	3,351

Total operating expenses	93,565	122,780	126,957	83,060

Operating income	6,960	14,659	3,000	27,656
Other income, net	1,190	1,642	857	815

Income before income taxes	8,150	16,301	3,857	28,471
Income tax expense	(666)	(9,499)	(4,877)	(6,329)

Net income (loss)	7,484	6,802	(1,020)	22,142
Net (income) loss attributable to noncontrolling interest	(896)	(1,852)	126	131

Net income (loss) attributable to controlling interest	$6,588	$4,950	$(894)	$22,273

Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.26	$0.20	$(0.04)	$0.84

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.26	$0.20	$(0.04)	$0.84

Weighted average shares of class A outstanding - basic and diluted	800,000	800,000	800,000	2,381,884

Weighted average shares of class B outstanding - basic and diluted	24,200,000	24,200,000	24,200,000	24,200,000

Total weighted average shares - basic and diluted	25,000,000	25,000,000	25,000,000	26,581,884

	Years ended December 31,
	(in thousands, except share and per share data)
	2006	2007	2008	2009
COMBINED AND CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$17,410	$23,657	$27,341	$40,349
Restricted cash	$1,983	$3,616	$3,677	$113
Working capital (1)	$21,954	$(46,710)	$(20,405)	$(4,561)
Total assets	$292,355	$394,720	$348,281	$399,418
Total debt (2)	$2,719	$44,736	$25,406	$4,364
Total invested and shareholders’ equity	$175,505	$207,720	$194,807	$264,983

(1)	Working capital represents current assets less current liabilities.
(2)	Total debt includes short and long-term bank loans and short term loans from CDC Corporation.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information contained in this Annual Report on Form 20-F, as well as in our press releases and in other filings we may make with the SEC from time to time, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

Risks Relating to Our Business

Disruptions in the financial and credit markets and economic downturns may adversely affect our business, results of operations and financial condition.

Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers. Decreased capital and maintenance spending could have a material adverse effect on the demand for our products and our business, results of operations and financial condition. Disruptions in the financial markets, including the bankruptcy or restructuring of certain financial institutions, such as the events that occurred in the second half of 2008 and have continued into and through 2009 and the present, may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends.

In addition, continuing weakness or further deterioration in regional economies or the world economy could negatively impact the capital and maintenance expenditures of our customers and end users. There can be no assurance that government responses to the disruptions in the financial markets or to weakening economies will restore confidence, stabilize markets or increase liquidity and the availability of credit. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Our revenues fluctuate significantly from quarter to quarter, which may cause volatility in the trading price of our ADSs.

Many factors have caused, and may continue to cause, our revenues to fluctuate significantly, including:

•

the recognition of a substantial portion of our software license revenues in the last month of a quarter due to the buying trends of our customers, which may result in increased volatility in quarterly revenues if customers decide to defer or cancel orders or implementations, particularly large orders or implementations, from one quarter to the next;

•	the gain or loss of any significant customer;

•	the number, timing and significance of new product announcements and releases by us or our competitors;

•

our ability to acquire or develop products, independently or through strategic relationships with third parties, or introduce and market new and enhanced versions of our products on a timely basis, which may result in a customer delaying the execution of a contract or, for contracts that include a new software release as an element of the contract, the deferral of revenue recognition until such release;

•	reductions in the historical rate at which opportunities in our pipeline develop into license agreements;

•

patterns of capital spending and changes in budgeting cycles by our customers. For example, in 2008 and continuing through 2009 and the present, capital spending for enterprise software applications was negatively impacted by challenging economic conditions in the United States, Europe and Asia;

•	market acceptance of new and enhanced versions of our products;

•	changes in the pricing and the mix of our products and services;

•	seasonal variations in our sales cycle;

•	the level of product and price competition;

•	exchange rate fluctuations; and

•	changes in personnel and related costs.

In addition, we expect that a substantial portion of our enterprise software application revenues will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and if they are not renewed, the timing of cash collections from related revenues will vary from quarter to quarter, which could adversely affect our business and results of operations.

Some customers are reluctant to make large purchases before they have had the opportunity to evaluate the performance of our software applications in their business and opt to purchase our products in stages or subject to certain conditions. Additional purchases, if any, may follow only if the software performs as expected. To the extent the number of customers who opt to purchase in stages or subject to conditions remains significant or increases, our revenues could be materially and adversely affected.

Our future revenues depend in part on our installed customer base continuing to license additional products, renew customer support agreements and purchase additional services.

Recently, our installed customer base has generated increasing proportions of our license, support and service revenues. In addition, our success depends significantly on our ability to cross-sell products to our installed base of customers. Our ability to cross-sell new products may depend in part on the degree to which new products have been integrated with our existing applications, which may vary with the timing of new product acquisitions or releases. In future periods, customers may not necessarily license additional products or contract for additional support or other services. Customer support agreements are generally renewable annually at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software. Customer support revenues are primarily influenced by the number and size of new support contracts sold in connection with software licenses and the renewal rate (both pricing and participation) of existing support contracts. If our customers decide to cancel their support agreements or fail to license additional products or contract for additional services, or if they reduce the scope of their support agreements, revenues could decrease and our operating results could be adversely affected.

Our ability to sell our products is highly dependent on the quality of our service and support offerings, and our failure to offer high quality service could have a material adverse effect on our ability to market and sell our products.

Our customers depend upon our customer service and support staff to resolve issues relating to our products. High-quality support services are critical for the successful marketing and sale of our products. If we fail to provide high-quality support on an ongoing basis, our customers may react negatively and we may be materially and adversely affected in our ability to sell additional products to these customers. This could also damage our reputation and prospects with potential customers. Our failure to maintain high-quality support services could have a material and adverse effect on our business, results of operations and financial condition.

If we are unable to successfully grow our direct and indirect sales channels, our ability to organically grow our business will be harmed, which may lead to decreased revenue growth and adversely affect our profitability.

To date, we have sold our products primarily through our direct sales force, particularly in North America. Our future revenue growth will depend in large part on recruiting, training and retaining direct sales personnel and expanding our indirect distribution channels. These indirect channels include value-added resellers, or VARs, original equipment manufacturers, or OEMs, partners, systems integrators and consulting firms.

We may experience difficulty in recruiting and retaining qualified sales personnel and in establishing third-party relationships with VARs, OEMs, partners, systems integrators and consulting firms, in part because our products are designed for certain targeted vertical industries, which means we seek persons with significant experience and expertise in these markets who may be difficult to locate and retain. If we are unable to successfully grow our direct and indirect sales channels, our ability to organically grow our business will be harmed. In addition, we are exposed to the risk that the third parties through which we indirectly sell our products and services will not devote sufficient time, attention and resources to learning our products, markets and potential customers, which could materially and adversely affect our reputation and the reputation of our products in the market.

Our strategy of developing and acquiring products for specific industry segments, or targeted vertical industries, may not be successful, which could materially and adversely affect our business, results of operations and financial condition.

Our strategy focuses on the development of industry-specific enterprise software applications. This strategy may not be successful due to numerous risks and uncertainties, including the following:

•	companies in our targeted vertical industries may not select our products;

•

many of our targeted vertical industries are subject to their own economic cycles, regulatory considerations and other factors beyond our control. For example, the homebuilding and real estate vertical industry is sensitive to interest rate movements and general economic conditions, and the healthcare vertical industry is subject to significant governmental regulations;

•	some of our products have only been recently introduced, so they have neither a significant installed base of users nor significant recognition in their targeted vertical industry;

•	development of industry-specific products is time-consuming and requires significant expertise;

•	we may experience difficulty in recruiting sales, business and technical personnel who have experience in a particular targeted vertical industry;

•	due to resource constraints, we have a limited number of developers who can focus on product development for our targeted vertical industries; and

•

if we decide to devote our limited resources to a targeted vertical industry, such as by dedicating a sales representative to a particular market, then that resource may not be available to focus on sales to our other targeted vertical industries.

If our strategy of developing products for specific vertical industries is not successful, our business, results of operations and financial condition could be materially and adversely affected.

In recent years, we have depended on acquisitions to increase our revenues. We may not be successful in increasing our revenues through organic growth, which may result in decreased revenues and profitability.

Our ability to achieve organic growth in our businesses is subject to a number of risks and uncertainties, including the following:

•	our investments in sales and marketing, research and development and personnel training could require significant resources and may not ultimately prove successful in generating organic growth;

•	we may not be successful in introducing our products and services into new and emerging markets, such as China and India; and

•	our strategy to sell new products to our existing customer base, which has expanded through acquisitions, may not be successful or as profitable as we expect.

Our customers sometimes do not find our other enterprise software applications to be as attractive. In addition, the revenues generated are often less than that of an independent third-party software supplier. The lower revenues are the result of the customer viewing the purchase of the cross-sold software product as only a module to its existing enterprise software solution, rather than a complete stand-alone software product and, therefore, being less willing to pay the full market price for the product than if the sale had been made by an independent third party.

In recent years, we depended more on acquisitions to increase our revenues than on the organic growth of our businesses. Our inability to achieve organic growth in our businesses could have a material and adverse effect on our business, results of operations and financial condition.

We have acquired several companies during the past several years and intend to continue to evaluate and pursue strategic acquisitions. We may incur significant costs in our efforts to engage in strategic transactions and these expenditures may not result in successful acquisitions. Furthermore, we may be unable to integrate our past or future acquisitions successfully, which could result in increased costs, divert management’s attention and materially and adversely affect our business, results of operations and financial condition.

We intend to continue to evaluate and pursue strategic acquisitions that can, among other things, broaden our customer base, provide enhanced geographic presence and provide new and complementary technical and commercial capabilities. Our growth strategy also involves the acquisition of, and investments in, new technologies, businesses, products and services, as well as the creation of strategic alliances in areas in which we may not currently operate.

We believe that attractive acquisition candidates currently exist in our target markets, and we continuously consider a number of transactions, some of which would be material to our operations and financial condition if consummated. We enter into discussions with other companies and assess opportunities on an on-going basis. Any such acquisitions or joint ventures, if consummated, may be funded through the use of proceeds from our initial public offering, operating cash flows, the incurrence of debt or issuance of our class A ordinary shares.

Our ability to complete future acquisitions depends upon a number of factors that are not entirely within our control, including our ability to identify suitable acquisition candidates, negotiate acceptable terms, conclude satisfactory agreements and secure financing. We may incur significant costs arising from our efforts to engage in strategic transactions and these expenditures may not result in the successful completion of acquisitions. Acquisitions and investments expose us to many potential risks and challenges, including:

•	the assimilation of new operations, technologies and personnel;

•	unforeseen or hidden liabilities or expenses;

•	accounting charges;

•	the diversion of resources from our existing businesses, sites and technologies;

•	the inability to generate sufficient revenues to offset the costs and expenses of acquisitions; and

•	the potential loss of, or harm to, our relationships with our or the acquired company’s employees, users, licensors and other suppliers as a result of integration of new businesses.

Furthermore, we also may be unable to integrate our past or future acquisitions successfully and our acquisitions and investments may have an adverse effect on our ability to manage our business. In order to realize the benefits anticipated from each acquisition, we need to conform the operational, managerial and financial controls, procedures and policies between our corporate headquarters and the businesses we have acquired. In some instances we may acquire or invest in new technologies, businesses, products and services, or create a strategic alliance in areas in which we may not currently operate. Accordingly, acquisition integration has required, and we expect that it will continue to require, significant attention from our management and could require our management to develop expertise in new areas and manage new business relationships, which may divert management’s attention, increase transaction costs and reduce employee morale. Our ability to integrate past and future acquisitions is subject to a number of risks and uncertainties, including:

•	our ability to retain and integrate key employees and manage employee morale;

•	our ability to integrate or combine different corporate cultures;

•	our ability to effectively integrate products, research and development, sales, marketing, accounting and finance functions and other support operations;

•	our ability to maintain focus on our day-to-day operations;

•	the discovery of unanticipated liabilities or other contingencies that we did not identify during the course of our due diligence investigations;

•	potential claims filed by terminated employees or contractors; and

•	our ability to adapt to local market conditions and business practices.

We could be prevented from, or significantly delayed in, achieving our strategic goals if we are unable to complete strategic transactions or successfully integrate acquired businesses. Our failure to complete strategic transactions or to integrate and manage acquired businesses successfully may materially and adversely affect our business, results of operations and financial condition.

Our continued international acquisitions and investments may expose us to additional regulatory and political risks, and could negatively impact our business prospects.

Several of the acquisitions and strategic transactions we have completed are located outside of the U.S. Our expansion throughout international markets exposes us to the following risks, any of which could negatively impact our business prospects:

•	adverse changes in regulatory requirements, including export restrictions or controls;

•	potential adverse tax and regulatory consequences;

•	differences in accounting practices and investment requirements;

•	different cultures which may be relatively less accepting of our business;

•	difficulties in staffing and managing operations;

•	differences and inconsistencies in legal interpretations, laws, rules and regulations;

•	greater legal uncertainty and difficulty in complying with such laws and regulations;

•	tariffs and other trade barriers;

•	changes in the general economic and investment climate affecting valuations and perception of our business sectors;

•	political instability and fluctuations in currency exchange rates; and

•	different seasonal trends in business activities.

We dedicate a significant amount of resources to research and development activities and our failure to successfully develop, market or sell new products or adopt new technology platforms could have a material and adverse effect on our ability to generate revenues and sustain our profitability.

Our enterprise software applications compete in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements that may render existing products and services obsolete. We cannot assure you that we will be able to compete effectively or respond to rapid technological changes in our industry. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to, risks concerning:

•	product quality, including the possibility of software defects, which could result in claims against us or the inability to sell our software products;

•	the fit of the new products and features with a customer’s needs;

•	the need to educate our sales, marketing and consulting personnel to work with the new products and features, which may strain our resources and lengthen sales cycles;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of research or assumptions about the nature and extent of customer demand.

In addition, we may need to adopt newer technology platforms for our enterprise software products as older technologies become obsolete. We cannot assure you that we will be successful in making the transition to new technology platforms for our products in the future. We may be unable to adapt to the new technology, may encounter errors resulting from a significant rewrite of the software code for our products or may be unable to complete the transition in a timely manner. In addition, as we transition to newer technology platforms for our products, our customers may encounter difficulties in the upgrade process, delay decisions about upgrading our products or review their alternatives with another supplier or competitor. Any of these risks could materially and adversely affect our business, results of operations and financial condition.

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient offsetting or resulting revenues, and our business and operating results could be materially and adversely affected. Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all. In 2007, 2008 and 2009, our research and development expense was $22.8 million, or approximately 9.6%, $25.9 million, or approximately 10.7%, and $18.0 million, or approximately 8.8%, of our total revenues, respectively. In addition, as we or our competitors introduce new or enhanced products, the demand for our older products and older versions of such products is likely to decline. If we are unable to provide continued improvements in the functionality of our older products or move customers with our older products to our newer products, maintenance and license revenues from older products may decline, which could have a material and adverse effect on our business, results of operations and financial condition.

The market for enterprise software applications and services is highly competitive, and any failure by us to compete effectively in such a market could result in price reductions, reduced margins or loss of market share, which may have an adverse effect on our revenues and profitability.

The business information systems industry in general, and the enterprise software industry in particular, are highly competitive and subject to rapid technological change. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, larger technical staffs and a larger installed customer base than we do. A number of companies offer products that are similar to our products and target the same markets as we do. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and devote greater resources to the development, promotion and sale of their products than we can. Furthermore, because there are relatively low barriers to entry in the software industry, we expect additional competition from other established and emerging companies. Such competitors may develop products and services that compete with our products and services or may acquire companies, businesses and product lines that compete with us. It is also possible that competitors may create alliances and rapidly acquire significant market share. Accordingly, our current or potential competitors may develop or acquire products or services comparable or superior to those that we develop, combine or merge to form significant competitors or adapt more quickly than we can to new technologies, evolving industry trends and changing customer requirements. Competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our strategy in this market. If we are unable to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.

Future revenue growth depends in part upon our ability to adapt to technological change and successfully introduce new and enhanced products and services.

The Software as a Service (SaaS) industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. As we continue to grow our SaaS and other offerings, we must continue to innovate and develop new products and features to meet changing customer needs and attract and retain talented software developers. We need to continue to develop our skills, tools and capabilities to capitalize on existing and emerging technologies.

In some cases, we may expend a significant amount of resources and management attention on products or services that do not ultimately succeed in their markets. We have encountered difficulty in launching new products and services in the past. If we misjudge customer needs in the future, our new products and services may not succeed, our revenues and earnings may be harmed and our operations and financial condition could be materially and adversely affected.

Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

We currently serve certain of our customers from third-party data center hosting facilities. Any damage to, or failure of, our systems generally could result in interruptions in our service. As we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Further, any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

As part of our current disaster recovery arrangements, our production environment and all of our customers’ data is currently replicated in near real-time in a facility. Features added through acquisitions are temporarily served through alternate facilities. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted and our operations and financial condition could be materially and adversely affected.

Our hosting, collection, use and retention of personal customer information create risk that may harm our business.

A number of our businesses collect, use and retain personal customer information, including credit card numbers, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. We may also develop new business models that use personal information, or data derived from personal information, in innovative and novel ways. In addition, we collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held and some transactions are executed by third parties. In addition, as several of our products and services are Web based, the amount of data we store for our users on our servers (including personal information) has been increasing. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information may result in a breach of customer or employee privacy or theft of assets, which may require notification under applicable data privacy regulations. We employ contractors and temporary employees who may have access to the personal information of customers and employees or who may execute transactions in the normal course of their duties. It is possible that one or more of these individuals may circumvent our controls, resulting in a security breach.

The ability to execute transactions and the possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that may require notification to customers or employees of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. As our business continues to expand to new industry segments that may be more highly regulated for privacy and data security, and to countries outside the U.S. that have more strict data protection laws, our compliance requirements and costs may increase and our operations and financial condition could be materially and adversely affected.

We have incurred losses in prior periods and may not be able to achieve or sustain profitability.

We have incurred losses in prior periods and we may not be able to achieve or sustain operating profitability or net profitability. We may incur operating and net losses in the future due to several factors, including:

•

risks relating to our past and future acquisitions, including the continuing financial effects of past acquisitions such as intangible asset amortization, equity-based compensation and deferred tax expense; and

•

increased expenditures related to our previously acquired businesses as we seek to increase organic growth, which may include increased sales and marketing costs, including costs associated with the expected expansion of our distribution and sales channels, and increased product development expenses.

We base our budgeting decisions regarding our operating expenses on anticipated revenue trends. However, because many of our expenses are relatively fixed, we cannot quickly reduce spending in response to revenue growth that is lower than expected. As a result, in addition to the direct impact that declines in revenues would have on profitability, shortfalls in revenues compared to the estimated revenues used to plan operating expenses could result in significantly lower income or result in a greater loss than anticipated for any given period. If revenues do not meet our expectations, or if operating expenses exceed what we anticipate or cannot be reduced accordingly, our business, results of operations and financial condition could be materially and adversely affected.

Rapid growth and a rapidly changing operating environment may strain our limited resources. Our failure to effectively manage such growth could adversely affect our ability to earn profits.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As the demands of our customers change and if our business expands, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our products and services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

•	adapt our products and services and maintain and improve the quality of our products and services;

•	continue training, motivating and retaining our existing employees and attract and integrate new employees; and

•	develop and improve our operational, financial, accounting and other internal systems and controls.

We have entered into a $30 million four year credit facility and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

We have entered into a $30 million four year credit facility with Wells Fargo Capital Finance. In connection with the closing of this credit facility, we were required to request an advance of $15 million. We may use the proceeds of any future borrowing for general corporate purposes, for future acquisitions or expansion of our business, and, subject to certain conditions, up to $15.0 million under the credit facility may be provided by us to CDC Corporation.

This debt may adversely affect our financial condition and future financial results by, among other things:

•	increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

•

requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

The credit facility imposes restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and require us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. In addition, the credit facility imposes limitations on our ability to transfer funds between us and certain of our subsidiaries, as well as between us and our ultimate parent, CDC Corporation, which could materially and adversely affect our operations and financial condition and those of our subsidiaries and affiliates. If we breach any of the covenants under our credit facility and do not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable.

Because we rely on local management for many of our localized businesses, our business may be materially and adversely affected if we cannot effectively manage local officers.

As a global hybrid enterprise software provider of on-premise and cloud deployments, we have interests in companies in a wide variety of local markets, including the United States, Canada, Europe, Central and South America, Australia, China and other parts of Asia. As a result, we rely on our local management with limited oversight over these businesses. If we cannot effectively manage our local officers and management, or prevent them from acting in a manner contrary to our interests or failing to act at our direction, our business, results of operations and financial condition could be materially and adversely affected.

We have been increasingly moving software development capabilities for our enterprise software applications to India and China which subjects us to risks that may result in certain staffing and management difficulties which, if not effectively addressed, could delay development of upgrades and new products that, in turn, could reduce revenues and net income and increase research and development costs.

We have established a CRM-focused software development center in Bangalore, India and an ERP and SCM-focused software development center in Shanghai, China and Nanjing, China, respectively. Such off-shoring subjects us to various risks, including the following:

•	inability to hire sufficient qualified programmers and developers in these markets;

•

risks associated with turnover of programmers and developers, particularly where we have devoted significant time and resources to train such persons to be familiar with our enterprise software applications;

•

challenges related to the need to remotely manage developers and programmers in India and China, particularly when the persons most familiar with the needs of the customer and the desired new functionality and features are not located in India and China;

•	language and other communications barriers, particularly with software development in China; and

•	time zone differences, which make communicating with persons in India and China more difficult.

If we are unable to adequately staff and manage our offshore research and development operations we may not realize, in full or in part, the anticipated benefits from this initiative. In addition, other events and circumstances, such as difficulties, delays or unexpected costs, may occur which could result in us not realizing all or any of the anticipated benefits, which could have a material adverse effect on our business, financial condition, and operating results.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets, domain names and other intellectual property as important to our business. Unauthorized use of intellectual property, whether owned by us or licensed to us, may reduce our revenues, devalue our brands and property, and harm our reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our licensors, partners, manufacturers, distributors and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive, as are the steps necessary to prevent the misappropriation or infringement of our licensed technology. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization. The validity, enforceability and scope of protection of intellectual property in many industries in China and certain other countries are uncertain and still evolving and may not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. In particular, software piracy in China and other jurisdictions in which we conduct business has been an issue of significant concern for many software publishers. Moreover, we may not prevail in any litigation that we undertake to enforce our intellectual property rights, and such litigation could result in substantial costs and diversion of our management resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially and adversely affect our business and results of operations.

Our products and services could be found to infringe on the patents, copyrights or other intellectual property rights of others. For example, in April 2008, SFA Systems filed a claim in the United States District Court for the Eastern District of Texas against defendants NetSuite, Inc., CDC Corporation and CDC Software Inc. alleging that our MarketFirst software, which is related to certain intellectual property we acquired in our acquisition of Saratoga Systems in April 2007, infringes a patent owned by SFA Systems through assignment. The plaintiff sought a permanent injunction against defendants, damages, costs, expenses, interest, attorneys’ fees and other restitutional remedies. Although this matter was ultimately resolved, we were required to expend significant time and resources with respect to this matter, and generally, substantial expenses in investigating and defending against third-party infringement claims are incurred, regardless of their merit. We cannot assure you that any similar future matters may be resolved in a manner that would not have a material adverse effect on our business and results of operations. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative technology and be forced to pay fines and damages, any of which could harm our business and results of operations.

If we lose the services of key employees, it may be costly and time-consuming for us to locate other personnel with the required skills and experience.

Our success depends on the continued efforts of our board members, our senior management and our technical, research and development, services and support, marketing and sales personnel. These persons may terminate their association or employment with us at any time. We have experienced changes in our senior management for a variety of reasons, including restructuring, medical reasons, retirement, and resignations to pursue other career opportunities. Loss of the services of key members of senior management or experienced personnel can be disruptive and causes uncertainty. In particular, we depend upon the services of Mr. Peter Yip, our chief executive officer, Bruce Cameron, our president, Matthew Lavelle, our chief financial officer and other members of our management team. Mr. Yip took a leave of absence for medical reasons between February 2005 and April 2006. During that time, two other people who served as our chief executive officer and president resigned. While Mr. Yip believes that he has recovered enough to serve as our chief executive officer, we cannot assure his continued service.

The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be extremely competitive and time-consuming. We compete for a limited number of qualified individuals with more established companies with greater resources that may offer more attractive compensation or employment conditions. As a result, we may be unable to retain or integrate existing personnel or identify and hire additional qualified personnel.

Our ultimate parent corporation, CDC Corporation, determined that material weaknesses in its internal controls over financial reporting existed during 2006 and 2007 as a result of, among other things, its inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of our organization to ensure appropriate application of U.S. GAAP, particularly in the areas of accounting for income taxes and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of CDC Corporation’s financial statements for the years ended December 31, 2003, 2004 and 2005. During 2008, CDC Corporation remediated all material weaknesses in its internal controls over financial reporting that existed during 2006 and 2007.

An inability to attract or retain additional qualified senior managers or personnel in a timely manner, or the health, family or other personal problems of key personnel could have a material and adverse effect on our business, results of operations and financial condition.

If we grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.

We adopted the 2009 Stock Incentive Plan in March 2009. Under such equity incentive plan, we may issue options or other awards to purchase up to 3.75 million class A ordinary shares. During 2009 and 2010, we granted an aggregate of 1,145,084 options and 10,000 stock appreciation rights, having a weighted average exercise price of $8.84. As a result of these grants under the plan, we have incurred significant share-based compensation expenses, and may continue to incur significant compensation expenses in future periods. The amount of these expenses are, and with respect to future awards, will be, based on the fair value of the share-based awards. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. We have also received approval from our shareholders, at an extraordinary general meeting held in May 2010, to amend our incentive plan to permit us to cancel and re-grant awards without shareholder approval. Any such cancellations and re-grants will increase the amount of expense we will incur. We cannot assure you that employee share options or other share-based compensation we may grant in the future will not have a material adverse effect on our profitability.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

A passive foreign investment company is a foreign company with predominantly investment income or whose assets are primarily intended to generate investment income. Although we believe that we were not a PFIC for U.S. federal income tax purposes for our 2008 and 2009 fiscal years, nor for our current taxable year or in the foreseeable future, there can be no assurance in this regard. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets. Because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs, which is likely to continue to fluctuate in the future, we may be a PFIC for any taxable year as a result of the composition of our income or assets. If we were treated as a PFIC for any taxable year during which a U.S. investor held ADSs certain adverse U.S. federal income tax consequences would apply to the U.S. investor.

For more information on the tax consequences to you if we were treated as a PFIC, see “Item 10.E., Additional Information — Taxation — U.S. Federal Income Tax Consequences — U.S. Holders — Status as a PFIC.”

Risks Relating to Our International Operations

A large part of our business is international and, as a consequence, there are a number of factors beyond our control associated with international operations that could materially and adversely affect our business, results of operations and financial condition.

Approximately 47%, 45% and 48% of our total revenues in 2007, 2008, and 2009 were derived from customers outside of North America. We anticipate that revenues from customers outside the United States will continue to account for a significant portion of our total revenues in the future, particularly as we intend to expand into targeted emerging markets, such as China, Russia, Brazil and India. Our operations outside the United States are subject to additional risks, including:

•	changes in, or interpretations of, U.S. or foreign law that may materially and adversely affect our ability to sell our products, perform services or repatriate profits to the United States;

•	the imposition of tariffs and other trade barriers;

•	hyperinflation or economic or political instability in foreign countries;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	conducting business in places where business practices and customs are unfamiliar and unknown or prohibited by applicable law;

•	adverse changes in regulatory requirements, including the imposition of restrictive trade policies, including changes in export restrictions;

•	potentially adverse tax consequences;

•	worldwide political conditions and political instability;

•	fluctuations in currency exchange rates;

•	the imposition of inconsistent laws or regulations;

•	the imposition or increase of investment requirements and other restrictions by foreign governments;

•	difficulty in staffing and managing our operations;

•	different seasonal and other trends in business activities;

•	differences in cultures which may be less accepting of our business;

•	differences in accounting practices and investment requirements;

•	longer collection cycles for accounts receivable;

•	uncertainties relating to foreign laws and legal proceedings and compliance with such laws, rules and regulations;

•	having to comply with a variety of U.S. laws, including the Foreign Corrupt Practices Act;

•

having to comply with U.S. export control regulations and policies that restrict our ability to communicate with non-U.S. employees and supply foreign affiliates and customers with products and services; and

•	adverse determinations or findings by applicable export control authorities restricting our ability to export goods and services.

We are required to comply with U.S. export control laws and regulations. Noncompliance with those laws and regulations could have a material adverse effect on our business.

The export and re-export of certain of our products to, and the provision of our services to customers in, certain countries are subject to U.S. export control laws and related regulations, including the Export Administration Regulations (“EAR”), 15 C.F.R. Parts 730 et seq., administered by the U.S. Department of Commerce. Accordingly, our products and services may be subject to pre-export filings; licensing requirements for certain restricted countries, parties and end users; post-export reporting; and documentation and other requirements. Although we strive to comply with applicable export requirements, we have advised the U.S. Department of Commerce of potential violations of the U.S. export control laws and regulations involving the sale of software to a customer in Syria by a reseller. We believe this sale was isolated and remediable through strengthened internal controls and procedures. Violations of export control regulations can lead to administrative, civil monetary or criminal penalties. Based on the information available at this time, we do not believe that the matters we have disclosed will result in material sanctions or penalties, and accordingly have recorded an accrual that is not material to our financial condition or results of operations. However, we cannot assure you that the U.S. Department of Commerce will not pursue penalties for any violations ultimately found to have occurred or that any penalties will not have a material adverse impact on our business, financial condition or results of operations.

A change in currency exchange rates could increase our costs relative to our revenues.

Our revenues, expenses, assets and liabilities are denominated in a number of currencies, including Australian dollars, British pounds, Canadian dollars, Euros, renminbi, South Korean won, Swedish Kronas and U.S. dollars. However, our quarterly and annual financial results are reported in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. Any hedging policies implemented by us may not be successful, and the cost of these hedging techniques may have a negative impact on our business, results of operations and financial condition.

Risks Relating to Our Separation from, and Continuing Relationship with, CDC Corporation

We are a newly incorporated company and we have a limited history of operating as a stand-alone company. We may encounter difficulties in making the changes necessary to operate as a stand-alone company, and we may incur greater costs as a stand-alone company that may materially and adversely affect our results.

We were formed in March 2009. Prior to our initial public offering in August 2009 we operated a business unit of our ultimate parent company, CDC Corporation.

CDC Corporation and its subsidiaries currently assist us in performing some corporate functions, including legal, mergers and acquisitions, risk management, corporate finance, tax, accounting and treasury. Except as contemplated by our Services Agreement with CDC Corporation, CDC Corporation no longer has any obligation to provide these functions to us.

The Services Agreement became effective on the closing of our initial public offering in August 2009, and has an initial term expiring on December 31, 2019. Thereafter, the Services Agreement may be renewed automatically for successive two-year periods unless we or CDC Corporation elects not to renew the services by providing not less than 15 months’ advance written notice. CDC Corporation may terminate the agreement at any time it ceases to own at least 50% of the total voting power of our ordinary shares. Under the Services Agreement, we and CDC Corporation provide services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. Pursuant to an addendum to the Services Agreement executed in May 2010, certain additional services relating to strategic business consulting services, software implementation services, software operational support services, and customer education and training services are provided to us by CDC Corporation at a price equal to the costs incurred by CDC Corporation or its subsidiaries to provide these services plus an additional gross margin of 25%. We are required to first offer CDC Corporation the right to provide these additional services; however, in the event that CDC Corporation chooses not to exercise such right, we are entitled to contract with a third party for these services in order to fulfill our obligations to our customers.

If the Services Agreement is terminated, we may not be able to replace these services in a timely manner or on terms and conditions, including costs, as favorable as those we receive from CDC Corporation. See “Item 10.C., Additional Information — Material Contracts” for more information on the services agreement. In addition, we may encounter difficulty modifying or maintaining the operational, managerial and financial controls, procedures and policies that CDC Corporation had in place over our businesses prior to our becoming a stand-alone company.

Several of our officers and directors provide services to, and devote significant amounts of their time to, our ultimate parent company, CDC Corporation, and its other subsidiaries, which may lead to conflicting demands on their time and attention.

Some of our officers and directors provide services to, and devote significant amounts of their time to, our ultimate parent company, CDC Corporation and other subsidiaries. Peter Yip, one of our directors and our Chief Executive Officer, Donald Novajosky, our General Counsel and Secretary, and Matthew Lavelle, our Chief Financial Officer, are also officers and/or employees of CDC Corporation and/or others of its subsidiaries. Raymond Ch’ien, John Clough, Simon Kwong Chi Wong and Mr. Yip, who are members of our Board of Directors, also serve as officers and/or directors of CDC Corporation and/or others of its subsidiaries.

In the past our CEO, CFO and General Counsel have allocated between 50% to 75% of their time to CDC Corporation and its other subsidiaries. In the future those officers are expected to devote the majority of their time to the management of our affairs, subject to variations from period to period due to particular circumstances. As a result, demands for the time and attention of our officers and directors from our company and CDC Corporation and its other subsidiaries may conflict from time to time. None of our officers and directors are obligated to contribute any specific number of hours per week to our affairs. If our officers’ and directors’ responsibilities to other CDC Corporation affiliates were to require them to devote substantial amounts of time to such affiliates in excess of their current commitment levels, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to implement our business plans and strategies.

Our historical financial information may not be representative of our results as an independent company.

For periods prior to our initial public offering in August 2009, our combined and consolidated financial statements included elsewhere in this Annual Report on Form 20-F, assume that we had existed as a separate legal entity for such financial periods presented and owned the subsidiaries transferred to us by CDC Software International from the later of their date of incorporation or acquisition. Our combined and consolidated financial statements for such periods prior to our initial public offering, do not reflect what our results of operations, financial position and cash flows would have been had our business been a stand-alone company during the periods presented. As a public company, we have incurred, and expect to continue to incur, a significantly higher level of executive compensation, legal, accounting and other expenses than we did as a wholly owned component of CDC Corporation. Furthermore, our combined and consolidated financial statements cannot be used to forecast or predict our future financial condition, results of operations or cash flows.

If we do not adequately maintain and evolve our financial reporting and management systems and our internal controls, our ability to manage and grow our business may be harmed and we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and cause the price of our ordinary shares or ADSs to decline.

Our ability to execute our business plan and implement our growth strategy requires an effective planning and management process. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively and support our growth in the future. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

Moreover, in order to comply with our obligations as a public company under Section 404 of the Sarbanes-Oxley Act of 2002, we must enhance and maintain our internal controls. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are in the process of refining and enhancing our internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments starting with our annual report for the year ending December 31, 2010. Any failure to implement effective controls could cause us to fail to meet our reporting obligations which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ordinary shares or ADSs.

Our ultimate parent corporation, CDC Corporation, identified material weaknesses in its internal control over financial reporting as of December 31, 2006 and 2007. If CDC Corporation identifies new material weaknesses our ability to report timely and accurate financial information could be materially and adversely affected.

In connection with the audit of its consolidated financial statements for the year ended December 31, 2007, CDC Corporation and its independent registered public accounting firm concluded that material weaknesses existed in CDC Corporation’s internal control over financial reporting at December 31, 2006 and 2007. In connection with the audit of CDC Corporation’s consolidated financial statements for the year ended December 31, 2008, CDC Corporation and its independent registered public accounting firm concluded that the material weaknesses that existed in CDC Corporation’s internal control over financial reporting at December 31, 2007 have been remediated. A material weakness is defined as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis. The material weaknesses that existed at December 31, 2007 were noted in the financial statement close and reporting processes, income taxes and treasury management. CDC Corporation also determined that material weaknesses in its internal controls over financial reporting existed during 2005 and 2006 as a result of, among other things, its inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of its organization to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of CDC Corporation’s financial statements for the years ended December 31, 2005, 2004 and 2003. The primary cause of the material weaknesses was lack of sufficient personnel in each of these areas with appropriate expertise to ensure proper accounting and treatment in accordance with generally accepted accounting principles.

CDC Corporation’s management has remediated its material weaknesses by taking the following steps:

•

implementing standard accounting policies related to estimates involving significant management judgments, as well as other financial reporting areas. The new policies are intended to focus on ensuring appropriate review and approval, define minimum documentation requirements, establish objective guidelines to minimize the degree of judgment in the determination of certain accruals, enforce consistent reporting practices, and enable effective account reconciliation, trend analyses, and exception reporting capabilities.

•	hiring a VP of Tax, as well as additional tax personnel, to perform internal control procedures related to income taxes which had previously not been performed due to insufficient qualified personnel;

•

continuing to consolidate CDC Corporation’s entities into geographical centers to leverage its technical accounting resources and to reduce the complexity in CDC Corporation’s month end consolidation process by eliminating duplicative accounting processes and to leverage the use of a common general ledger and financial reporting system; and

•	improving quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review.

We cannot be certain that additional material weaknesses or significant deficiencies in internal controls over financial reporting will not be identified by CDC Corporation in the future. If the control deficiencies that have been identified recur, or if we or CDC Corporation identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our consolidated financial statements, and such conclusion could negatively impact the trading price of our ADSs.

We have incurred, and expect to continue to incur increased costs as a result of being a public company.

As a public company, we have incurred, and expect to continue to incur, a significantly higher level of legal, accounting and other expenses than we did as a wholly owned component of CDC Corporation. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the U.S. Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The terms of our separation from CDC Corporation, the related agreements and other transactions with CDC Corporation were determined by CDC Corporation and may be less favorable to us than we could have obtained from an unaffiliated third party.

Transactions and agreements entered into between us and CDC Corporation present potential conflicts between our interests and those of CDC Corporation and are not the result of arms’ length negotiations. These transactions and agreements include agreements related to the separation of our business from CDC Corporation that provide for, among other things, the terms of our various interim and ongoing relationships, as described under “Item 7.B., Major Shareholders and Related Party Transactions — Intercompany Agreements.”

Because the terms of our separation from CDC Corporation and the related transactions and agreements were determined by CDC Corporation, the terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. In some cases, the terms of such transactions and agreements may be more favorable than the terms we could have obtained from an unaffiliated third party, and we may not be able replace such terms with as favorable terms when such transactions and agreements expire. In addition, because CDC Corporation continues to control us, it could cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We may not be able to resolve any potential conflict, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated third party.

Our ultimate parent corporation, CDC Corporation, contends that our initial public offering in August 2009 constituted a “qualified initial public offering” under the terms of its 3.75% Senior Exchangeable Convertible Notes due 2011, or Notes, and that it is not currently required to redeem up to $41.2 million in aggregate principal amount of Notes held by non-affiliates of CDC Corporation, plus accrued and default interest. CDC Corporation is involved in litigation with the last remaining non-affiliated holder of its outstanding Notes, which may indirectly have an adverse impact on our results of operations or the trading price of our ADSs.

In November 2006, our ultimate parent, CDC Corporation, issued $168 million in aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011, or the Notes.

The Notes and the Note Purchase Agreement related thereto originally provided that, if neither CDC Software International, our direct parent, nor CDC Games International is able to complete a “qualified initial public offering,” or qualified IPO, prior to November 13, 2009, holders would have the option to require CDC Corporation to redeem the notes at a redemption price of principal plus accrued and unpaid interest, calculated at the rate of 12.5% per annum applied retroactively from November 13, 2006 to the date of redemption.

As of December 31, 2009, a subsidiary of CDC Corporation, CDC Delaware Corp. was the holder of $124.8 million in principal amount, or 75.2% of the total aggregate amount outstanding of Notes, and Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd., or Evolution, were the holders of an aggregate of $41.2 million, or 24.8% of the total aggregate amount outstanding of Notes.

On November 11, 2009, CDC Delaware executed an Amendment No. 1 to Notes and Note Purchase Agreement that amended the Notes and the related Note Purchase Agreement to: (i) amend the definition of Qualified IPO to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a QIPO, via the definition of Minimum IPO Amount, from $100.0 million to $40.0 million.

As a result of these amendments, CDC Corporation believes that the holder redemption right provided in the Notes, which would have required CDC Corporation to pay, not later than December 16, 2009, an aggregate of approximately $52.0 million, consisting of the remaining principal outstanding on the Notes held by such non-affiliates together with accrued interest at the rate of 12.5% retroactive to the issue date of November 13, 2006, is both no longer exercisable by such holders, and is no longer of any force or effect.

Notwithstanding the foregoing, in November 2009, CDC Corporation received a notification from Evolution purporting to elect to exercise the holder redemption option under the Notes. Furthermore, on December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against CDC Corporation in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their Notes, together with accrued and retroactive interest. Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in its lawsuit against CDC Corporation. On April 28, 2010, the New York Court denied Evolution’s motion for summary judgment.

On March 2, 2010, CDC Corporation filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to Notes, breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

CDC Corporation has advised us that it may request that we provide a loan, distribution or other funding to assist it in settling any obligations it may ultimately be deemed to have under the Notes. Furthermore, because we are a controlled company, CDC Corporation may require us to provide such loan, distribution or funding, which may not be on terms as favorable or beneficial to us as we might otherwise receive in an unrelated transaction with a non-affiliate. Additionally any funding that we may provide to CDC Corporation will reduce the amount of funds we have available for other purposes.

Neither we nor any of our subsidiaries has pledged any of our or their assets or properties to secure the obligations of CDC Corporation under the Notes, nor have we or any of our subsidiaries guaranteed CDC Corporation’s performance of its obligations under the Notes. As a result, other than any loan, distribution or funding that we may be required to provide, we do not believe that any payment or other default by CDC Corporation under the Notes, or other definitive documents entered into at the issuance of the Notes, whether at maturity, upon exercise of the holders’ redemption rights, or otherwise, would have a material adverse effect on our business, financial position or results of operations or those of our subsidiaries.

However, in the event that a default under the Notes results in insolvency proceedings against CDC Corporation, there can be no assurance that CDC Corporation will be able to perform its obligations to us under the Services Agreement or the Trademark License Agreement. Furthermore, there can be no assurance that we will not be named in current or future litigation resulting from any default. As a result, there can be no assurance that a default by CDC Corporation under the Notes will not materially and adversely impact our results of operations or the trading price of our ADSs.

If any holders were to obtain judgments in their favor on their collection claims, they could then seek to execute those judgments against one or more of CDC Corporation’s assets, including CDC Corporation’s equity interest in us. In that case, if holders holding a sufficient principal amount of Notes were successful in executing on judgments in their favor, such holders might collectively be able to reduce CDC Corporation’s interest in us.

Conflicts of interest between CDC Corporation and us could be resolved in a manner unfavorable to us.

Various conflicts of interest could arise between CDC Corporation and us. Some of our officers and directors may receive shares of our class A ordinary shares or options or stock appreciation rights relating to our securities; however, many of our officers and directors own, and we expect that they will continue to own, shares of CDC Corporation, or options or SARs relating to CDC Corporation’s securities, in an amount in excess of their ownership interests in us. In addition, our chief executive officer, Mr. Peter Yip, is also the chief executive officer and vice chairman of the board of directors of CDC Corporation. Asia Pacific Online Limited, owned by the spouse of Mr. Yip and by a trust established for the benefit of Mr. Yip’s children, is CDC Corporation’s largest shareholder, holding approximately 16.75% of its outstanding shares as of February 28, 2010. Mr. Yip has continued in his role as chief executive officer and executive vice chairman of the board of directors of CDC Corporation and, therefore, does not devote his time exclusively to us as our chief executive officer. Similarly, many of our directors serve on the board of directors of CDC Corporation (and/or its affiliates) and certain of our executive officers are also officers of CDC Corporation (and/or its affiliates) and also do not devote their time exclusively to us. Ownership interests of directors or officers of CDC Corporation or CDC Software International in our class A ordinary shares or ADSs, or service as either a director or officer of these companies, could create or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for CDC Corporation, CDC Software International and us. These decisions could, for example, relate to:

•	disagreements over corporate and strategic opportunities;

•	competition between us, CDC Software International and/or CDC Corporation;

•	management share ownership;

•	employee retention or recruiting;

•	our dividend policy; and

•	the services, arrangements and related pricing terms between us and CDC Corporation, including under our Services Agreement and Trademark License Agreement with CDC Corporation.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with CDC Corporation while it remains our indirect controlling shareholder. Moreover, subject to applicable law, CDC Corporation and CDC Software International will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us. In addition, a majority our directors and officers are also directors and/or officers of CDC Corporation. Our directors or officers who provide, and receive incentive compensation for, services as a director or officer of CDC Software International or CDC Corporation may face conflicts of interest with regard to the allocation of time among us, CDC Software International and CDC Corporation or in fulfilling obligations to us, CDC Software International and CDC Corporation.

Under Cayman Islands law our directors and officers generally owe us various fiduciary duties, including the duties of loyalty, honesty and good faith. This means that our officers and directors are obligated to act in our best interests, and not the best interests of other companies with which we may be affiliated or to individual shareholders and that our directors and officers are not entitled to consider the interests of another company, or a specific group of shareholders or creditors in determining whether or not to adopt a particular course of action. To reduce the risks faced by our officers and directors, our amended and restated memorandum and articles of association require that our Audit Committee review and approve any potential conflicts of interest, including transactions involving us and the following:

•	any shareholder owning an interest in the voting power of us or any subsidiary of ours that gives such shareholder significant influence over us or any subsidiary of ours;

•	any director or executive officer of us or any subsidiary of ours and any relative of such director or executive officer;

•

any person in which a substantial interest in the voting power of us is owned, directly or indirectly, by any person described in the points above or over which such a person is able to exercise significant influence; and

•	any affiliate (other than a subsidiary) of us.

While our amended and restated memorandum and articles of association, as well as the NASDAQ Marketplace Rules to which we are subject, contain provisions that may reduce the likelihood that we will be materially and adversely affected by such conflicts, we cannot assure you that such provisions will be effective.

We may enter into business opportunity right of first refusal agreements with one or more affiliates of CDC Corporation, or entities formed by CDC Corporation or its subsidiaries, which could adversely affect our ability to pursue certain acquisition opportunities that would otherwise be available to us.

Our indirect parent company, CDC Corporation and certain subsidiaries and affiliates thereof have formed, and may in the future form, entities for the purpose of acquiring businesses in industries and geographies that are similar to those in which we now, or may, in the future, operate. Furthermore, due to the potential conflicts of interest that could arise among CDC Corporation and certain of its subsidiaries, including us, on the one hand, and such other entities on the other hand, and the officers and directors of the foregoing entities, we may enter into business opportunity right of first refusal agreements pursuant to which we may attempt to determine how potential business opportunities may be shared among us. These right of first refusal agreements would be of limited duration, and may not be enforceable against these other entities.

Although we do not currently believe that any such subsidiary or affiliate formed by CDC Corporation or its affiliates would attempt to pursue any acquisition in the industries in which we currently operate, we cannot assure you that conflicts of interest and disputes will not occur in the future, and in such cases, that they will be resolved successfully in our favor.

Because we may enter into, and be bound by, each of the right of first refusal agreements discussed above, our ability to pursue certain acquisition opportunities that would otherwise be available to us may be adversely affected. If we were unable to pursue an opportunity as a result of the restrictions contained in the right of first refusal agreements, our ability to grow our business through acquisition could be adversely affected.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules and rely on exemptions from certain corporate governance requirements.

CDC Corporation holds more than 50% of our voting power. As a result, we are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we will be exempt from NASDAQ’s corporate governance Rule 5605(b), which means that:

•	a majority of our Board of Directors does not need to be comprised of “independent directors” as defined by the NASDAQ Marketplace Rules; and

•	our compensation committee and nominating committee do not need to be comprised solely of “independent directors”.

Notwithstanding this exemption, five out of eight of our directors meet the definition of “independent director” under the NASDAQ Marketplace Rules.

Although all of the directors who serve on our compensation committee are currently considered independent under the NASDAQ Marketplace Rules, we cannot assure you that any of our directors will continue to satisfy these independence requirements in the future. Furthermore, Mr. Peter Yip, who serves as one of our three directors serving on the nominating committee, is not considered an independent director under the NASDAQ Marketplace Rules.

In the event we are no longer a controlled company, we will be required to have a majority of independent directors on our board of directors and to have our compensation and nominating committees comprised solely of independent directors within one year of the date that we no longer qualify as a controlled company.

Unless we no longer qualify, or choose to no longer rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Because CDC Corporation, as the indirect holder of all of our class B ordinary shares, controls the majority of the voting power of our ordinary shares, other shareholders will be unable to affect the outcome of shareholder votes with respect to most events.

Our class A ordinary shares have one vote per share, and our class B ordinary shares have 10 votes per share. As of April 30, 2010, CDC Corporation indirectly owns 100% of our issued and outstanding class B ordinary shares through its 100% ownership of CDC Software International, representing 98.1% of the combined voting power of our aggregate issued and outstanding ordinary shares and 84.3% of the economic interest in our outstanding ordinary shares. Accordingly, CDC Corporation has and is expected to maintain the ability to determine the outcome of shareholder votes with respect to most events that may require shareholder approval, including:

•	mergers, consolidations and other business combinations;

•	election or non-election of directors;

•	removal of directors; and

•	amendments to our memorandum and articles of association.

As a result, CDC Corporation may be able to effectively approve or prevent a merger, consolidation or other business combination, elect or not elect directors, approve or prevent the removal of a director and approve or prevent amendments to our memorandum and articles of association. CDC Corporation may also require us to extend loans to it or its subsidiaries or affiliates or third parties, upon terms that may not be as beneficial as we could obtain in an unaffiliated arms-length transaction. CDC Corporation’s interests in any of these matters may be contrary to the interests of our class A shareholders.

For more information regarding the shareholdings of CDC Corporation, see “Item 7.A., Major Shareholders and Related Party Transactions — Major Shareholders.”

We may lose rights to key intellectual property rights if CDC Corporation’s indirect ownership drops below certain levels.

As CDC Corporation is our indirect parent company, we are the beneficiary of some of CDC Corporation’s intellectual property rights, including the use of its trademarks and service marks pursuant to the Trademark License Agreement entered into with it in connection with our initial public offering. If CDC Corporation ceases to own indirectly at least 50% of the total voting power of our ordinary shares, either we or CDC Corporation has the right to terminate the Trademark License Agreement, subject to a six month notice period. If we are no longer permitted to use CDC Corporation’s intellectual property, including its trademarks and service marks, we will need to expend significant time, effort and resources to establish a new brand name in the marketplace, which may not be successful. If we are unsuccessful in establishing our brand identity, our business, results of operations and financial condition could be materially and adversely affected. See “Item 10.C., Additional Information — Material Contracts.”

Because CDC Corporation has not agreed to retain or otherwise indemnify us for liabilities arising from the operation of our business prior to our legal formation, third parties may seek to hold us responsible for any such liabilities.

CDC Corporation has not agreed to retain or otherwise indemnify us for any liabilities that may arise in the future from the operation of our business by other CDC Corporation subsidiaries prior to our legal formation and the contribution or transfer of that business to us. If those liabilities are significant and we are ultimately held liable for them, we might not be able to recover any of our losses from CDC Corporation, and our business, results of operations and financial condition could be materially and adversely affected.

Risks Relating to Our ADSs

There may not be an active or liquid public market for our ADSs and the price of the ADSs may fluctuate significantly.

Prior to our initial public offering in August 2009, there was no public market for our class A ordinary shares or ADSs. While our ADSs are listed on the NASDAQ Global Market, an active or liquid public market for our ADSs may not be sustained. If an active trading market is not maintained, the liquidity and market price of our ADSs could be negatively affected.

The trading price of our ADSs has also been, and is likely to continue to be, extremely volatile. From the date of our initial public offering in August 2009 to April 30, 2010, the closing price of our ADSs ranged from $8.19 to $11.83. There is no assurance that the price of our ADSs will not fall below its historic or yearly low.

The market price of our ADSs has, and is likely to continue to fluctuate significantly due to:

•	actual or anticipated quarterly variations in our operating results;

•	changes in expectations as to our future financial performance or changes in financial estimates of public market analysis;

•	announcements relating to our business or the business of our competitors;

•	the addition or departure of key personnel;

•	potential litigation or administrative investigations;

•	the success of our operating strategy;

•	the operating and share price performance of other comparable companies; and

•	general economic, political and regulatory conditions in the countries in which we operate.

These fluctuations in the market price of, and volume for, our ADSs often have been unrelated or disproportionate to our operating performance. Broad market, political and industry factors may also decrease the price of our common shares, regardless of our operating performance. Securities class-action litigation and regulatory investigations often have been instituted against companies following steep declines in the market price of their securities.

Many of these factors are beyond our control and we cannot predict their potential effects on the price of our ADSs. If the market price of our ADSs declines significantly, you may be unable to resell your ADSs at or above the price you paid for them. In addition, the stock markets in general can experience considerable price and volume fluctuations. The market price of our ADSs could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition.

Future sales, or the perception of future sales, of a substantial amount of our ordinary shares or ADSs could depress the trading price of our ADSs.

Future sales, or the perception or the availability for sale in the public market, of substantial amounts of our ordinary shares or ADSs could materially and adversely affect the prevailing trading price of our ADSs and could impair our ability to raise capital through future sales of equity securities.

As of April 30, 2010, there were 5.1 million class A ordinary shares issued, of which 4.8 million were represented by the ADSs, and 23.9 million class B ordinary shares, outstanding. The 4.8 million ADSs (and the class A ordinary shares represented thereby) are freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining 23.9 million class B ordinary shares owned by our existing shareholder are restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. In connection with our initial public offering, in August 2009, we, our officers, directors, CDC Corporation and CDC Software International agreed to a “lock-up,” meaning that, subject to specified exceptions, neither we nor they will sell any shares or engage in any hedging transactions for 270 days after the date of the prospectus relating to our initial public offering in August 2009. Following the expiration of the lock-up period in May 2010, all of these ordinary shares became eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144.

In addition, we may issue ordinary shares, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of ordinary shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

Our ADS price could be adversely affected if our parent company materially changes its holdings in our shares, particularly if the share holdings are not disposed of in an orderly manner.

As of April 30, 2010, CDC Software International owned 100% of our outstanding class B ordinary shares, representing 98.1% of the aggregate voting power of our outstanding ordinary shares and 84.3% of the economic interest in our outstanding ordinary shares. There is no guarantee that CDC Software International will continue to hold our shares going forward for any length of time. If CDC Software International disposes, or if our investors expect CDC Software International to dispose of, a substantial portion of their shareholdings in us at any time, it could adversely affect our ADS price. For more information regarding the shareholdings of CDC Software International, see “Item 7.A., Major Shareholders and Related Party Transactions — Major Shareholders.”

We may incur significant costs to avoid being considered an investment company under the Investment Company Act of 1940.

We may incur significant costs and management time to avoid investment company status under the Investment Company Act of 1940, as amended, or the Investment Company Act. Based upon an analysis of our combined historical assets as at December 31, 2009 and income for the year ended December 31, 2009, and the manner in which we operate, and intend to continue to operate our business, we do not believe we will be considered an investment company. The determination of whether or not we are an investment company is based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company in the future. It is not feasible for us to be regulated as an investment company because application of Investment Company Act regulations are inconsistent with our strategy of actively managing, operating and promoting collaboration among our businesses.

Anti-takeover provisions in our charter documents may adversely affect the price of our ADSs.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares, including class A ordinary shares, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. For example, our board of directors is divided into three classes, each having a term of three years, with the term of one class expiring each year. This provision would delay the replacement of a majority of our directors and would make changes to our board of directors more difficult than if such provision was not in place.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. CDC Software International currently holds 23.9 million of our class B ordinary shares. Holders of class B ordinary shares are entitled to 10 votes per share, while holders of class A ordinary shares are entitled to one vote per share.

As of April 30, 2010, CDC Software International held class B ordinary shares representing 98.1% of our aggregate voting power, and holders of our outstanding ADSs (representing class A ordinary shares) represent 84.3% of the economic interest in our ordinary shares. Each class B ordinary share is redeemable at the option of the holder thereof at any time in accordance with our amended and restated memorandum and articles of association. Immediately following such redemption we will issue a new class A ordinary share. Class A ordinary shares are not redeemable for class B ordinary shares under any circumstances.

Due to the disparate voting powers attached to these two classes, our existing shareholder has significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of ADSs may view as beneficial.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands and certain other British commonwealth jurisdictions) are binding on a court in the Cayman Islands. Decisions of the English Courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority, but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a United States company.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in foreign jurisdictions based on United States or other foreign laws against us or our management.

We are incorporated under the laws of the Cayman Islands. We conduct our operations in many jurisdictions throughout the world, including China. In addition, many of our directors and executive officers reside in jurisdictions outside of the United States, and substantially all of the assets of these persons are located in jurisdictions outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors, executive officers and experts, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. For example, China does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

Even if we pay dividends or other distributions on our class A ordinary shares, you may not receive them or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on class A ordinary shares or other deposited securities after deducting its fees, charge, and expenses and any taxes withheld, duties or governmental charges. You will receive these distributions in proportion to the number of class A ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our class A ordinary shares). However, the depositary is not responsible if it decides that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of

ADSs. This means that you may not receive any distributions we make on our class A ordinary shares or any value for them if it is illegal or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs and may result in a U.S. federal income tax liability where dividends are actually or constructively received by the depositary even where no actual distributions are paid to an ADS holder.

Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement entered into with the depositary in connection with our initial public offering, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may only exercise the voting rights with respect to the underlying class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening general meetings of shareholders is 10 days. When a general meeting of shareholders is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your class A ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and the class A ordinary shares underlying your ADSs may not be voted as you requested.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our headquarters and principal executive offices are located at Unit 706-707, Building 9, No. 5 Science Park West Avenue, Hong Kong Science Park, Shatin, New Territories, Hong Kong, and our telephone number is 011-852-2893-8200. The address and telephone number of our registered office in the Cayman Islands is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. We have a corporate website that you may access at www.cdcsoftware.com. The information contained on our website and other websites operated by our subsidiaries or affiliates or referred to herein do not form a part of this Annual Report.

CDC Software Corporation was incorporated in March 2009 as an exempted company with limited liability under the Companies Law of the Cayman Islands as a wholly owned subsidiary of CDC Software International to operate the enterprise software applications business of CDC Corporation in the Americas, Europe, Middle East, Africa and Asia. As of April 30, 2010, our ultimate parent company, CDC Corporation, indirectly owned ordinary shares representing 98.1% of the combined voting power of our outstanding shares and 84.3% of the economic interest in our outstanding ordinary shares.

In May 2006, CDC Corporation established CDC Software International and contributed certain of the assets of the Software Group to CDC Software International. In August 2009, we completed our initial public offering of 4,800,000 of our class A ordinary shares represented by American Depositary Shares on NASDAQ at an offering price of $12.00 per ADS.

In connection with our initial public offering, CDC Corporation caused CDC Software International to transfer the shares of those subsidiaries through which we conduct our business to us. Such transfer included all of the issued and outstanding shares of several of CDC Software International’s operating subsidiaries, including each of Ross Systems, Inc., or Ross Systems; Pivotal Corporation, or Pivotal; Saratoga Systems, Inc., or Saratoga; Industri-Matematik International Corp., or IMI; Respond Group Limited, or Respond; MVI Holdings Limited, or MVI; c360 Solutions, Inc., or c360; and portions of Catalyst International, or Catalyst.

Prior to the fourth quarter of 2009 we were comprised of one segment, Software. After the acquisition of Truition, Inc. and gomembers, Inc. in the fourth quarter of 2009, we are now comprised of two segments, Software and Software-as-a-Service, or SaaS.

Our ultimate parent company, CDC Corporation, which is headquartered in Hong Kong, is a company listed on the NASDAQ Global Market under the stock symbol “CHINA,” and is a global hybrid enterprise software provider of on-premise and cloud deployments (primarily through us), online games and internet and media services.

For more information about our relationship with CDC Corporation, see “Item 7., Major Shareholders and Related Party Transactions.”

Acquisitions

Our business has been built in large part through strategic acquisitions and investments during the prior seven years. The following table sets forth a summary of our strategic acquisitions and investments related to our business completed from January 1, 2003 through December 31, 2009.

Acquisition or Investment	Date	Description

Industri-Matematik International Corp. (1)	September 2003, November 2007	•	Supply chain management (SCM) for distribution intensive industries

Rights to Executive Suite software	October 2003	•	Financial management applications

Pivotal Corporation	February 2004	•	Vertical customer relationship management (CRM) applications

Ross Systems, Inc.	August 2004	•	Extended enterprise resource planning (ERP) and SCM applications

Assets of JRG Software, Inc.	February 2006	•	On-demand supply chain solutions for planning and scheduling, delivered as SaaS

c360 Solutions, Inc.	April 2006	•	Add-on products, solutions and tools for the Microsoft Dynamics CRM platform

MVI Holdings Limited	October 2006	•	Real-time performance management solutions for process manufacturers

Respond Group Limited	February 2007	•	Enterprise class complaints, feedback and customer service solutions

Saratoga Systems Inc.	April 2007	•	Enterprise CRM and wireless CRM applications

Catalyst International (2)	September 2007	•	Integrated supply chain execution solutions and services

ISL Technologies Limited (3)	March 2008	•	Hong Kong based vendor of ERP systems developed for small and medium discrete manufacturers in China

WKD Solutions Ltd.	September 2009	•	Surrey, U.K.-based provider of supply chain event management and business activity monitoring solutions

Activplant Corporation	October 2009	•	Canadian-based provider of manufacturing business intelligence solutions

Truition Inc.	December 2009	•	Provider of on-demand e-Commerce platform provider for retailers and brand manufacturers

gomembers, Inc.	December 2009	•	Provider of SaaS and on-premise solutions for the not-for-profit (NFP) and non-governmental organizations (NGO) market

(1)

Prior to November 2007, CDC Corporation held 51% of Cayman First Tier, or CFT, the parent company of Industri-Matematik International Corp. In November 2007, CDC Corporation, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.

(2)	Includes the Catalyst “Enabling Technology,” or ET, and the Catalyst “Best of Breed” businesses, but excludes the Catalyst SAP business.
(3)	We acquired a 51% stake in ISL Technologies Limited.

From January 1, 2010 to May 15, 2010, we completed the following acquisitions.

Acquisition or Investment	Date	Description

PeoplePoint Software Pty Ltd	January 2010	•	Australia-based provider of software solutions and services for the aged care residential, clinical and community services management markets

Assets comprising Computility business of Alliance Technologies, Inc.	February 2010	•	SaaS web-based association and membership management software solution

Vitova Limited (HK)	April 2010	•	Enterprise content management (ECM) provider in China

TradeBeam, Inc.	May 2010	•	Provider of on-demand SaaS supply chain visibility and global trade management solutions

From January 1, 2007 through May 15, 2010, we have invested approximately $137.4 million for the purchase of these strategic acquisitions. In January 2010, we offered to buy all of the outstanding shares of Chordiant Software, Inc., a provider of customer experience software and services, in a cash and stock transaction valued at $105.1 million. Chordiant rejected our offer on January 11, 2010.

We expect to continue to selectively pursue acquisitions to expand into new vertical industries, expand our product and service offerings, extend our geographic reach and grow our customer base. Unless otherwise indicated, each acquisition or investment described above is wholly owned by us.

B.	Business Overview

Our Business

We are a global hybrid enterprise software provider of on-premise and cloud deployments. We offer a full suite of Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), Supply Chain Management (SCM), Manufacturing Operations Management (MOM), Human Resources (HR), Analytics, Not-for-Profit (NFP) Management, eCommerce and other SaaS and on-premise software applications that are tightly integrated to operate smoothly across an enterprise. We offer our solutions to customers in select industries, which we refer to as our targeted vertical industries. Our software applications enable our customers to grow revenue and control costs by automating business processes and facilitating access to critical information.

Our revenues were $239.0 million, $240.8 million, and $203.9 million for the years ended December 31, 2007, 2008 and 2009, respectively.

We strive to ensure that our applications portfolio addresses the major industry-influenced technological challenges facing our customers. Companies in our targeted vertical industries generally have specific and complex business needs and often are subject to extensive regulatory requirements. We believe that the industry-specific functionality incorporated in our software applications addresses our customers’ specific requirements more reliably and more cost-effectively than conventional horizontal enterprise software applications.

We believe we have developed a platform that will contribute to our future growth by facilitating organic expansion, strategic acquisitions, and leveraging of cross-selling and other business opportunities with our customers. Our platform has a unique set of attributes, including:

•	multiple complementary applications enabling end-to-end business process integration;

•	domain expertise in, and focus on, growing and under-penetrated vertical industries, which allows us to build a leading market position in those markets;

•	a team of experienced sales and marketing personnel for direct sales along with more than 1,120 resellers, distributors and franchise owners throughout the world;

•	offices and franchise partners in over 20 countries located throughout the world, which helps us meet the service and support requirements of our customers worldwide;

•	research and development, or R&D, centers located in China and India that provide flexible and cost-effective R&D services;

•	considerable experience in acquiring and integrating complementary businesses and assets; and

•	operating synergies derived from our relationship with our parent, CDC Corporation, and its affiliates.

We offer enterprise software applications that are designed to deliver industry-specific functionality. Our principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, or MOM, enterprise manufacturing intelligence, customer relationship management, or CRM, and enterprise performance management, as well as complaint management and aged care solutions;

•	Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks;

•	Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes; and

•

SaaS applications that provide enterprise solutions for the Not-For-Profit (NFP) and Non-Governmental Organizations (NGO) market, web-based association and membership management solutions, supply chain visibility and global trade management solutions, and on-demand e-Commerce platforms for retailers and brand manufacturers.

Our Industry

Organizations rely on various enterprise software solutions to optimize their business processes in order to enhance revenue growth and control expenses. ERP software applications allow companies to establish greater financial control and standardize their business processes for operational efficiency and data transparency. SCM software applications are used to manage both supply-side and demand-side business processes, including production planning, logistics and inventory management. CRM software applications are primarily used to automate and coordinate customer-facing business processes within an organization, such as sales, marketing and customer service activities.

Conventional enterprise software applications offer broad functionality, but often must undergo time-consuming and expensive customization to meet industry-specific requirements. As a result, we believe there is significant demand for enterprise software applications that incorporate industry-specific business and regulatory compliance capabilities and that do not require extensive and costly customization. We believe that such demand is particularly strong in medium-sized enterprises and divisions of large enterprises without the resources typically required to customize conventional enterprise software applications. We also believe that the growing trend of companies shifting operations to lower cost geographies, such as China, India and Latin America, is driving a higher growth rate for ERP, SCM and CRM software applications in these regions.

Hybrid Model

In November 2009, we adopted a hybrid model of providing enterprise software solutions through on-premise and cloud deployments. Our hybrid model combines our traditional enterprise software model, which is characterized by perpetual licensing, customization capabilities and traditional implementations, with our SaaS business model, which is characterized by recurring subscriptions, usage and transactional-based pricing, hosted applications, e-Learning and on-Demand, multi-tenancy architecture and virtualization infrastructure. As a result, we believe that our hybrid model can provide for further growth in our businesses, increases in our margins, and a more predictable revenue stream, as well as help us to improve our ability to target new market segments and further penetrate our already existing vertical markets.

Our Competitive Strengths

We believe that we are one of the few global hybrid enterprise software providers of on-premise and cloud deployments. Our global platform provides us with the following competitive strengths:

We have developed a broad suite of scalable enterprise software applications. We have built a broad suite of enterprise software applications for the organizations in our targeted vertical industries, through a combination of internal development and acquisitions. These applications include ERP, SCM, manufacturing operations management, CRM and enterprise performance management. We believe that each of these applications provides the comprehensive functionality required by businesses within our targeted vertical industries to meet their objectives. Furthermore, our applications are designed to easily integrate into other enterprise applications allowing our customers to avoid the time-consuming and expensive IT services necessary to integrate individual applications provided by multiple vendors. Our enterprise software applications are also designed to enable our customers to expand their use of our products as their businesses grow by adding incremental hardware capacity without having to re-implement software or retrain personnel, thereby protecting our customers’ original investment in our products, while providing us with additional license, maintenance and services revenue as our customers grow.

We have developed sophisticated products for our targeted vertical industries that can be implemented rapidly, configured and upgraded easily, and are intuitive to use. We believe that sophisticated buyers seek solutions that are closely tailored to their industry-specific requirements. This demand creates significant advantages for us relative to our competitors that offer generalized enterprise software applications. Our enterprise software applications incorporate the specific functionality required by customers in our targeted vertical industries and thus can be implemented without the significant customization that is typically required for conventional enterprise software applications. This results in significant time and cost savings, particularly for medium-sized enterprises and divisions of larger enterprises that do not have large dedicated IT staffs or budgets for software customization. In addition, because our enterprise software applications require less customization during initial implementation, customers can adopt subsequent upgrades more easily, saving them time and money. Furthermore, because our applications are designed to meet industry-specific requirements and are more intuitive to use than conventional enterprise software applications end-user training requires fewer staff resources and is less expensive and time-consuming.

We have vertically specialized sales, service and support resources. In the current market environment, we believe medium-sized enterprises and divisions of larger enterprises are not only seeking tailored solutions, but also long-term business partners who understand and are familiar with the unique and evolving challenges of their industries. In order to address this need and to more effectively develop, enhance and sell our industry-specific solutions, we have sought to attract and retain personnel with substantial experience in the industries we target. Our industry experts understand our customers’ specific business concerns, resulting in what we believe is a more effective sales, service and support staff than those of our competitors who sell their products through a generalist sales force. Additionally, due to our focus on offering industry-specific solutions, we believe that our marketing programs are significantly more cost-effective than those of our generalist competitors.

We have a global sales, service and support network. Our global customers require local sales, service and support resources. Through a combination of direct sales and partners, we have the ability to distribute our enterprise software applications globally. As of April 30, 2010, we had 120 employees engaged in sales targeting customers in North America, Europe, the Middle East and Africa complemented by 40 channel partners in such regions. We have also invested significantly in sales and marketing in China as we believe demand for enterprise applications in China will be significant in the future and our competitors have found penetrating the market challenging. To support our global customer base we have service centers located in North America, Europe and Asia that provide support on a 24/7/365 basis.

We have a global and diverse base of highly satisfied customers. Our enterprise software applications were being used by over 6,000 companies worldwide as of December 31, 2009. During 2009, approximately 52% of our total revenues were generated in the Americas, approximately 39% in Europe, the Middle East and Africa, and approximately 9% in the Asia Pacific region. Our global and diverse customer base helps ensure that we are not dependent on any single customer, industry or geographic region. Our large global customer base also provides us with significant cross-selling opportunities for new software products as well as upgrades to their existing products. During 2009, we derived $24.5 million or approximately 74% of our license revenues from existing license customers. Additionally, approximately 90% of our maintenance revenue was renewed in 2009 providing us with a solid base of recurring revenue, which contributes to our revenue visibility. We also leverage this high degree of customer satisfaction to support our marketing and sales programs through customer case studies, media interviews, speaking engagements and sales references to generate additional leads and sales.

High quality, lower cost research, development, service and support resources We own and operate research, development, service and support centers in Shanghai and Nanjing, China and Bangalore, India to take advantage of the large number of high quality, lower cost software engineers in those regions. As of April 30, 2010, our facilities in China and India employed approximately 123 and 144 development personnel, respectively, and 27 and 19 consulting personnel, respectively, representing approximately 29% and 35% of our global research and development personnel. This strategy has enabled us to reduce our overall cost structure as the IT labor costs in China and India are substantially lower than typical IT labor costs in the US. It has also enabled us to expand the breadth of product development and accelerate delivery schedules by dedicating additional product development personnel at significantly lower costs per employee. Unlike many of our competitors, we have an established history of operations in China and India and we operate our own in-house development centers, rather than outsourcing to third parties. As a result, we believe we have maintained better control over product quality and development schedules and have experienced less staff turnover.

Our Challenges

Our business is subject to numerous challenges, which are highlighted in the section titled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these challenges are:

•	our revenues fluctuate significantly from quarter to quarter, which may cause volatility in the trading price of our ADSs;

•	our future revenues depend in part on our installed customer base continuing to license additional products, renew customer support agreements and purchase additional services;

•	our strategy of developing and acquiring products for specific industry segments may not be successful;

•	we dedicate a significant amount of resources to R&D activities;

•	we have incurred losses in prior periods and may not be able to achieve or sustain profitability;

•	we are a newly incorporated company and may encounter difficulties in making the changes necessary to operate as a stand-alone company, and we may incur greater costs as a stand-alone company;

•

our ability to manage and grow our business may be harmed and we may be unable to accurately report our financial results or prevent fraud if we do not adequately maintain and evolve our financial reporting and management systems and our internal controls; and

•	CDC Corporation may continue to control the majority of the voting power of our ordinary shares.

Our Growth Strategy

Our goal is to be the leading global provider of a broad suite of scalable enterprise software applications to medium-sized enterprises and divisions of large enterprises in our targeted vertical industries.

We intend to pursue the following strategies to achieve that goal:

Continue to expand and enhance our industry-specific products and expertise to strengthen our competitive advantages. In order to attract new customers and retain existing customers, we will continue to focus on offering high-quality, vertically-tailored enterprise software applications that address our customers’ specialized business, industry and regulatory requirements at an affordable cost. As a result, we intend to:

•	develop broader and deeper product functionality to address our customers’ expanding requirements;

•	develop additional geographically-specific functionality to address the increasingly local requirements of our customers and enable their expansion on a global basis;

•	attract and retain employees with business and product expertise in our targeted vertical industries; and

•	provide additional delivery models, such as Software-as-a-Service, or SaaS, and subscription-based hosting to address the preferences of our customers.

Capitalize on cross-selling opportunities into our installed customer base. As of May 2010, our enterprise software applications and services were being used by over 8,000 companies worldwide. However, because the licensing and implementation of software solutions involves a significant capital investment, many customers may not purchase all of the modules or applications we offer to optimize their business at one time. Therefore, our large, global customer base provides us with a significant opportunity to sell our new and existing software products, as well as upgrades for existing applications. In order to accomplish this, our sales force has dedicated sales and marketing personnel focused on selling to our installed customer base. Over time, we anticipate that software sales to our installed base of customers will increase as a percentage of our overall software license sales.

Target emerging markets for enterprise software applications. We believe that lower cost geographies, such as China, India, Latin America and Eastern Europe, represent strong growth markets for enterprise software applications as many companies continue to relocate their operations to those regions due to lower overhead and labor costs. We also believe that our enterprise software applications will have competitive advantages in our targeted vertical industries in these emerging markets because they have been designed to support both the unique vertical industry and geographic requirements of these customers. We have invested significantly in developing direct and indirect distribution resources in these lower cost geographies and intend to take advantage of our specialized products and distribution resources by continuing to target opportunities in these emerging markets. In particular, we believe we are well positioned to take advantage of the experience and infrastructure of CDC Corporation’s family of companies in China.

Expand our in-house software development, services and support centers located in China and India. We perform increasing amounts of our software development, services, and support functions at our in-house development centers located in China and India. While our product development and design decisions are made in North America, the actual development work has been increasingly moved offshore. Specifically, we have established software development centers in Shanghai and Nanjing, China and Bangalore, India. This shift has enabled us to expand the breadth of product development and accelerate delivery schedules by dedicating additional product development personnel while reducing overall development costs. By establishing our own offshore development centers, we believe that we maintain better control over product quality and development schedules than our competitors that have outsourced their development work to third parties in these locations. Furthermore, we continue to add customer support personnel in these locations, which allows us to deliver 24/7/365 support to our customers at a lower cost. Lastly, we continue to grow our services teams in these locations. We utilize our services personnel in these centers to perform incremental work for our customers and work that can be shifted offshore. This shift enables our local services personnel to assist our customers with higher value-added services (e.g., strategic IT planning), which frees up headcount within our customers’ own IT departments for more mission critical activities.

Selectively pursue acquisitions. Our management team has significant experience identifying and integrating successful acquisitions. Since 2003, we have consummated eighteen acquisitions, which have extended our geographic reach, broadened and deepened our product portfolio, and contributed to our vertical expertise. In addition, our global administrative infrastructure, sales, service and support personnel, and lower-cost research and development resources have enabled us to substantially eliminate redundant costs at our acquired companies. In order to continue to expand our geographic reach, product depth and breadth, and vertical expertise and leverage our global platform, we intend to continue to selectively pursue acquisitions.

Expand into new vertical industries. We have been successful by focusing on our targeted vertical industries. We intend to expand into new vertical industries where we believe we can establish a competitive advantage. We may pursue such expansion either through strategic acquisitions or through internal product development. We expect to target new vertical industries that have characteristics similar to our existing vertical industries, such as those characterized by complex customer and partner relationships, intricate regulatory requirements and sophisticated processes and procedures.

Software as a Service (SaaS)

We believe that today’s organizations are under increasing pressure to reduce IT costs while still selecting the best possible software to support their business processes and that “Software as a Service” (SaaS) applications enable companies to reduce up-front investment and ongoing maintenance and support costs for their software.

CDC SaaS solutions offers best-of-breed software for eCommerce, marketing automation and lead management, and membership management, with limited capital investment, rapid implementation, and minimal cost to maintain or manage the system, which saves customers time, labor, and money.

Our Enterprise Software Applications and Services

Our broad suite of enterprise software applications enables our customers to improve efficiency and profitability through company-wide integration of business and technical information across organizational boundaries and multiple departments, such as finance, general manufacturing, logistics, human resources, marketing, sales and customer service. We complement our products with a range of professional services that promote a lower total cost of ownership and faster return on investment.

Our enterprise software applications include the following:

Enterprise Resource Planning. Our ERP products enable our customers to gain greater control and visibility needed throughout their operations to improve profitability and fulfill customer demand. For companies that produce and package products through recipe and formula-based processes, our ERP solutions enable process manufacturers to better manage manufacturing operations with dynamic forecasting and scheduling, formula-based production and yield management, quality control, inventory management, complex product costing, and streamlined regulatory compliance.

Supply Chain Management. Our SCM products better enable process manufacturers to plan and forecast proactively, optimize production schedules, minimize inventory investments, and streamline distribution operations. We also offer SCM products for distribution-intensive companies that support demand-driven fulfillment in multi-company, multi-site, multi-channel environments, such as for retailers (grocery stores, specialty goods and direct merchant retailers), wholesalers (pharmaceutical and over-the-counter drug distributors) and consumer goods manufacturers, which have high volumes of order transactions and fast-moving products.

Manufacturing Operations Management. Our manufacturing operations applications are designed to help companies optimize the efficiency and effectiveness of their factories. These applications are integrated with and complement our ERP and SCM products, and also fill the manufacturing operations void in ERP, SCM and manufacturing execution systems from our competitors. Our manufacturing operations applications combine factory scheduling with real-time performance management and business intelligence to enable continuous improvement, optimization of operational resources and change management for manufacturing operators, engineers, technicians and management personnel.

Customer Relationship Management. Our CRM products are designed to improve our customers’ ability to establish and maintain profitable long-term business relationships with their customers by integrating information from the entire enterprise and increasing efficiencies within the sales, marketing and service functions to create one unified business network connecting employees, partners and customers.

Enterprise Complaint Management (ECM). Our ECM applications are designed to better equip organizations to capture and process customer complaints and feedback and use this information to deliver cost reductions, increased efficiencies, improved customer satisfaction and increased profitability. These applications enable companies to improve customer satisfaction and advocacy, drive business improvements and competitive advantage as well as provide the ability to help address regulatory compliance requirements.

Human Resource Payroll (HRP). Our HRP solutions, which are currently only offered in China, focus on automating processes to enable an organization to improve business results and increase workforce performance by leveraging technology and applications to manage and mobilize a unified, global workforce. Our HRP solutions are designed to streamline the human resource management process, increase work efficiency, and support strategic decision-making. Our customers are able to automate routine daily tasks such as payroll processing, attendance, and benefits tracking, giving them more time and information to implement strategies that align the workforce with their organization’s strategic goals.

Business Analytics (BA). Our BA applications are designed to empower organizations with convenient access to information, reporting and analysis capabilities, and budget and planning systems. These tools give customers the ability to convert large volumes of data collected and stored by the business into meaningful and multi-dimensional reports and analyses for use in decision-making. These applications are sold as complementary applications to our ERP, SCM, CRM and manufacturing operations solutions.

CDC eCommerce. Our on-demand eCommerce platform for retailers and manufacturers helps them effectively sell products through multiple online sales channels and across international boundaries. The platform powers more than 150 ecommerce sites in 10 countries. CDC eCommerce provides its client base with a unique combination of technology and professional services, allowing these organizations to effectively outsource core elements of their eCommerce operations. The CDC eCommerce system facilitates each element of the online sales cycle and includes functionality in catalogue and inventory management to help ensure effective product management, advanced merchandising, analytical tools and SEO (search engine optimization) friendly URLs. In addition, CDC eCommerce offers an on demand auction platform that provides multiple selling formats (English, Dutch auctions, and fixed price), co-registration, customized category development, homepage merchandising, currency converter with real-time quotes, shipping calculator and AVS fraud protection.

Enterprise Association Management Nonprofit. CDC gomembers NFP and NGO are comprehensive software and technology solutions designed to meet the needs of member-based organizations and the meetings and convention industries. CDC gomembers NFP and NGO software and technology solutions, developed on the Microsoft .NET Framework, help customers automate a number of enterprise planning, member relationship management, transaction processing, and member-to-member communications functions using a single platform with seamless inter-processing of data across all applications. These solutions help improve operating efficiency, enhance services offered to members, and enable interaction with and between members.

CDC TradeBeam. CDC Tradebeam offers on demand solutions that streamline global trading for enterprises and their partners. CDC TradeBeam’s integrated solution provides import and export compliance and visibility including inventory management, shipment tracking, and supply chain event management, as well as global trade finance solutions such as open account and letter of credit management.

The following table sets forth the core components of our various solutions described above:

ERP	SCM	Manufacturing Operations Management	CRM	ECM	HRM (China)	BA	Enterprise Association Management NonProfit	e-Commerce

•    Financial Management

•    Manufacturing Management

•    Quality Management

•    Track and Trace

•    Regulatory Compliance

•    Materials Management

•    Inventory Control

•    Maintenance Management

•    Business Analytics

•    Data Collection

•    Supply Chain Planning

•    Supplier Management

•    Demand Planning

•    Replenishment Planning

•    Vendor Managed Inventory

•    Sales and Operations Planning

•    Production Scheduling

•    Radio Frequency Identification Planning

•    Warehouse Management

•    Transportation Management

•    Execution

•    Business Analytics

•    Global Trade Management

		• Factory Scheduling • Real-Time Performance Management • Business Analytics • Enterprise Manufacturing Intelligence • Continuous Improvement • Enterprise Maintenance Management • Quality Control	• Sales • Marketing • Service • Partner Management • Business Analytics • Mobile CRM • Complaint and Feedback Management • Add-On Products to Microsoft Dynamics CRM	• Complaint Management and Escalation • Feedback Management • Business Analytics	• Human Resources • Payroll Administration • Attendance Tracking • Employee Self-Service • Benefits Management	• Reporting • Analysis • Budget • Planning	• Financial Management • Enterprise Association Management • CRM • Membership Management • Meeting and event Management • e commerce	• On Demand Platform • Online Auction Platform • Order Management • Online Merchandise Management • Search Engine Optimizator • Online Catalog Management • Business Intelligence

Our diverse portfolio of sophisticated enterprise software applications is targeted at medium-sized enterprises and divisions of larger enterprises in a targeted set of vertical industries. The following chart summarizes our current vertically focused products:

Industry Specialization	ERP	SCM	Manufacturing Operations Management	CRM	ECM	HRM (China)	BA	Enterprise Non-profit	e-Commerce
Food and beverage	X	X	X	X	X	X	X
Consumer products	X	X	X	X		X	X
Pharmaceutical and biotechnology	X	X	X	X	X	X	X
Financial services				X	X	X	X		X
Energy	X			X	X
Insurance				X	X
Chemicals	X	X	X	X		X	X
Metals and natural products	X	X	X	X		X	X
General manufacturing	X	X		X	X	X	X		X
Logistic services		X		X
Spare parts distribution		X		X
Wholesale distribution		X		X
Retail operations		X		X					X
Healthcare				X	X	X	X
Non-profit								X
Public sector					X			X

Our targeted vertical industries typically have specific and often complex business, industry and/or regulatory requirements that generalist vendors are often unable to satisfy without time consuming and expensive customization. Some of the ways by which our industry-specific solutions can help our customers are shown below:

Selected Targeted Vertical Industry	CDC Software Industry-Specific Benefits
Food, beverage and consumer products

•   Streamline operations and supply chain functions to reduce costs and improve profits

•   Cost-effectively respond to increasing demands of big-box retailers and large distributors

•   Manage complex sales and distribution networks

•   Streamline regulatory compliance

•   Ensure consistent safety and quality of product

•   Ensure brand protection

•   Manage recalls and mock recalls

•   Increase product line profitability

•   Optimize production and inventory planning

•   Provide customer self-service

•   Manage recipes

•   Control inventory

•   Facilitate complex product costing

Pharmaceutical and biotechnology

•   Streamline regulatory compliance

•   Monitor, track, control, validate and audit critical resources and activities across the manufacturing and distribution processes

•   Maintain control and ensure product safety and quality while taking advantage of the industry trend toward outsourced and offshore manufacturing

•   Ensure brand protection

•   Manage recalls and mock recalls

•   Optimize production and inventory planning

•   Provide customer self-service

•   Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Financial services

•   Differentiate product offerings

•   Increase sales effectiveness by managing indirect relationships with decision-makers

•   Build customer loyalty by offering unique, personalized services

•   Improve customer experience with coordinated interactions across all departments

•   Measure and track expenses and profitability of individual agents and brokers

•   Increase data accuracy and accessibility

•   Streamline time-intensive processes to reduce costs

•   Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Energy

•   Integrate new products and services into the sales force

•   Adapt complex processes to new regulatory mandates and energy conservation incentive programs while tracking the success of these programs to ensure compliance

•   Integrate data from many different systems into a consolidated view enabling customer service to provide customers with insight into complex pricing and rebate programs

Insurance

•   Provide accountability throughout the entire lifecycle of a group through automated workflows between internal departments and broker channels

•   Integrate with core systems either through imports or real-time connectivity eliminating data duplication, reducing data entry and errors, as well as improving sales, underwriting, and membership processes

Chemicals

•   Streamline operations and SCM functions to reduce costs and improve profits

•   Optimize production and inventory planning

•   Manage complex sales and distribution networks

•   Facilitate automated monitors and reporting to efficiently demonstrate compliance

•   Maintain control and ensure product safety and quality while taking advantage of the industry trend toward toll processing and outsourced and offshore manufacturing

•   Optimize value of capital investments in production equipment and warehouse capacity

Selected Targeted Vertical Industry	CDC Software Industry-Specific Benefits
Metals and natural products (forest and agricultural products)

•   Streamline operations and SCM functions to reduce costs and improve profits

•   Minimize operating costs and maintain control while taking advantage of the industry trend toward outsourced and offshore manufacturing

•   Respond to an increasing need to outsource to meet cyclical demands

•   Enhance customer service as a differentiator

•   Improve productivity

•   Optimize value of capital investments in production equipment and warehouse capacity

General manufacturing

•   Accelerate time to market for new products

•   Increase sales effectiveness by managing indirect relationships with deal influencers

•   Increase margins through improved price quoting and discounting

•   Coordinate the management of extended sales teams including direct wholesalers and distributors

Logistics services

•   Collaborative Services Framework as the supply chain service bus for rapid and flexible integration with trading partners including adding new clients

•   Trading partner portals to expose operating data critical to customer’s operations

•   Third-party logistics billing module

•   Ability to fulfill in a multi-brand environment, with customized processes, workflow and shipping paperwork for multi-tenant environments

Spare parts distribution

•   Optimization of labor intensive picking, packaging and shipping for spares and repair parts

•   Full support for serialized, lot controlled and hazardous materials

•   Support for same day order fulfillment or will-call for emergency vehicle off road or aircraft on ground orders

•   Global transportation planning including export, International Air Transport Association and denied parties compliance support

•   Department of Defense Radio Frequency Identification and battlefield readiness compliance

Wholesale operations

•   Support for complex pricing and sourcing models including multi-region, multi-company, multi-currency price books

•   Integrated supply chain planning and execution for multi-channel fulfillment

•   Optimizing for transportation and warehouse execution

•   Customer web shop including bid management for contractors

Retail operations

•   Centralized order/replenishment management integrating point of sale, forecasting, merchandising and supply lead times

•   Advanced cross dock planning with real time allocation logic designed for retail stores

•   Ability to support a mix of push based merchandising and rapid response demand based store replenishment

•   Direct integration with complex material handling systems including carousels, automation storage and retrieval systems, unit sortation systems

Healthcare

•   Gain insight into individual client requirements and expectations

•   Improve data quality and management visibility

•   Improve the profit potential of each client

•   Coordinate services more consistently and effectively across all departments

•   Manage customer complaints to improve customer satisfaction and retention, and ensure regulatory compliance

Maintenance and Support

We seek to ensure that our customers are able to quickly and easily resolve issues related to our enterprise software applications. We provide global customer support on a 24/7/365 basis through a variety of channels, including web-based support, e-mail, telephone support, technical publications and product support guides. Customer support works closely with our customers’ internal support teams to assist our customers in their use of our solutions. Generally, our customer support is provided under the maintenance provisions in our license agreements for an annual fee, which is based on a percentage of the software license fees. Customers are typically required to purchase customer support for at least one year when they enter into a license agreement. Standard maintenance agreements generally entitle a customer to certain product upgrades and product enhancements, as well as access to our support staff. In addition to standard support, we continue to expand our offerings to include remote services and extended technical support.

Professional Services

We offer professional services to customers to enable them to get the most out of our enterprise software applications. These services are principally offered on a time and materials basis as well as on a fixed fee basis and include:

•

Software Implementation Services. Our professional services team works with our customers, third-party resellers and systems integrators to implement our software. Our experienced professional services team includes professionals who have a deep understanding of the technical and regulatory requirements of customers in our targeted verticals and help our customers to ensure effective implementation of our products to meet their specific needs. The majority of our implementation services relate to implementing and configuring our software, but we also offer advanced interface configuration and data migration services when required. When we sell software services directly to our customers we offer these services at a fixed price for a fixed scope of work.

•

Education Services. We seek to ensure that our customers effectively adopt and use their enterprise software applications by delivering education and training services that fit each customer’s business needs. Education services are offered to customers as standard or customized classes at our education facilities or at the customer’s location.

Sales and Marketing

We sell our products and services through a variety of methods, including our direct sales force, our channel partners and distributors, and, for certain products, through our websites. Our direct sales force is organized by targeted vertical industry and is primarily concentrated in the United States and Western Europe. As of December 31, 2009, we had 164 employees engaged in direct sales.

In addition to our direct sales force, we sell our products through a global network of partners and distributors. These partners include value-added resellers, original equipment manufacturers, consulting and professional services companies, progressive product development organizations, and regional consulting and sales agents that meet certain criteria. Our partners and distributors pay us royalties on the sales of products and maintenance services. As of December 31, 2009, we had approximately 1,120 resellers, distributors and franchise owners, principally located outside the United States, that resell and distribute our enterprise software products. In addition, we sell add-on products, solutions and tools for the Microsoft Dynamics CRM platform both directly through an online store and through more than 1,120 authorized reseller partners worldwide.

In support of our sales force, partners and distributors, we conduct a variety of marketing programs, including telemarketing, direct mailings, online and print advertising, seminars, trade shows, public relations and on-going customer communications. We are engaged in a significant marketing effort using online channels including web-based seminars, online newsletters, and electronic direct mail. Additionally, we participate in industry, customer and analyst events and hold local events to better meet the needs of prospects, partners, distributors and customers around the world. We also hold an annual global users conference as a forum to bring together users of our products to present upcoming products and releases, share success stories and best practices and obtain feedback from our customer base on the quality of our products and services, as well as ideas for improvements and future upgrades.

We also conduct communications programs to establish and maintain relationships with key trade press and industry analysts. We have customer marketing teams targeted at working directly with our customers to obtain feedback and to track ongoing customer success stories. We also hold joint web events with marketing partners and others, co-author business papers, and create and publish other materials that are of value to our customers and partners when making a decision to purchase one of our products.

Franchise Partner Program

We have established a Franchise Partner Program, or FPP, and have allocated an aggregate of $20.0 million for investment in channel partners to establish strategic relationships to accelerate mutual business expansion. We select participating partners in high-growth geographies including Eastern Europe, the Middle East, Latin America, India and China. For participation in the FPP, we seek partners with long-standing, successful track records in ERP, SCM and CRM. As of December 31, 2009, we have invested a total of $0.7 million in investments and another $0.8 million in loans into six partners on a global basis. Those franchise partners include:

Franchise Partner	Date	Percentage Ownership	Description
CDC CRM Solutions Private Limited (CDC CRM Solutions India)	November 2007	19%	Reseller of CRM products.
CMT Argentina, S.A (CMT Argentina)	August 2007	10%	Reseller of ERP products.
Business T&G, S.A (Business T.G. Spain)	May 2007	19%	Reseller of ERP, CRM and SCM products.
Desarrollo de Recursos Estratégicos S.A. de C.V. (DRE Mexico d/b/a CDC Software Mexico)	January 2008	19%	Reseller of CRM products.

CDC Software DO Brasil Sistemas S.A. (Ross Brazil)	June 2008	15%	Reseller of ERP products.
Ross Enterprises S.A. (Ross Chile)	June 2008	10%	Reseller of ERP products.

Strategic Cloud Investment Partner Program (SCIPP)

In April 2010, we established our Strategic Cloud Investment Partner Program, or SCIPP, pursuant to which we plan to make minority investments in, and form strategic reselling partnerships with, companies offering cloud-based or point solutions which we believe complement our enterprise solutions portfolio. Under SCIPP, we plan to make investments of up to $3 million in each partner, which may be structured as a capital investment, convertible note or a combination of the foregoing.

eBizNET Solutions, Inc. In May 2010, we completed the first and second stages of our planned investment in eBizNET Solutions Inc., or eBizNET, a leading provider of software-as-a-service (SaaS) supply chain execution solutions. eBizNET offers an integrated suite of on-demand SaaS Supply Chain Execution (SCE) solutions including warehouse management, transportation management, yard management, port and cargo terminal management, activity based billing and costing, and reverse logistics. Upon completion of the first stage of our investment in eBizNET, we entered into a subscription agreement whereby we provided a loan to eBizNET in the amount of $0.5 million. Upon the achievement of certain milestones, we provided an additional loan in the amount of $0.5 million. The loans are intended for working capital purposes and to accelerate business expansion. At our option, we may provide up to an additional $1.0 million in loans. The loan is convertible at our option, following the closing of the next venture capital financing completed by eBizNET Solutions Inc.

Marketbright, Inc. In May 2010, we completed the first tranche of our investment in Marketbright, Inc., an on-demand software-as-a-service (SaaS) marketing automation company. Marketbright delivers the leading SaaS marketing automation solution, enabling more than 20,000 users at companies to make contact, manage leads and convert prospects to customers. Upon completion of the first tranche of our investment in Marketbright, Inc., we acquired 1,764,705 shares of Series B Preferred Stock of Marketbright, Inc. for $0.9 million. The Series B Preferred Stock Purchase Agreement provides that in the event the milestones to be agreed upon between Marketbright, Inc. and us are achieved, we will acquire an additional 1,764,705 shares of Series B Preferred Stock for an additional $0.9 million.

Product Development

To meet the increasingly sophisticated needs of our customers in our targeted vertical industries and address potential new markets, we strive to invest in, and enhance the functionality of, our existing product offerings and related services and develop new product solutions. During 2008 and 2009, we spent $25.9 million and $18.0 million, respectively, on research and development activities.

Our development process involves a system in which we obtain product input from a variety of sources, including product and design forums, specialty industry groups, market trends, changes in industry and regulatory requirements and customer surveys. The input is conveyed through internal product boards, made up of technical, sales and marketing personnel that provide advice to the product manager who then produces a product plan. Generally, under the product plans, specific major new releases are made every 12 to 18 months, with minor product releases on a six-month basis.

Under our product development model, decisions regarding the direction of our product lines are made in North America, with the actual development work being increasingly moved off-shore, principally in China and India. We have established a software development center in Shanghai, China to develop our enterprise and departmental solutions for process manufacturers and a software development center in Bangalore, India to develop our vertical CRM products, both of which have achieved Microsoft Gold Certification.

Our China management team has substantial industry experience. Executives in leadership roles in China have an average of approximately 16 years of technology industry experience each inside and outside of China. Furthermore, we have an established history of operations in China, and as such, have developed strong government relationships. Shanghai is our key development center in China today, but we have established a beachhead in Nanjing as well, since Nanjing offers lower operating costs than Shanghai, providing us an ability to maintain a low cost structure in China. We also have a partnership with one of China’s leading universities, the Nanjing University, to ensure we can hire top talent as needed. More than 200,000 students graduate from Nanjing’s universities each year. Nanjing’s total operating costs are lower than Shanghai’s. Our India management team also has substantial industry experience, with executives in leadership roles in India having an average of approximately 14 years of technology industry experience each inside and outside of India. Our presence in India allows us to take advantage of the well-educated, highly skilled workforce available in that region at reasonable operating costs.

As of December 31, 2009, our software development centers in China and India employed approximately 123 and 144 development personnel and 27 and 19 consulting personnel, respectively. This shift of development capabilities to our offshore facilities has enabled us to expand the breadth of product development and accelerate delivery schedules while reducing overall development costs. By managing our own internal development centers, rather than outsourcing to third parties (as is frequently practiced in the software industry) we believe we have maintained better control over product quality and development schedules.

We now have approximately 29% of our global R&D organization in China, and intend to increase that percentage over time. This strategy is intended to further reduce our overall cost structure as China’s IT labor costs are lower than typical IT labor costs in the US and India. We have experienced only modest salary increases in China relative to other regions, such as India. Turnover rates have also been relatively low in China.

One of our acquisition advantages is our ability to migrate R&D efforts to our China and India operations. Our acquired companies typically have an R&D spend as a percentage of revenue above the CDC Software corporate average. We are able to leverage our offshore capabilities to lower that spend level, or accelerate development schedules, in a short period of time after completing acquisitions.

Intellectual Property

We regard the protection of our trademarks, service marks, copyrights, trade secrets, domain names, and other intellectual property rights as crucial to our success. We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. In addition to the protection generally available to unregistered trademarks under the laws of many jurisdictions, we also protect our trademarks through registration primarily in the United States and Canada, although we do seek such protection elsewhere in selected key markets. Protection may not be available in every country in which our intellectual property and technology is used. As part of our confidentiality procedures, we have policies of entering into non-disclosure and confidentiality agreements with our employees, consultants, corporate alliance members, customers and prospective customers. We also enter into license agreements with respect to our technology, documentation and other proprietary information. These licenses are nonexclusive and generally perpetual. We also provide for source code escrow arrangements under some of our license agreements. See “Risk Factors — Risks Relating to Our Business.”

We currently sub-license and distribute the intellectual property and technology of third parties. As we continue to develop intellectual property and introduce new products and services that require new technology, we anticipate that we may need to obtain licenses for additional third-party technology.

Obligations under our credit facility with Wells Fargo Capital Finance are secured by a first priority security interest in all of the assets of Ross Systems, CDC Software Corporation, CDC Software, Inc., and Pivotal Corporation, including without limitation, all accounts, equipment, inventory, chattel paper, records, intangibles, deposit accounts and cash and cash equivalents, with the exception of certain intellectual property.

Acquisitions

Our business has been built in large part through strategic acquisitions and investments during the prior seven years. A summary of our strategic acquisitions and investments related to our business that have been completed since January 1, 2003 is set forth herein under “Item 4.A., Information on the Company – History and Development of the Company — Acquisitions.”

Competition

The enterprise software industry is very competitive and subject to rapid technological change. A number of companies offer products that are similar to our products and target the same vertical industries as us. Some of our potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. In addition to competing with the internal IT departments of our customers with their own legacy and homegrown systems, our major competitors in each of our targeted vertical industries include:

•

Integrated ERP and SCM in the food and beverages, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries: Epicor, Infor, Lawson, Manhattan Associates, Microsoft, Oracle, QAD, Sage, SAP and various other small vendors.

•

Vertical CRM in the financial services, business services, homebuilding and real estate, general manufacturing, and healthcare industries: Consona, Microsoft, NetSuite, Oracle, Sage, Salesforce.com, SalesLogix, SAP and various other small vendors.

•	Extended Supply Chain solutions in the distribution industries: i2, Infor, Logility, Manhattan Associates, Oracle, Red Prairie and SAP.

•

HR Payroll: Oracle, SAP and various local providers in the China market, including BenQ Group, Cityray Technology, Kingdee International Software Group, Shanghai Kayang Information System, Strategy Software Systems, UFIDA Software and Vanguard.

In addition, our major competitors in the Hybrid/SaaS industry include: Ariba, Concur Tech, Intuit, Netsuite, RightNow, Salesforce.com, Blackboard, Unica and Art Tech Group.

Legal Proceedings

We currently, and from time to time, are, subject to claims arising in the ordinary course of our business. Except as described below, we are not currently subject to any such claims that we believe could reasonably be expected to have a material and adverse effect on our business, results of operations and financial condition.

Marjorie Fudali. In June 2003, Marjorie Fudali, or Fudali, filed a civil action in the United States District Court for the District of Columbia against Pivotal, alleging that she was owed commission in the amount of $0.4 million plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her complaint to add a promissory estoppel claim. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial, which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2.3 million. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount to which Fudali believed she was entitled based on the verdict. Fudali provided two alternative calculations in the amounts of $1.9 million and $1.8 million. Pivotal challenged those calculations. In November 2008, the Court found that two of Pivotal’s challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1.2 million. Pivotal challenged that amount on the grounds the Court deferred in November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal was required to post a bond in the amount of $1.2 million with respect to this matter. Post-judgment discovery is ongoing. We intend to vigorously defend such action.

Sunshine Mills. In May 2008, Sunshine Mills, Inc., a customer of CDC Software, filed a claim in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action relating to the sale and implementation of a Ross Systems ERP system. The claim filed by Sunshine Mills did not specify the amount of damages. A jury trial was scheduled for May 2009. In March 2009, the Court granted our motion to continue and the trial date is pending. Discovery is ongoing. We intend to vigorously defend such action. Our management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

Cerro Wire, Inc. In June 2009, Cerro Wire, Inc., a customer of Ross filed a claim in the Circuit Court of Morgan County, Alabama alleging various tort and contract based causes of action relating to the sale and implementation of a Ross Systems ERP system. The claim demanded the refund of approximately $0.3 million in fees paid by Cerro Wire to Ross, together with a cancellation of additional amounts owed to Ross related to the sale of the ERP system and compensatory damages. Discovery is ongoing. We intend to vigorously defend such action. Our management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

Hanna’s Candles. In October 2009, Hanna’s Candles, Inc. filed a complaint in the Circuit Court of Washington County, Arkansas, for an unspecified amount of damages, alleging fraud and contract claims relating to the sale and implementation of a Ross ERP system. In November 2009, Ross Systems removed this action to the U.S. District Court for the Western District of Arkansas and filed an answer denying all claims and a counterclaim for unpaid fees. Discovery is ongoing. We intend to vigorously defend this action. Our management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

AERT. In November 2009, Advanced Environmental Recycling Technologies, Inc. (AERT) filed a complaint in the Circuit Court of Washington County, Arkansas, alleging tort and contract based claims relating to the sale and implementation of a Ross ERP system, for an unspecified amount of damages. In December 2009, Ross filed an answer denying all claims and a counterclaim for unpaid fees. Discovery is ongoing. Ross intends to vigorously defend this action. Our management considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

A. Menarini Industrie Farmaceutiche Riunite. In February 2009, we and our subsidiary, Grupo CDC Software Iberica, SL, or Ross Systems Iberica, received a letter from A. Menarini Industrie Farmaceutiche Riunite, or A. Menarini, a company that licensed Ross’s iRennaissance product, or Iren, under a Software License Agreement dated March 31, 1999. A. Menarini alleges that, in 2008, it identified certain failures in the Iren software that relate to French VAT on service transactions, and which have allegedly led to the loss of VAT credits by A. Menarini and its affiliates. As a result, A. Menarini has asserted that it has suffered damages of €10.0 million, or approximately $14.0 million, and asserted claims therefor. In February 2009, we responded to these claims and denied the merit of, and any liability with respect to, such claims. In March 2009, we and Ross Systems Iberica received a summons to appear in the Commercial Court of Evry in April 2009 and an order permitting the appointment of a special master to investigate this dispute. A hearing on the request for appointment of a special master was held in April 2009, at which time the judge took the matter under advisement. A ruling was issued in May 2009 by the Commercial Court of Evry pursuant to which the Special Master declined to rule on the case. In June 2009, A. Menarini appealed the decision of the Commercial Court of Evry, which reversed the lower court ruling. The matter is proceeding with the review of claims by an independently-appointed technical expert. Management is currently evaluating this matter and no estimate of potential loss, if any, is available at this time. Furthermore, management intends to continue to vigorously dispute this matter.

184 Front Street Ltd. In March 2009, 184 Front Street Ltd. obtained a default judgment against us in the amount of approximately $0.4 million (CAD), in the Ontario Superior Court of Justice representing accelerated rental amounts payable under a lease for our former premises in Toronto, Ontario, Canada. Management intends to vigorously defend such action.

King & Spalding LLP. In April 2010, King & Spalding LLP filed suit against us in the Superior Court of Fulton County, Georgia, in the amount of approximately $0.4 million plus interest and costs, alleging breach of contract, promissory estoppels and unjust enrichment, relating to our non-payment of disputed invoices. Management intends to vigorously defend such action.

Our Relationship with CDC Corporation

We were incorporated in March 2009 as an exempted company with limited liability under the Companies Law of the Cayman Islands as a wholly owned subsidiary of CDC Software International to operate the enterprise software applications business of CDC Corporation in the Americas, Europe, Middle East, Africa and Asia. As of April 30, 2010, CDC Corporation indirectly owned ordinary shares representing 98.1% of the combined voting power of our outstanding shares and 84.3% of the economic interest in our outstanding ordinary shares.

We are comprised of the former Software segment of CDC Corporation. In May 2006, CDC Corporation established CDC Software International and contributed certain of the assets of the Software Group to CDC Software International. Before the completion of our initial public offering, CDC Corporation caused CDC Software International to transfer the shares of those subsidiaries through which we conduct our business to us. Such transfer included all of the issued and outstanding shares of several of CDC Software International’s operating subsidiaries, including each of Ross Systems, Inc., or Ross Systems, Pivotal Corporation, or Pivotal, Saratoga Systems, Inc., or Saratoga, Industri-Matematik International Corp., or IMI, Respond Group Limited, or Respond, MVI Holdings Limited, or MVI, c360 Solutions, Inc., or c360, and portions of Catalyst International, or Catalyst.

CDC Corporation indirectly owned all of our ordinary shares prior to our initial public offering in August 2009. CDC Corporation, which is headquartered in Hong Kong, is a company listed on the NASDAQ Global Market under the stock symbol “CHINA.” CDC Corporation is a global provider of enterprise software (primarily through us), online games and internet and media services.

CDC Corporation continues to control our business operations through its shareholdings of more than 50% of our total voting power. As such, we are a “controlled corporation” within the meaning of the NASDAQ Marketplace Rules, and are exempt from NASDAQ’s corporate governance Rule 5605(b). This means that a majority of our Board of Directors does not need to be comprised of “independent directors” as defined by NASDAQ, and our compensation committee and nominating committee do not need to be comprised solely of “independent directors” as defined by NASDAQ Marketplace Rules.

We continue to leverage our relationship with CDC Corporation and its affiliates by, among other things, entering into a Trademark License Agreement with CDC Corporation prior to the consummation of our initial public offering pursuant to which we and CDC Corporation license the use of various trademarks of the other. Under the agreement we license the “CDC” name and logo, on a non-exclusive basis and CDC Corporation licenses from us, certain of our and our subsidiaries’ trademarks, including “The Customer Driven Company,” and the logos for “Pivotal,” “Respond,” “Ross Systems” and others, on a non-exclusive basis. No royalty is payable by either party until the earlier of five years after the consummation of our initial public offering in August 2009 or CDC Corporation ceases to own at least 50% of the total voting power of our ordinary shares, upon which each party shall pay the other an annual royalty in arrears of $10,000 during the term of the Trademark License Agreement. If CDC Corporation ceases to own indirectly at least 50% of the total voting power of our ordinary shares, each party has the right to terminate the Trademark License Agreement, subject to a six month notice period.

We also entered into a Services Agreement with CDC Corporation prior to the consummation of our initial public offering pursuant to which CDC Corporation and we are obligated to provide certain services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. Certain additional services relating to strategic business consulting services, software implementation services, software operational support services, and customer education and training services are provided to us by CDC Corporation at a price equal to the costs incurred by CDC Corporation or its subsidiaries to provide these services plus an additional gross margin of 25%. We are required to first offer CDC Corporation the right to provide these additional services; however, in the event that CDC Corporation chooses not to exercise such right, we are entitled to contract with a third party for these services in order to fulfill our obligations to our customers. In addition, we expect to continue to pursue cross-selling and other sales and marketing-related initiatives between us and CDC Corporation’s Global Services Group.

Some of our officers and directors provide services to, and devote significant amounts of their time to, our ultimate parent company, CDC Corporation and its other subsidiaries. Peter Yip, one of our directors and our Chief Executive Officer, Donald Novajosky, our General Counsel and Secretary, and Matthew Lavelle, our Chief Financial Officer, are also officers and/or employees of CDC Corporation and/or others of its subsidiaries. Raymond Ch’ien, John Clough, Peter Yip and Simon Kwong Chi Wong, who are members of our Board of Directors, also serve as officers and/or directors of CDC Corporation and/or others of its subsidiaries.

C.	Our Corporate Structure

The following table sets forth our corporate structure after giving effect to the contribution by our immediate parent, CDC Software International Corporation, to us of the assets and liabilities relating to CDC Corporation’s Software segment in August 2009:

All entities in the chart are wholly-owned unless otherwise noted.

(1)

Prior to November 2007, CDC Corporation held 51% of Cayman First Tier, or CFT, the parent company of Industri-Matematik International Corp. In November 2007, CDC Corporation, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.

(2)	Includes the Catalyst “Enabling Technology” or ET, and the Catalyst “Best of Breed” businesses, but excludes the Catalyst SAP business.

(3)	We have a 51% stake in ISL Technologies Limited.

D.	Property, Plants and Equipment

Facilities

As of May 15, 2010, we owned no real estate and our major leased facilities included our:

•

principal executive offices in Hong Kong, where CDC Corporation, our parent company, has leased approximately 8,000 square feet, approximately 40% of which we occupy, our subsidiary, Integrated Systems Limited, has leased 5,960 square feet, approximately 100% of which we occupy;

•	corporate, research and development, sales, marketing, consulting and support facilities in Atlanta, Georgia, where we lease approximately 27,500 square feet;

•	professional services, education and research and development facilities in Vancouver, British Columbia, where we lease approximately 12,267 square feet;

•	sales, marketing and support facilities in Northampton, England, where we lease approximately 11,500 square feet;

•

product development, support and services facilities in Linkoping, Sweden, and Hassleholm, Sweden, where we lease approximately 12,700 square feet and approximately 11,800 square feet, respectively; data center and hosting facilities in Globen, Stockholm, Sweden, where we lease approximately 4,100 square feet; and operational, services and data center facilities in Stockholm, Sweden, where we lease approximately 17,000 square feet;

•	product development centers in Bangalore, India, where we lease approximately 40,000 square feet, and Shanghai, China, where we lease approximately 33,215 square feet;

•

operational facilities for certain of our enterprise software subsidiaries located in Toronto, Ontario, Canada, and London, Ontario, Canada, where we lease approximately 7,200 square feet and 12,400 square feet, respectively;

•	sales, marketing, consulting and support, professional services, education and research in Milwaukee, Wisconsin, where we lease approximately 41,000 square feet; and

•	operational facilities for certain of our SaaS operations located in San Mateo, California, where we lease approximately 25,000 square feet.

We and our subsidiaries also lease additional office space in various other locations in the United States, Canada, Europe, Asia and Australia used primarily for local sales, services, support and administrative services.

We believe that our premises are sufficient for our needs in the near future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our combined and consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth in “Item 3.D., Key Information – Risk Factors” and “Item 11., Quantitative and Qualitative Disclosures About Market Risk.”

Overview

Operating Segments

Historically, results of the Company have been accounted for based on one segment: Software. The recent acquisitions of Truition and gomembers in November 2009 added a new line of business: SaaS. Starting in 2009, results have been reported in two segments: Software and SaaS. Refer to “Note 3-Business Combinations and Investments” in “Item 18 – Financial Statements,” for discussion of acquisitions during 2009.

Products and Services

We are a global provider of a broad suite of scalable enterprise software applications to customers in select industries, which we refer to as our targeted vertical industries. Our software applications enable our customers to grow revenue and control costs by automating business processes and facilitating access to critical information. Our principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers in the food and beverage, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management;

•

Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks, such as spare parts distribution, wholesale and retail operators and logistics services providers. These solutions include demand management, advanced global order management, warehouse management, yard management, transportation management, labor management and slotting optimization;

•

Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes, such as the financial services, homebuilding and real estate, chemicals, general manufacturing, energy, insurance and healthcare industries; and

•

SaaS applications that provide on-premise enterprise solutions for the Not-For-Profit (NFP) and Non-Governmental Organizations (NGO) market and on-demand e-Commerce platforms for retailers and brand manufacturers.

Acquisitions

Our business has been built in large part through strategic acquisitions and investments. The following table sets forth a summary of our strategic acquisitions and investments related to our business completed from January 1, 2007 to December 31, 2009. We will continue to selectively pursue acquisitions to expand into new vertical industries, expand our product and service offerings, extend our geographic reach and grow our customer base. Unless otherwise indicated, each acquisition or investment described below is wholly owned by us.

Acquired company	Date
Respond Group Ltd. (Respond)	Feb-07
Saratoga Systems Inc. (Saratoga)	Apr-07
Catalyst International, Inc. (Catalyst) (1)	Sep-07
Industri-Matematik International Corp. (IMI) (2)	Nov-07
Integrated Solutions Limited (ISL) (3)	Mar-08
WKD Solutions Limited	Sep-09
Activplant Corporation	Oct-09
Truition Inc.	Dec-09
gomembers, Inc.	Dec-09

(1)	Includes the Catalyst “Enabling Technology” or ET, and the Catalyst “Best of Breed” businesses, but excludes the Catalyst SAP business.
(2)

Prior to November 2007, CDC Corporation held 51% of Cayman First Tier, or CFT, the parent company of Industri-Matematik International Corp. In November 2007, CDC Corporation, CFT and Symphony Technology Group, or Symphony, entered into a letter agreement whereby all amounts due and payable to CFT pursuant to a $25.0 million note made by Symphony were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT.

(3)	We acquired a 51% stake in ISL Technologies Limited.

For a list of all acquisitions, see “Item 4.A., Information on the Company – History and Development of the Company – Acquisitions.”

Disclosure Controls and Procedures

Because we view our internal control over financial reporting as an integral part of our disclosure controls and procedures and we comprise a significant portion of CDC Corporation’s operations, it should be noted that CDC Corporation identified material weaknesses in its internal control over financial reporting as of December 31, 2006 and 2007. CDC Corporation and its independent registered public accounting firm concluded that the material weaknesses that existed in CDC Corporation’s internal control over financial reporting at December 31, 2007 were remediated as of December 31, 2008. The material weaknesses that existed at December 31, 2007 were noted in the financial statement close and reporting processes, income taxes and treasury management. CDC Corporation also determined that material weaknesses in its internal controls over financial reporting existed during 2005 and 2006 as a result of, among other things, its inability to attract and retain sufficient resources with the appropriate level of expertise in the accounting and finance departments of its organization to ensure appropriate application of US GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of CDC Corporation’s financial statements for the years ended December 31, 2005, 2004 and 2003. The primary cause of the material weaknesses was lack of sufficient personnel in each of these areas with appropriate expertise to ensure proper accounting and treatment in accordance with US

GAAP. In 2008, CDC Corporation remediated the material weaknesses by hiring additional qualified personnel in key areas within accounting and finance, implementing standard accounting policies across the organization and continuing to consolidate accounting functions to shared service centers in North America and Europe.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, goodwill and intangible assets, business combinations, capitalization of software costs, investments, accounts receivable and allowance for doubtful accounts, deferred tax valuation allowance, stock based compensation, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in “Note 2- Summary of Significant Accounting Policies” of “Item 18, Financial Statements.”

We believe the following critical accounting policies are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Revenue Recognition

We generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. If an acceptance period is required, revenue is generally recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In most circumstances, we recognize revenue on arrangements that contain certain acceptance provisions when we have historical experience that the acceptance provision is perfunctory. Our agreements with our customers, resellers and distributors generally do not contain product return rights. When our agreements contain product return rights, revenue is not recognized until such time when the product return right provision expires. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Such provisions are calculated based on relevant historical data.

The specific accounting guidance we follow in connection with our revenue recognition policy includes Accounting Standards Codification (ASC) 605-25, Revenue Recognition – Multiple-Element Arrangements, ASC 605-35, Revenue Recognition – Construction-Types and Production-Type Contracts, and ASC 605-985, Revenue Recognition – Software.

We generally do not sell software or software licenses to customers on a stand-alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. According to this method, we measure the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the Vendor Specific Objective Evidence (VSOE) of fair value of the undelivered elements. The amount allocated to the software license is calculated by subtracting the VSOE of fair value for maintenance, consulting and integration services, and training services from the total arrangement fee in accordance with ASC 605-985. For those agreements that provide for significant services or custom development that are essential to the software’s functionality, the software license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of ASC 605-35.

When software licenses incorporating third-party software products are sold or our products are sold with third-party products that complement our software, we recognize as revenues the gross amount of sale of the third-party products. The recognition of gross revenues is in accordance with criteria established in ASC 605-985, because we are ultimately responsible for the fulfillment and acceptability of the products purchased, and we have full latitude in establishing pricing and assume all credit risks.

Revenues related to professional services and the provision for training services for software products are deferred and recognized as the services are delivered, assuming all other basic criteria for revenue recognition have been met. In accordance with ASC 605-985, the Company recognizes amounts associated with reimbursements from customers for out-of-pocket expenses as revenue. Such amounts have been included in professional services revenue. For professional services revenues that are provided on a fixed fee basis, revenue is recognized on a proportional performance method, which is generally based upon labor hours incurred as a percentage of total estimated labor hours to complete the project. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined.

Revenues related to hardware are generally recognized upon shipment by the hardware vendor and transfer of title to the customer.

Revenues related to support and maintenance agreements on software products are deferred and recognized ratably over the terms of the agreements, which are typically one year.

Revenue from hosting, maintenance fees and the sale of consulting services relating to SaaS arrangements are recognized ratably over the term of the arrangement. Set-up and implementation revenue is deferred until the solution is delivered and then recognized ratably over the longer of the term of the arrangement or the estimated customer life. Transactions fees from processing transactions for customers are recognized once the transaction is complete.

Software license revenues are normally generated through licensing with end-users, value-added resellers (VARs) and distributors, and through the sale of the software with or incorporating third-party products. VARs and distributors do not have rights of return, price protection, stock rotation rights, or other features that may preclude revenue recognition. When software licenses are sold indirectly to end-users through VARs, we recognize as revenues the net fee receivable from the VARs. License revenues from distributors are calculated at an agreed upon percentage of the distributors’ net selling price to the end-user. We typically do not earn any portion of fees for services provided by the distributor to the end-user. We earn maintenance fees based on an agreed upon percentage of the maintenance fees that the distributor earns from the end-user.

Recognition of revenues from the licensing of our software products requires management judgment with respect to determination of fair values and in determining whether to use the gross versus net method of reporting for certain types of revenues. The timing of our revenue recognition could differ materially if we were to incorrectly determine the fair value of the undelivered elements in an arrangement for which we are using the “residual” method. The composition of revenues and cost of revenues would change if we made a different assessment on the gross versus net method of reporting sales of software licenses that incorporate third-party software products.

Goodwill and Intangible Assets

Our long-lived assets include goodwill and other intangible assets. Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Goodwill and indefinite-lived intangible assets are not amortized. All other intangible assets are amortized over their estimated useful lives. Goodwill and intangible assets are tested for impairment based on our Software and SaaS reporting units.

Goodwill is assigned to reporting units based on the reporting unit classification of the entity to which the goodwill is attributable. We have determined our reporting units based on an analysis of our operating segments: (a) the nature of products and services; (b) the nature of the production process; (c) the type and class of customers; (d) the method to distribute products or provide services; and (e) the nature of the regulatory environment. In 2008 we reported goodwill in the Software segment. In 2009, with the acquisition of gomembers and Truition, goodwill is now reported in both the Software and SaaS reporting segments. Of the total amount in goodwill at December 31, 2009, $145.7 million and $9.9 million was assigned to Software and SaaS reporting segments, respectively.

Our intangible assets other than goodwill represent trademarks and trade names, software applications and programs, customer base and contracts, and business licenses and partnership agreements. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or the undiscounted cash flows method.

The estimated useful lives of these intangible assets are as follows:

Intangible asset class	Estimated useful life
Trademarks	Indefinite
Trade names	3 to 5 years
Software applications and programs	3 to 7.5 years
Customer base and contracts	1 to 20 years
Business licenses and partnership agreements	1 to 7 years

We test goodwill and intangible assets with an indefinite useful life for impairment on an annual basis as of December 31. This testing, carried out using the guidance and criteria described in (ASC) 350, Intangibles – Goodwill and Other, compares carrying values to fair values at the reporting unit level and, when appropriate, the carrying value of these assets is reduced to fair value. Factors that could trigger an impairment charge include, but are not limited to, significant changes in our overall business or in the manner or use of the acquired assets, underperformance against projected future operating results, and significant negative industry or economic trends. Any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations for the periods in which such impairments occur.

During 2008 and 2009, we performed the required impairment tests on goodwill and indefinite-lived intangibles based on our Software and SaaS reporting units. We tested goodwill for impairment, utilizing a combination of the expected discounted cash flows method of the income approach and the guideline company method of the market approach. Indefinite-lived intangible assets consist of trademarks. In testing trademarks for impairment, we estimated fair value using the relief from royalty method in which a royalty rate multiplied by the forecasted royalty base is used to calculate an income stream attributable to the asset.

With the income approach, cash flows that are anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an estimated weighted average cost of capital of 17% and 19% for Software and SaaS, respectively, reflecting returns to both equity and debt investors. We believe that this is a relevant and beneficial method to use in determining fair value because it explicitly considers the future cash-flow generating potential of the respective reporting unit.

In the guideline method of the market approach, the value of a reporting unit is estimated by comparing the subject to similar businesses, or “guideline” companies, whose securities are actively traded in public markets. The comparison is generally based on data regarding each of the company’s stock prices and earnings, which is expressed as a fraction known as a “multiple.” The premise of this method is that if the guideline public companies are sufficiently similar to each other, then their multiples should be similar. The multiples for the guideline companies are analyzed, adjusted for differences as compared to the subject company, and then applied to the applicable business characteristics of the subject company to arrive at an indication of the fair value. We believe that the inclusion of a market approach analysis in the fair value calculation is beneficial as it provides an indication of value based on external, market-based measures.

In the application of the income approach, financial projections were developed for use in the discounted cash flow calculations. Significant assumptions included revenue growth rates, margin rates, SG&A costs, and working capital and capital expenditure requirements over a period of five years. Revenue growth rate and margin rate assumptions were developed using historical Company data, current backlog, specific customer commitments, status of outstanding customer proposals, and future economic and market conditions expected. Consideration was then given to the SG&A costs, working capital, and capital expenditures required to deliver the revenue and margin determined. The other significant assumption used with the income approach was the assumed rate at which to discount the cash flows. The rate was determined by utilizing the weighted average cost of capital method. The material assumptions used for the income approach were consistent in 2008 and 2009.

In the application of the market approach, we considered valuation multiples derived from comparable companies that were identified as belonging to a group of industry peers for each reporting unit. The variability in respect to revenues multiple for comparable companies ranged from 0.9 (low) to 5.9 (high) for Software and from 0.8 (low) to 7.4 (high) for SaaS. The variability in respect to the EBITDA multiple ranged from 10.8 (low) to 17.1 (high) for Software and from 11.5 (low) to 63.3 (high) for SaaS. We selected the median for revenues and EBITDA multiples of the comparable companies adjusted for profitability and size and then applied such adjusted multiples to the reporting unit. Finally, we applied the market approach by calculating a simple average of fair values based on revenues and EBITDA multiples. The comparable companies selected for the market approach were similar to the reporting unit in terms of business description and markets served; therefore, the results of the income approach and market approach were equally weighted and compared to the carrying value of the reporting unit. This test of fair value indicated that no impairment existed at December 31, 2009. Different weighting of the two methods would have had no impact on our analysis as the fair value of the reporting unit under each approach exceeded its carrying value. Our methodologies for valuing goodwill as of December 31, 2009 have not changed when compared to the prior years.

A one percentage point change in the discount rate would have impacted the fair value of the Software reporting unit by approximately $11.0 million and an increase of the discount rate by more than seven percentage points would have indicated a potential impairment in 2009. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $7.5 million and a decrease of the long term growth rate by more than 13 percentage points would have indicated a potential impairment in 2009.

A one percentage point change in the discount rate would have impacted the fair value of the SaaS reporting unit by approximately $1.0 million and an increase of the discount rate by more than four percentage points would have indicated a potential impairment in 2009. A one percentage point change in the long term growth rate would have impacted the fair value of the reporting unit by approximately $0.5 million and a decrease of the long term growth rate by more than seven percentage points would have indicated a potential impairment in 2009.

We also annually review and adjust the carrying value of amortized intangible assets if facts and circumstances suggest they may be impaired. If this review indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Management judgment is required in the assessment of useful lives of amortized intangibles, and our estimates of future cash flows require judgment based on our historical and anticipated results and are subject to many factors including our assessment of the discount rate used and the amounts and timing of future cash flows. We performed our annual test for impairment of goodwill and indefinite lived intangible assets at year-end as required by ASC 350 and determined that there was no impairment for the years ended December 31, 2008 and 2009. As of our most recent annual goodwill impairment test, the fair values of Software and SaaS reporting units exceeded their carrying values by more than 20% and 15%, respectively. As of December 31, 2009, $64.2 million of our identifiable intangible assets were subject to amortization.

Some of the more significant estimates and assumptions inherent in the goodwill impairment estimation process using the market approach include the selection of appropriate guideline companies, the determination of market value multiples for the guideline companies, the subsequent selection of an appropriate market value multiple for the business based on a comparison of the business to the guideline companies, the determination of applicable premiums and discounts based on any differences in marketability between the business and the guideline companies, projected earnings and revenues for the business and when considering the income approach, include the required rate of return used in the discounted cash flow method, which reflects capital market conditions and the specific risks associated with the business. Other estimates inherent in the income approach include long-term growth rates and cash flow forecasts for the business.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including failure to meet business plans, a further deterioration in the market or other unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Business Combinations

We have made a number of acquisitions and may make strategically important acquisitions in the future. We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. In addition, acquired deferred revenue is recognized at fair value to the extent it represents a legal obligation assumed by us in accordance with ASC 805, Business Combinations. We consider service contracts and post-contract customer support contracts to be legal obligations of the acquired entity. We estimate the fair value of acquired deferred revenue based on prices paid by willing participants in recent exchange transactions. Management judgment is also required in determining an appropriate fair value for deferred revenue. If the fair values we determined for deferred revenue acquired were lower, our revenue for all periods would have been lower.

At December 31, 2008 and 2009, we had deferred revenue balance of $54.5 million and $53.2 million, respectively. Deferred revenue from acquisitions totaled $0.1 million and $2.3 million at December 31, 2008 and 2009, respectively.

Capitalization of Software Costs

We capitalize computer software product development costs incurred in developing a product once technological feasibility has been established and the product is available for general release to customers. We evaluate realizability of the capitalized amounts based on expected revenue from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, we either accelerate amortization or expense the remaining capitalized amounts. Amortization of such costs is computed as the greater of the amount calculated based on (1) the ratio of current product revenue to projected current and future product revenue or (2) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, we expense the costs of such development because the impact of capitalizing such costs would not be material.

Management judgment is required with respect to the determination of technological feasibility and the determination of the expected product revenue used to assess realizability of the capitalized amounts. The experience of our research and development personnel and our historical track record associated with the development of similar products factor into determining the technological feasibility of the products. Expected revenue is based on the short-term financial plan approved by management. If we were to determine that technological feasibility occurs at a different stage of the process, we may capitalize more or less software development costs. If our assumptions about realizability were to change, our reported operating expenses could increase in the short-term by any amounts we write off. As of December 31, 2008 and 2009, capitalized software development costs, net, were $7.3 million and $3.6 million, respectively, and related accumulated amortization totaled $8.8 million and $9.0 million, respectively.

During 2009, our software development process has been redesigned to provide more frequent updates to the software. As a result of this change there is a very short time period between reaching technological feasibility of a modification to our software and making the modified version of our software generally available. Therefore the value of software to be capitalized on an annual basis is expected to decrease when compared with recent years.

Deferred Tax Valuation Allowance

We record a valuation allowance on our deferred tax assets in an amount that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. In reaching this determination, we consider the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies. As of December 31, 2008 and 2009, we have provided a valuation allowance of $36.0 million and $31.3 million against our net deferred tax assets. For our calendar year ended December 31, 2009, the valuation allowance decreased by $4.8 million, which is the result of the tax effects of our operations, the change in exchange rates for our international subsidiaries, additional valuation allowance required for businesses acquired during the year, as well as our determination of the amount that will be realized based on anticipated future earnings for specific subsidiaries in specific jurisdictions. Any change in our assessment of how much of our deferred tax assets will be realized in the future would be adjusted through the income tax provision.

Stock-based Compensation

During 2008 and in prior years, certain of our employees have been granted CDC Corporation share options under CDC Corporation’s share incentive plans.

Equity-based compensation expense recognized under ASC 718, Compensation – Stock Compensation in the combined and consolidated statements of operations for the year ended December 31, 2007, 2008, and 2009 was $1.7 million, $1.5 million, and $2.0 million, respectively. The estimated fair value of our equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

Under ASC 718, the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from CDC Corporation’s option grants. These models also require subjective assumptions regarding future share price volatility and expected lives of each option grant.

Contingencies

We regularly assess the estimated impact and probability of various uncertain events, or contingencies, and account for such events in accordance with ASC 450, Contingencies. Under ASC 450 contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated.

Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes in pending and threatened litigation, as well as potential ranges of probable losses. As of December 31, 2008 and 2009, we had $5.2 million and $1.8 million, respectively, accrued for legal fees and contingencies. A determination of the amount of loss accrual required for these contingencies is made after analysis of each individual matter. The amount of such accruals may change in the future due to changes in approach or new developments in each case.

Recently Issued Accounting Standards

The following new accounting standards are discussed in “Item 8., Financial Statements – Note 2 – Summary of Significant Accounting Policies”:

•

ASC 820-10-65-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly was issued in April 2009 and is effective January 1, 2010.

•	ASC 825, Interim Disclosures about Fair Value of Financial Instruments was adopted June 30, 2009.

•

ASU No. 2009-01 (formerly SFAS No. 168), “Topic 105 – Generally Accepted Accounting Principles – FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles was adopted September 30, 2009.

•	ASU No. 2009-05, Measuring Liabilities at Fair Value was adopted September 1, 2009.

•	ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) was adopted December 31, 2009.

•

ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements was issued October 2009 and is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

•	ASU No. 2009-14, Software (Topic 985) – Certain Revenue Arrangements That Include Software Elements was issued October 2009 and is effective January 1, 2011.

•	ASU No. 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing was issued October 2009 and is effective January 1, 2010.

•

ASU No. 2009-16, Accounting for Transfers of Financial Assets, an amendment of ASC 860-10 (formerly SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 issued in June 2009) was issued in December 2009 and is effective January 1, 2010.

•

ASU No. 2009-17, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities, an amendment to ASC 810-10 (formerly SFAS No. 167, Amending FASB interpretation No. 46(R) issued in June 2009) was issued in December 2009 and is effective January 1, 2010.

A. Operating Results

The following table summarizes our historical results of operations and as percentages of total revenue for the years ended December 31, 2007, 2008 and 2009:

	Years ended December 31,
	(in thousands, except percentages)
	2007		2008		2009
REVENUE:
Licenses	$61,532	26%	$45,340	19%	$33,085	16%
Maintenance	86,586	36%	103,606	43%	99,775	49%
Professional services	86,924	36%	87,971	36%	66,666	33%
Hardware	3,909	2%	3,870	2%	3,757	2%
SaaS implementation and support	—	0%	—	0%	616	0%

Total revenue	238,951	100%	240,787	100%	203,899	100%

COST OF REVENUE:
Licenses	18,772	8%	19,946	8%	18,699	9%
Maintenance	11,623	5%	15,937	7%	14,663	7%
Professional services	67,999	28%	71,949	30%	56,329	28%
Hardware	3,118	1%	2,998	1%	3,081	2%
SaaS implementation and support	—	0%	—	0%	411	0%

Total cost of revenue	101,512	42%	110,830	46%	93,183	46%

Gross profit	137,439	58%	129,957	54%	110,716	54%

OPERATING EXPENSES:
Sales and marketing expenses	60,864	25%	54,177	22%	32,483	16%
Research and development expenses	22,832	10%	25,909	11%	18,005	9%
General and administrative expenses	40,685	17%	44,124	18%	36,915	18%
General and administrative expenses allocated to CDC Corporation	(5,479)	2%	(12,379)	5%	(10,134)	5%
Exchange (gain) loss on deferred tax assets	(3,762)	2%	3,271	1%	(2,093)	1%
Amortization expenses	5,730	2%	6,843	3%	4,533	2%
Restructuring and other charges	1,910	1%	5,012	2%	3,351	2%

Total operating expenses	122,780	51%	126,957	53%	83,060	41%

Operating income	14,659	6%	3,000	1%	27,656	14%
Other income, net	1,642	1%	857	0%	815	0%

Income before income taxes	16,301	7%	3,857	2%	28,471	14%
Income tax expense	(9,499)	4%	(4,877)	2%	(6,329)	3%

Net income (loss)	6,802	3%	(1,020)	0%	22,142	11%
Net (income) loss attributable to noncontrolling interest	(1,852)	1%	126	0%	131	0%

Net income (loss) attributable to controlling interest	$4,950	2%	$(894)	0%	$22,273	11%

Results of Operations of Our Reportable Segments for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009

	Year ended December 31, 2008
	Software	SaaS	Total
	(in thousands)

Licenses	$45,340	$—	$45,340
Maintenance	103,606	—	103,606
Professional services	87,971	—	87,971
Hardware	3,870	—	3,870

Total revenue	240,787	—	240,787
		—
Licenses	19,946	—	19,946
Maintenance	15,937	—	15,937
Professional services	71,949	—	71,949
Hardware	2,998	—	2,998

Total cost of revenue	110,830	—	110,830

Gross profit	129,957	—	129,957
		—
Sales and marketing expenses	54,177	—	54,177
Research and development expenses	25,909	—	25,909
General and administrative expenses	44,124	—	44,124
General and administrative expenses allocated to Parent	(12,379)	—	(12,379)
Exchange (gain) loss on deferred tax assets	3,271	—	3,271
Amortization expenses	6,843	—	6,843
Restructuring and other charges	5,012	—	5,012

Total operating expenses	126,957	—	126,957

Operating income	$3,000	$—	$3,000

Other income, net			857

Income before income taxes			3,857
Income tax expense			(4,877)

Net loss			(1,020)
Net loss attributable to noncontrolling interest			126

Net loss attributable to controlling interest			$(894)

	Year ended December 31, 2009
	Software	SaaS	Total
	(in thousands)

Licenses	$32,825	$260	$33,085
Maintenance	99,692	83	99,775
Professional services	66,454	212	66,666
Hardware	3,757	—	3,757
SaaS implementation and support	—	616	616

Total revenue	202,728	1,171	203,899

Licenses	18,651	48	18,699
Maintenance	14,613	50	14,663
Professional services	56,035	294	56,329
Hardware	3,081	—	3,081
SaaS implementation and support	—	411	411

Total cost of revenue	92,380	803	93,183

Gross profit	110,348	368	110,716

Sales and marketing expenses	32,347	136	32,483
Research and development expenses	17,822	183	18,005
General and administrative expenses	36,784	131	36,915
General and administrative expenses allocated to Parent	(10,105)	(29)	(10,134)
Exchange (gain) loss on deferred tax assets	(2,093)	—	(2,093)
Amortization expenses	4,511	22	4,533
Restructuring and other charges	2,871	480	3,351

Total operating expenses	82,137	923	83,060

Operating income (loss)	$28,211	$(555)	$27,656

Other income, net			815

Income before income taxes			28,471
Income tax expense			(6,329)

Net income			22,142
Net loss attributable to noncontrolling interest			131

Net income attributable to controlling interest			$22,273

Revenue

Software Segment

	Years ended December 31,		Change
	2008	2009	Amount	%
	(in thousands, except percentages)

Licenses	$45,340	$32,825	$(12,515)	-28%
Maintenance	103,606	99,692	(3,914)	-4%
Professional services	87,971	66,454	(21,517)	-24%
Hardware	3,870	3,757	(113)	-3%

Total Revenue	$240,787	$202,728	$(38,059)	-16%

•

Total revenue decreased by $38.1 million or 16% from 2008 to 2009. Approximately $9.1 million of this decrease is attributed to fluctuations in currencies. We believe the remaining decrease is attributed to a weakened global economy. Our revenue mix also changed, with license revenue accounting for 19% of total revenue in 2008 compared to 16% in 2009, maintenance revenue increased from 43% in 2008 to 49% in 2009, service revenue declined from 36% in 2008 to 33% in 2009 and hardware remained unchanged at 2% of revenue in both 2008 and 2009.

•

License revenue decreased by $12.5 million or 28% from 2008 to 2009. We believe the weaker economy put pressure on our customers’ ability to spend and lengthened the time for decision making. This trend started in the later periods of 2008 and continued throughout 2009. Approximately $1.5 million of the decrease is attributed to fluctuations in foreign currencies.

•

Maintenance revenue decreased by $3.9 million or 4% from 2008 to 2009. This decrease was primarily driven by a $4.6 million decline due to fluctuations in foreign currencies and a $7.3 million decrease in revenue due to attrition. This decline was partially offset by $6.4 million in new license sales that occurred throughout the year and $1.4 million in revenue from the success of our Maintenance “win-back” program, which was launched in the second half of 2008.

•

Professional services revenue decreased by $21.5 million or 24% from 2008 to 2009. Our professional services revenue is largely impacted by the performance of our license revenue as customers purchase new licenses or functionalities. Our license sales began declining in the second half of 2008 and were under economic pressure throughout most of 2009, which directly impacted our professional services revenue. Additionally, in 2008 we experienced greater success than in 2009 with our efforts to maximize the use of our software within our install base, which contributed to lower revenue in 2009. Approximately $3.1 million of the decrease from 2008 to 2009 is attributed to fluctuations in currencies.

SaaS Segment

	Years ended December 31,		Change
	2008	2009	Amount	%
	(in thousands, except percentages)

Licenses	$—	$260	$260	N/A
Maintenance	—	83	83	N/A
Professional services	—	212	212	N/A
SaaS implementation and support	—	616	616	N/A

Total Revenue	$—	$1,171	$1,171	N/A

In the fourth quarter of 2009, CDC Software acquired two SaaS companies, gomembers, a provider of SaaS and on-premise enterprise solutions for the Not-For-Profit (NFP) and Non-Governmental Organizations (NGO) market, and Truition, an on-demand e-Commerce platform provider for retailers and brand manufacturers, as part of our strategy to expand our offering in the growing on-demand software market.

Gross Margin

Software Segment

	Years ended December 31,
	2008		2009		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands, except percentages)

Licenses	$25,394	56%	$14,174	43%	$(11,220)	-44%
Maintenance	87,669	85%	85,079	85%	(2,590)	-3%
Professional services	16,022	18%	10,419	16%	(5,603)	-35%
Hardware	872	23%	676	18%	(196)	-22%

Software gross margin	$129,957	54%	$110,348	54%	$(19,609)	-15%

•

Licenses’ gross margin as a percentage of revenue decreased from 56% in 2008 to 43% in 2009. The decrease was primarily attributed to lower license revenue impacted by a weakening global economy. The majority of the cost of licenses relates to the amortization of our software development, which is a fixed cost that is not impacted by the fluctuations in revenue. As a result, the decline in license revenue has a more immediate impact to gross margin as a percentage of revenue.

•

Professional services’ gross margin as a percentage of revenue decreased from 18% to 16% from 2008 to 2009 as a result of a decrease in revenue. We operate with a certain amount of fixed costs to preserve skill set and intellectual capital. As revenues declines, the amount of fixed cost becomes a larger percentage of service costs and did not decrease at the same rate of the revenue decline during 2009, which negatively impacted professional services’ gross margin in 2009.

SaaS Segment

	Years ended December 31,
	2008		2009		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands, except percentages)

Licenses	$—	N/A	$212	82%	$212	—
Maintenance	—	N/A	33	40%	33	—
Professional services	—	N/A	(82)	-39%	(82)	—
SaaS implementation and support	—	N/A	205	33%	205	—

Software gross margin	$—	N/A	$368	31%	$368	N/A

•	SaaS implementation and support is a new segment introduced in the fourth quarter of 2009 resulting from the acquisition of Truition and gomembers.

Operating Income

Software Segment

•	Operating income for the year ended December 31, 2008 was $3.0 million or 1% of revenue, compared to $28.2 million or 14% of revenue for the year ended December 31, 2009.

•

We experienced a significant reduction in our sales and marketing expenses, from $54.2 million in 2008 to $32.3 million in 2009. This reduction was largely driven by the annualized impact of a reduction of approximately 50 sales and marketing personnel during 2008 and another decrease of approximately 40 personnel in 2009. Research and development expenses (R&D) decreased by $8.1 million in 2009 compared to 2008 due to cost savings on normal R&D costs and transitioning additional R&D personnel from on-shore locations to our off-shore R&D centers in India and China.

•

General and administrative expenses decreased by $7.2 million in 2009 compared to 2008. This was primarily attributed to decreases including $3.0 million in professional fees, $2.2 million in bad debt expenses and $1.8 million in personnel costs.

•	General and administrative expenses allocated to CDC Corporation decreased $2.3 million in 2009, compared to 2008 due to general and administrative expenses decreasing as discussed above.

•

We experienced a favorable $5.4 million change in 2009 compared to 2008 from the impact of exchange (gain)/loss on deferred tax assets. We recorded a $3.3 million foreign currency exchange loss in 2008 compared to a $2.1 million foreign currency gain in 2009.

•	Restructuring and other charges decreased $2.1 million in 2009 when compared to 2008 due to lower employee termination expenses resulting from lower headcount reductions in 2009 compared to 2008.

Income Taxes

•

We recorded an income tax expense of $4.9 million in 2008 as compared to $6.3 million in 2009. Our total income tax provision is determined entity by entity in each taxing jurisdiction in which we operate. A portion of the fluctuations in our income tax expense was a result of the changes in income at the entity level.

•

Periodically, we must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered, including the current economic climate, our expectations of future taxable income, and our ability to project such income and the appreciation of our investments and other assets. As of December 31, 2009, management concluded that it is more likely than not that the Company will realize a substantial portion of our existing deferred tax asset and, therefore, management released a valuation allowance of approximately $1.0 million. As of December 31, 2009, we continued to have a valuation allowance of approximately $28.5 million relating primarily to net operating losses.

SaaS Segment

•	Operating loss for the year ended December 31, 2009 was $0.6 million for our SaaS segment, which was recently created due to the acquisitions in the fourth quarter of 2009.

•

Operating loss is largely associated with the combination of lower maintenance revenue resulting from the recording of deferred revenue balance at fair market value from the acquisitions as required in accordance with ASC 805 and from involuntary employee termination costs following the acquisitions.

Results of Operations of Our Operating Segments for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2008:

	Year ended December 31, 2007
	Software	SaaS	Total
	(in thousands)

Licenses	$61,532	$—	$61,532
Maintenance	86,586	—	86,586
Professional services	86,924	—	86,924
Hardware	3,909	—	3,909

Total revenue	238,951	—	238,951

Licenses	18,772	—	18,772
Maintenance	11,623	—	11,623
Professional services	67,999	—	67,999
Hardware	3,118	—	3,118

Total cost of revenue	101,512	—	101,512

Gross profit	137,439	—	137,439

Sales and marketing expenses	60,864	—	60,864
Research and development expenses	22,832	—	22,832
General and administrative expenses	40,685	—	40,685
General and administrative expenses allocated to Parent	(5,479)	—	(5,479)
Exchange (gain) loss on deferred tax assets	(3,762)	—	(3,762)
Amortization expenses	5,730	—	5,730
Restructuring and other charges	1,910	—	1,910

Total operating expenses	122,780	—	122,780

Operating income (loss)	$14,659	$—	14,659

Other income, net			1,642

Income before income taxes			16,301
Income tax expense			(9,499)

Net income			6,802
Net income attributable to noncontrolling interest			(1,852)

Net income attributable to controlling interest			$4,950

	Year ended December 31, 2008
	Software	SaaS	Total
	(in thousands)

Licenses	$45,340	$—	$45,340
Maintenance	103,606	—	103,606
Professional services	87,971	—	87,971
Hardware	3,870	—	3,870

Total revenue	240,787	—	240,787
		—
Licenses	19,946	—	19,946
Maintenance	15,937	—	15,937
Professional services	71,949	—	71,949
Hardware	2,998	—	2,998

Total cost of revenue	110,830	—	110,830

Gross profit	129,957	—	129,957
		—
Sales and marketing expenses	54,177	—	54,177
Research and development expenses	25,909	—	25,909
General and administrative expenses	44,124	—	44,124
General and administrative expenses allocated to Parent	(12,379)	—	(12,379)
Exchange (gain) loss on deferred tax assets	3,271	—	3,271
Amortization expenses	6,843	—	6,843
Restructuring and other charges	5,012	—	5,012

Total operating expenses	126,957	—	126,957

Operating income	$3,000	$—	$3,000

Other income, net			857

Income before income taxes			3,857
Income tax expense			(4,877)

Net loss			(1,020)
Net loss attributable to noncontrolling interest			126

Net loss attributable to controlling interest			$(894)

Revenue

	Years ended December 31,		Change
	2007	2008	Amount	%
	(in thousands, except percentages)

Licenses	$61,532	$45,340	$(16,192)	-26%
Maintenance	86,586	103,606	17,020	20%
Professional services	86,924	87,971	1,047	1%
Hardware	3,909	3,870	(39)	-1%

Total Revenue	$238,951	$240,787	$1,836	1%

•

Total revenues were essentially unchanged from 2007 to 2008, increasing by approximately 1%, or $1.8 million, from $239.0 million in 2007 to $240.8 million in 2008. Our mix of total revenues changed significantly, with license revenues decreasing from 26% to 19% of total revenues, maintenance revenues increasing from 36% to 43% of total revenues and professional services revenues increasing slightly from 36% to 37% of total revenues.

•

License revenues decreased by 26%, or $16.2 million, from $61.5 million in 2007 to $45.3 million in 2008. We believe this decrease primarily resulted from the weakening global economy, which caused customers to reduce expenditures on software applications and delay their planned purchases. This trend accelerated in the latter half of 2008.

•

Maintenance revenues increased by 20%, or $17.0 million, from $86.6 million in 2007 to $103.6 million in 2008. This increase was in part due to $6.5 million in maintenance revenue related to the full year impact of the Catalyst acquisition. Catalyst, a provider of enterprise supply chain software and hardware solutions, was acquired in September 2007. Our maintenance retention rate was 92% and the application of our contractual consumer price increase clause contributed $2.4 million to the increase. This more than offset the smaller amount of new maintenance revenue from new license sales of $9.1 million associated with the decrease in license sales in 2008. The increase in our maintenance revenues was also due in part to $5.5 million from increased sales to our existing customer base and $0.6 million from our success in winning back former customers through a “win-back” program that we put in place in the second half of 2008. These increases were partially offset by a $6.9 million decrease due to lost customers.

•

Professional services revenues increased slightly from $86.9 million in 2007 to $88.0 million in 2008 primarily due to our concentrated effort in targeting our installed-base customers with additional professional services. Demand for software implementation grew as our customers had more upgrades in 2008 as well as additional applications to install. As capital budgets tightened for our customers on new license sales, the need to do more with their existing systems became apparent through the relatively stable demand for our professional services.

Gross Margin

	Years ended December 31,
	2007		2008		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(in thousands, except percentages)

Licenses	$42,760	69%	$25,394	56%	$(17,366)	-41%
Maintenance	74,963	87%	87,669	85%	12,706	17%
Professional services	18,925	22%	16,022	18%	(2,903)	-15%
Hardware	791	20%	872	23%	81	10%

Software gross margin	$137,439	58%	$129,957	54%	$(7,482)	-5%

•

Gross profit decreased by 5% or $7.5 million, from $137.4 million in 2007 to $130.0 million in 2008. The majority of the decrease in our total gross profit was due to the decline in license sales as previously discussed, which decreased by $17.4 million, or 41%, for 2008 as compared to 2007. On a percentage basis, 2007 gross profit was 58% compared to gross profit of 54% for 2008.

•

Gross profit from licenses decreased by 41%, or $17.4 million, from $42.8 million in 2007 to $25.4 million in 2008. We have experienced growth of license revenue in the first half of 2008, but sales slowed down dramatically in the second half due to sudden deterioration of global market. Cost of software licenses increased by 6%, or $1.2 million, from $18.8 million in 2007 to $19.9 million in 2008. The increase during 2008 was predominantly due to amortization of capitalized software development for the new releases of our Ross ERP and Pivotal CRM products. When combined with decreased license revenues this increase in cost of software licenses resulted in a 14% decrease in license gross margin percentage.

•

Gross profit from maintenance increased by 17% or $12.7 million from $75.0 million in 2007 to $87.7 million in 2008. Cost of maintenance increased by 37%, or $4.3 million, from $11.6 million in 2007 to $15.9 million in 2008. $2.8 million of the increase in cost of revenues from maintenance was substantially due to the full year impact of the Catalyst acquisition in 2007 and was partially offset by our headcount reduction. When combined with increased maintenance revenues, this increase resulted in a 2% decrease in maintenance gross margin percentage.

•

Gross profit from professional services decreased by $2.9 million from 2007 to 2008. Cost of professional services increased by 6%, or $4.0 million, from $68.0 million in 2007 to $71.9 million in 2008 as a result of an increase in the number of professional service projects associated with the implementation of new versions of our software products. The increase in cost of professional services combined with a lower effective billing rate in connection with new software products that became generally available in 2008, led to a 17% decrease in professional services gross margin percentage.

Operating Income

•	Operating income for the year ended December 31, 2008 was $3.0 or 1% of revenue compared to $14.7 million or 6% of revenue for the year ended December 31, 2007.

•

Sales and marketing expenses decreased 11%, or $6.7 million, from $60.9 million in 2007 to $54.2 million in 2008. The majority of this decrease was attributable to headcount decreases of approximately 50 people in the third quarter of 2008 resulting from the realignment of our sales force with the demands of the market.

•

Research and development expenses increased 13% or $3.1 million, from $22.8 million in 2007 to $25.9 million in 2008. The increase was primarily due to costs incurred in the development of new releases for our Ross ERP and Pivotal CRM products, which were incrementally offset by headcount reductions in the third quarter of 2008.

•

General and administrative expenses increased 8% or $3.4 million, from $40.7 million in 2007 to $44.1 million in 2008, primarily related to the increase in accounting and finance personnel who perform shared service center functions.

•

General and administrative expenses allocated to our parent increased 126% from $5.5 million in 2007 to $12.4 million in 2008. Included in these types of expenses are expenses incurred by our shared service centers on behalf of and for the account of entities under common control of CDC Corporation, which are excluded from the combined and consolidated financial statements. The shared service center performs certain back office accounting and finance support functions, such as billing, collections, payroll processing, accounts payable processing, vendor maintenance, cash management, accounting, consolidations, and financial closing and reporting. During 2008 we integrated the vast majority of our previously decentralized back office functions of our wholly-owned subsidiaries as well as of other entities under common control of CDC Corporation into the shared service center operated by us, resulting in a higher proportion of services and associated costs performed by the shared service center and allocated to other subsidiaries of CDC Corporation benefiting from these services.

•

Exchange (gain)/loss changed by $7.0 million, from a $3.8 million gain in 2007 to a $3.3 million loss in 2008. This is due to exchange gains and losses associated with a deferred tax asset at our Pivotal subsidiary.

•

Amortization expenses increased by 19% or $1.1 million from $5.7 million in 2007 to $6.8 million in 2008. The majority of this increase was attributable to the full year impact of the Catalyst acquisition.

•

Restructuring and other charges increased 162% or $3.1 million, from $1.9 million in 2007 to $5.0 million in 2008. The increase was primarily due to employee terminations at our Ross and Pivotal locations. Headcount reduced by approximately 25 in general and administrative, 28 in service and support, 46 in research and development and 53 in sales and marketing for a total of 152. These headcount reductions were concentrated in the third quarter of 2008.

Income Taxes

•

We recorded income tax expense of $9.5 million in 2007 as compared to $4.9 million in 2008. Our total income tax provision is determined entity by entity in each taxing jurisdiction in which we operate. A portion of the fluctuations in income tax expense was a result of the changes in income at the entity level. In addition, in 2008, we recorded tax expense of $0.5 million related to a change in valuation allowance.

•

Periodically, we must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered, including the current economic climate, our expectations of future taxable income, and our ability to project such income and the appreciation of our investments and other assets. As of December 31, 2008, management concluded that it was more likely than not that the Company will realize a substantial portion of the existing deferred tax asset and, therefore, management released a valuation allowance of approximately $2.0 million. As of December 31, 2008, we continued to have a valuation allowance of approximately $36.0 million relating primarily to net operating losses.

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods presented:

	Years ended December 31,
	2007	2008	2009
	(in thousands)

Net cash provided by operating activities	$17,979	$33,948	$53,659
Net cash used in investing activities	(89,492)	(10,014)	(28,753)
Net cash provided by (used in) financing activities	77,045	(19,748)	(12,601)
Effect of exchange rate changes on cash	715	(502)	703

Net increase (decrease) in cash and cash equivalents	6,247	3,684	13,008
Cash and cash equivalents at beginning of period	17,410	23,657	27,341

Cash and cash equivalents as at end of period	$23,657	$27,341	$40,349

Sources and Uses of Cash for the Year ended December 31, 2009

Operating Activities

Net cash provided by operating activities increased from $33.9 million in 2008 to $53.7 million in 2009. This $19.8 million increase resulted in part from an increase in net income adjusted for noncash charges and gains of $9.6 million, from $35.6 million in 2008 to $27.1 million in 2009. In addition, working capital decreased by $5.8 million.

Investing Activities

Net cash used in investing activities increased by $18.8 million, from $10.0 million in 2008 to $28.8 million in 2009. This reflects an increase in cash requirements for our purchase of WKD Solutions, Activplant, Truition and gomembers in 2009, which totaled $26.9 million, and $1.1 million for the purchase of marketable securities, all of which were offset by an $8.4 million decrease in cash used for capitalized software, restricted cash and purchase of property and equipment.

Financing Activities

Net cash used in financing activities decreased by $7.2 million, from $19.8 million in 2008 to $12.6 million in 2009. This was due in part to our receipt of $43.4 million in proceeds from the sale and issuance of our class A ordinary shares, offset by a $28.6 million repayment on the loan from our parent, a $6.2 million increase in cash paid on short term loans, a $1.1 million increase for purchases of treasury stock, and a $0.5 million increase in the payment of capital lease obligations.

Future cash requirements and sources of liquidity

Future cash requirements

In the foreseeable future, we expect that our primary cash requirements will be to fund working capital including payment of contractual obligations, research and development expenses, debt repayments, and fund contingent consideration payable for certain of our acquisitions.

The following table summarizes our contractual obligations as of December 31, 2009:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations (1)	$17,541	$6,265	$7,487	$2,948	$841
Short-term debt obligations	$4,364	$4,364	$—	$—	$—
Purchase consideration payables (2)	$2,994	$2,184	$810	$—	$—
Franchise partner loans	$2,277	$2,277	$—	$—	$—

(1)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
(2)	Purchase considerations include fixed and adjustable payments contingent upon meeting certain performance requirements.

At December 31, 2009, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $7.8 million. This liability represents an estimate of tax positions that we have taken in our tax returns that may ultimately not be sustained upon examination by the tax authorities. Since the ultimate amount and timing of any future cash settlements cannot be predicted with reasonable certainty, the estimated liability has been excluded from the contractual obligations table.

Future sources of liquidity

We believe that cash flows from operating activities and our existing cash and cash equivalents of $40.3 million as of December 31, 2009, will be sufficient to fund our currently anticipated uses of cash for the next twelve months. Thereafter, our ability to fund these expected uses of cash will depend on our future results of operations, performance, and cash flow. Our ability to do so will also be subject to prevailing economic conditions and to financial, business, regulatory, legislative and other factors, many of which are beyond our control. If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, we may need to borrow against our lines of credit or issue other long or short-term debt or equity, if the market and the terms of our existing debt instruments permit.

Credit Line Agreements

Our Catalyst subsidiary has a line of credit classified as a short-term bank loan with a financial institution under which the subsidiary may borrow up to $6.0 million. This line of credit had an outstanding balance of $5.3 million and $3.7 million as of December 31, 2008 and 2009, respectively, and the unused portion was $0.9 million and $2.3 million at December 31, 2008 and 2009, respectively. Accrued unpaid interest is payable monthly based upon the higher of LIBOR for the applicable interest rate period plus 2.2% per annum or 5%, but under no circumstance will the interest rate be less than 5.0% per annum. The line of credit is secured by the assets of the subsidiary. As of December 31, 2009, we were in compliance with our leverage ratio covenant of less than 3.5% and fixed charge coverage ratio of greater than 1.25%.

On April 27, 2010, our Ross subsidiary entered into a Credit Agreement (“Credit Agreement”) with Wells Fargo Capital Finance, LLC (formerly Wells Fargo Foothill, LLC), as agent. Pursuant to the Credit Agreement, Wells Fargo Capital Finance made available a senior secured revolving credit facility of up to $30.0 million (the “Credit Facility”). Under the Credit Facility, the Company is an unsecured guarantor, each of the Company’s subsidiaries, Pivotal Corporation and CDC Software, Inc., are secured guarantors, and Ross is the borrower. Advances under the Credit Facility may be used for among other things, general corporate purposes, strategic growth initiatives such as mergers and acquisitions, working capital and capital expenditures, and, subject to certain conditions, up to $15.0 million under the Credit Facility may be provided by us to CDC Corporation.

The Credit Facility provides that revolving loans and letters of credit may be provided, subject to availability requirements, which are determined pursuant to a borrowing base calculation of a percentage of our trailing twelve month maintenance revenue, as defined in the Credit Agreement. Borrowings under the Credit Facility bear interest at either a Base Rate or LIBOR Rate, as the Company may elect from time to time.

Obligations under the Credit Facility are secured by a first priority security interest in all of borrower’s and the secured guarantors’ assets, including without limitation, all accounts, equipment, inventory, chattel paper, records, intangibles, deposit accounts and cash and cash equivalents, as well as certain intellectual property.

The Credit Facility expires on April 27, 2014 and contains customary affirmative and negative covenants for credit facilities of its type, including limitations on the Company with respect to the incurrence of indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. In addition, the Credit Facility imposes limitations on our ability to transfer funds between us and certain of our subsidiaries as well as between us and our ultimate parent, CDC Corporation, which could materially and adversely affect our operations and financial condition and those of our subsidiaries and affiliates. The Credit Facility also includes financial covenants including minimum EBITDA, fixed charge coverage ratio requirements and recurring revenue requirements.

As of April 30, 2010, we had approximately $15.0 million of availability under the Credit Facility.

Uncertainties regarding our liquidity

We believe the following uncertainties are the most significant uncertainties regarding our liquidity:

•

Ability to Grow Revenue and Manage Costs – If we are unable to continue to grow our revenue or experience a decline in revenue or if we are unable to manage costs and reduce operating expenses, our ability to generate positive cash flows from operating activities in a sufficient amount to meet our cash needs would be adversely affected.

•

Integrating the Operations of Acquired Businesses – Integration of our acquired businesses could affect our liquidity as continuing integration of the businesses and operations into ours may require significant cash resources.

•

Future Acquisitions – Our existing cash and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as for the funding of a future acquisition. In addition, if we acquire a business in the future that has existing debt, our cash requirements for servicing debt may increase.

•

Convertible Notes – In November 2006, CDC Corporation issued $168.0 million in aggregate principal amount of unsecured 3.75% senior exchangeable convertible notes due 2011 (the “Notes”) to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act. While the maturity date of the Notes is November 13, 2011, the Notes originally contained provisions that, subject to certain terms and conditions, may require

CDC Corporation to repurchase all or any portion of the outstanding Notes held by a note holder, in cash, for an amount equal to the sum of: (i) the principal of the Notes; (ii) all accrued and unpaid interest; and (iii) such additional amounts as are set forth in the Notes (the “Holder Redemption Provision”). The accrued and unpaid interest amount included in the Holder Redemption Provision is based on an interest premium of 12.5%, applied retrospectively as of the issue date.

Between December 2008 and December 2009, CDC Delaware Corp. a wholly-owned subsidiary of CDC Corporation (“CDC Delaware”) repurchased an aggregate of $126.8 million in principal amount of the Notes. As of December 31, 2009, an aggregate of $166.0 million in principal amount of the Notes was outstanding, with $41.2 million held among affiliates of Evolution Capital Management (“Evolution”), and the remaining $124.8 million held by CDC Delaware.

On November 11, 2009, CDC Delaware executed an Amendment No. 1 to the Notes and note purchase agreement related thereto (the “Note Purchase Agreement”) that amended the Notes and Note Purchase Agreement (collectively, the “Amendments”) to: (i) amend the definition of Qualified IPO to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a Qualified QIPO, via the definition of Minimum IPO Amount, as defined in the Notes, from $100.0 million to $40.0 million. As a result of these Amendments, CDC Corporation believes that the Holder Redemption Provision, which would have required CDC Corporation to pay not later than December 16, 2009 an aggregate of approximately $52.0 million (the “Put Amount”), is both no longer exercisable by the note holders and is no longer of any force or effect. Notwithstanding the foregoing, later in November 2009, CDC Corporation received a redemption notice from Evolution demanding payment of the Put Amount.

On December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against CDC Corporation in the Supreme Court of the State of New York, County of New York, demanding payment of the Put Amount together with default interest, totaling in excess of $53.0 million (the “New York Case”). Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in the New York Case. Although CDC Corporation is not currently required to do so, in the event that it is required to settle the full amount of the potential Note obligations, it would not have sufficient liquidity to do so and would need to obtain cash from its subsidiaries, including CDC Software, in the form of additional intercompany borrowings or dividends in order to settle its obligations under the Notes. Neither the Company nor any of its subsidiaries has pledged any of its or their assets or properties to secure the obligations under the Notes, nor has the Company or its subsidiaries guaranteed CDC Corporation’s performance of its obligations under the Notes. The Notes represent an obligation of CDC Corporation and not an obligation of the Company or any of its subsidiaries. As a result, the Company does not believe that any potential default by CDC Corporation under the Notes (or other agreements entered into in connection with the issuance of the Notes) would have a material adverse effect on the business, financial position or results of operations of the Company or its subsidiaries.

Fair value of Financial Instruments

The carrying amount of cash, restricted cash, accounts receivable and payable, receivables from our parent, and other short-term financial assets and liabilities approximate carrying values due to their short-term nature or interest rates that are comparable to current market rates.

Amounts Due from CDC Corporation

We had receivables balances due from CDC Corporation in the amounts of $14.2 million and $34.2 million at December 31, 2008 and 2009, respectively, which arose from the selling of goods and services in the normal course of business and allocation of overhead costs to wholly owned subsidiaries of CDC Corporation. Prior to February 24, 2010, these balances were unsecured and payable upon demand generally within one year. Included in the net receivable at December 31, 2008 are interest-bearing receivables in the amount of $45.3 million and interest-bearing payables in the amount of $12.5 million. The average net interest-bearing receivable during the year ended December 31, 2009 was $27.1 million.

In August 2009 immediately after our IPO, we began to accrue interest on all amounts due from CDC Corporation. As of December 31, 2009, we had a net receivable of $34.2 million from CDC Corporation, which is intended to be settled in the next 5 years. Refer to “Note 11 – Related Party Transactions” in Item 18, Financial Statements, for additional details.

On February 24, 2010, CDC Corporation and CDC Software entered into an interest bearing loan agreement (the “Loan Agreement”), which sets forth the terms and conditions upon which CDC Corporation is required to repay aggregate amounts of inter-company debt owed to CDC Software. As of December 31, 2009, the amount of such inter-company debt was $34.2 million, and such amount may increase or decrease over time, depending upon factors such as: (i) the terms and conditions, and the application thereof, of the Loan Agreement and that certain Services Agreement dated as of August 5, 2009 by and between CDC Software and CDC Corporation, as amended in May 2010; (ii) the application of U.S. GAAP by each of CDC Software and CDC Corporation; (iii) the application of internal accounting policies and procedures of each of CDC Software and CDC Corporation; (iv) any payments permitted pursuant to the terms of the Loan Agreement; and (v) such other factors or considerations as may be agreed between the management or board of directors of each of CDC Software and CDC Corporation. The outstanding balance bears interest at the higher of either: (a) four percent per annum; or (b) the LIBOR rate plus two and a half percent, per annum. The outstanding principal amount of the Loan together with accrued interest thereon is due and payable by CDC Corporation on February 24, 2015 (the “Maturity Date”). The Maturity Date may be extended for additional one year periods by the mutual written agreement of the parties. CDC Corporation may pre-pay any or the entire outstanding principal amount and any accrued but unpaid interest at any time, in its sole discretion and without penalty in cash or other assets as mutually agreed between the parties.

On March 30, 2010, CDC Corporation repaid $7.0 million in the amount due to the Company, in a transaction approved by the boards of directors of both CDC Corporation and the Company, through the payment of $4.2 million in cash and the transfer of an aggregate of 276,543 of the Company’s class A ordinary shares held by CDC Corporation’s subsidiary to a subsidiary of the Company at a price of $10.125 per share, the average closing price for the Company’s American Depositary Shares on the NASDAQ Global Market for the ninety 90 trading day period ended March 25, 2010.

Short-Term Loan from CDC Corporation

We had short-term loans from CDC Corporation of $33.7 million and nil at December 31, 2008 and 2009, respectively. The 2008 balance was primarily related to funding received from CDC Corporation to finance our acquisition activities, reduced by overhead allocations to CDC Corporation. These amounts were unsecured, payable upon demand and beared no interest. During 2009, the short-term loan was repaid.

C.	Research and Development, Patents and Licenses, etc.

In 2007, 2008 and 2009, after acquiring Ross and Pivotal, we incurred significant research and development expenses. As discussed in “Item 5., Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates – Capitalization of Software Costs,” we capitalize certain software development costs and expense others. This capitalization of software costs will not continue in 2010. As part of our overall strategy to develop and introduce more proprietary products to sell across our business lines and service offerings, we anticipate that our research and development costs may increase on an absolute basis and as a percentage of overall revenue.

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2007, 2008 and 2009, we invested $22.8 million, $25.9 million and $18.0 million in research and development, respectively. Research and development activities take place in our facilities in Shanghai and Nanjing, China and Bangalore, India. For additional information regarding product development see “Item 4.B., Information on the Company – Business Overview – Our Competive Strengths.”

D.	Trend Information

In 2009 we made further operational improvements in our Software segment as a result of process efficiencies in all operating expenses. These efficiencies allowed for an improved profitability in 2009 despite the economic challenges to our top line revenue. We also consummated several strategic acquisitions in 2009. We anticipate that we will continue to execute our strategies through targeted acquisitions and investments in our products, including key partnerships with leading software vendors. See also “Item 3.D., Key Information – Risk Factors.”

In light of the risks and uncertainties surrounding our Company and the geographic markets in which we operate, shareholders, investors and prospective investors should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will or can materialize.

E.	Off-balance Sheet Arrangements

Under the terms of the stock purchase agreements with our franchise partners, we have agreed to grant convertible and demand loans of up to an aggregate of $2.3 million, of which nil was outstanding at December 31, 2009. In our on-going business, we have not entered into transactions involving, or otherwise formed relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements, commitments or other contractually limited purposes.

F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B., Operating and Financial Review and Prospects – Liquidity and Capital Resources – Future cash requirements and sources of liquidity” above.

G.	Safe Harbor

See “General Introduction – Special Note on Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of April 30, 2010.

Name	Age	Position/Title	Class of Directorship

Francis Kwok-Yu Au	40	Director	I, term to expire in 2010

Raymond K. F. Ch’ien	58	Director	II, term to expire in 2011

Carrick John Clough	62	Chairman of the Board	III, term to expire in 2012

Dr. Chung Kiu Wong	63	Vice Chairman of the Board, Chief Executive Officer, CDC Global Services	II, term to expire in 2011

Simon Kwong Chi Wong	58	Director Chief Executive Officer, China.com, Inc. and CDC Games Corporation	I, term to expire in 2010

Dato’ Sin Just Wong	44	Director	II, term to expire in 2011

Peter Yip	58	Vice Chairman of the Board and Chief Executive Officer of CDC Software and CDC Corporation	III, term to expire in 2012

Lee Lam	50	Director	I, term to expire in 2010

Matthew Lavelle	44	Chief Financial Officer, CDC Software and CDC Corporation

Bruce Cameron	57	President

Alan MacLamroc	55	Chief Product & Technology Officer

Donald Novajosky	39	General Counsel, CDC Software, Vice President and Associate General Counsel, CDC Corporation

Lee Reisterer	53	Senior Vice President, Professional Services

Niklas Rönnbäck	44	President, CDC Supply Chain

Anil Dwivedi	40	Vice President, Japan and Korea

Paul Elswood	40	President, CDC Respond

Edmund Lau	50	Vice President, Greater China, CDC Software

Oscar Pierre	54	Managing Director, Spain

Nagaraja Prakasam	39	Managing Director, India

Nicolas Cron	47	Managing Director, France

Mark Sutcliffe	45	President, CDC Factory

Paul Plaia	40	President, CDC Gomembers

Frank Hung	48	Managing Director, Australia and New Zealand

Hilton Law	38	Managing Director, Southwest APAC

Francis Kwok-Yu Au has served as an independent director of CDC Software International since July 2007 and has served as an independent director of our board since our formation in March 2009. Mr. Au has also served as a director of CDC Games Corporation and its parent, CDC Games International Corporation, since September 2008 and May 2007, respectively. Mr. Au is the CEO of Cowen Latitude Asia, the wholly-owned Asia subsidiary of Cowen Group, which has offices in Hong Kong, Beijing and Shanghai. Mr. Au is responsible for leading all aspects of Cowen’s businesses in Asia including capital markets, M&A and private placements. Prior to his appointment as CEO of Cowen Latitude Asia, Mr. Au was the President and co-founder of Latitude Capital Group, which was founded in 2002 and acquired by Cowen Group in 2008. He is based in the firm’s Hong Kong office and currently focuses on covering the alternative energy, consumer, health care, industrial, media and technology sectors in Asia. Previously, Mr. Au was the Head of Media investment banking in Greater China for Lehman Brothers-Asia. Mr. Au has extensive investment banking experience across all areas of corporate finance including equity and debt capital raising, as well as mergers and acquisition advisory having worked in both Lehman’s New York and Hong Kong offices in the Technology, Telecom and Industrial/LBO Groups. Mr. Au holds a master of business administration from Harvard Business School and a bachelor’s degree in Economics/East Asian Studies from Columbia University.

Dr. Raymond K. F. Ch’ien has served as an independent director of our board since our formation in March 2009. Dr. Ch’ien has also served as Chairman of the board of directors of CDC Corporation since January 1999. He served as acting chief executive officer of CDC Corporation between March 2004 and March 2005, and chief executive officer of CDC Corporation from March 2005 until August 2005. Dr. Ch’ien is Chairman and a member of the executive and remuneration committees of CDC Corporation’s Hong Kong listed subsidiary, China.com Inc. Dr. Ch’ien is also Chairman of MTR Corporation Limited and Hang Seng Bank Limited, serves on the boards of the Hongkong and Shanghai Banking Corporation Limited, Swiss Reinsurance Company Limited, Convenience Retail Asia Limited, Hong Kong Mercantile Exchange Limited and China Resources Power Holdings Company Limited. Dr. Ch’ien received a Doctoral Degree in Economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star Medal. In August 2008, Dr. Ch’ien was conferred the honour of Chevalier de l’Ordre du Merite Agricole of France.

Carrick John Clough has served as an independent director of CDC Software International since May 2006, has served as an independent director of our board since our formation in March 2009, and has served as chairman of our Board since June 2009. In addition, Mr. Clough has served as the Chairman of the executive committee of CDC Corporation board of directors since August 2005 and Chairman of the board of Praxa Limited, a subsidiary of CDC Corporation. Mr. Clough also currently serves as a Special Advisor to General Atlantic LLC since December 2000. Before joining General Atlantic, Mr. Clough gained over 25 years of management experience in the IT industry internationally. He was a co-founder and managing director of the CSSL Group, a mid-range software distributor and hardware reseller in Asia. Prior to co-founding the CSSL Group, Mr. Clough held the position of general manager of JBA in Asia, an Australia-based worldwide mid-range software distributor, and gained working experience as a consultant in the United Kingdom and Europe. Mr. Clough received his education in New Zealand.

Dr. Chung Kiu Wong has served as a member of our board since our formation in March 2009, and has served as a vice chairman of our board since June 2009. Dr. Wong also served as an independent director of CDC Software International between March 2007 and November 2007. Dr. Wong has served as Chief Executive Officer of our CDC Global Services business unit since April 2010. Dr. Wong is one of the co-founders of iASPEC, a group of companies that provide information technology consulting services, software products and services in Hong Kong, China and in North America. iASPEC was established in 1988 and continues to maintain its headquarters in Hong Kong. Dr. Wong obtained his Ph.D. in Mathematics from the University of California. He served as the Principal Architect in a State of California government data centre from 1975 to 1981 and received the Distinguished Services Award from the State of California in 1979. Dr. Wong returned to China in 1982 and has held senior positions in international information technology companies in China and Hong Kong. Dr. Wong is a Distinguished Fellow of the Hong Kong Computer Society. He has served as a member of the University Grants Committee and a member of the Advisory Committee on Creative Industry of the Central Policy Unit in the Hong Kong SAR Government. Dr. Wong currently serves as chairman and member in the Advisory Committees of various engineering faculties and information technology academic departments in the local universities and those in China.

Simon Kwong Chi Wong has served as a director of CDC Software International since October 2006 and as a member of our board since our formation in March 2009. Mr. Wong has also served as the Chief Executive Officer of CDC Games since December 2009, and as Chief Executive Officer of our affiliate China.com, Inc. since March 2010. In addition, Mr. Wong has served as a director of CDC Games Corporation since September 2008 and its parent, CDC Games International, since September 2006, and as a director of CDC Corporation, since August 2005. Mr. Wong is a partner of Argo Global Capital, LLC, or AGC. Prior to joining AGC, he was a director and executive vice president of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing an $820.0 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council, member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received his bachelor of science and master of business administration degrees from the Chinese University of Hong Kong.

Dato’ Sin Just Wong has served as an independent director of our board since April 2010, and has served as an independent director of China.com, Inc. since November 1999. Dato’ Wong also served as director of CDC Games International Corporation until October 2007, and as director of CDC Software International until November 2008. Dato’ Wong has over 20 years of accounting, investment banking and venture capital experience, and has held senior positions with a number of premier international investment banks. He is the founder of SBI E2 Capital Group of companies and currently serves as the Chairman of SBI E2-Capital Asset Management Ltd. He is also an independent non-executive director of CSI Properties Limited (formerly Capital Strategic Investment Limited) and China Zenith Chemical Group Limited, Non-Executive Chairman of Westminster Travel Limited and the Non-Independent Non-Executive Director of Intelligent Edge Technologies Berhad. He was the Executive Co-Chairman of CIAM Group Limited (formerly E2-Capital (Holdings) Limited, listed on the Hong Kong Stock Exchange) until May 2008. He is involved in various social and charitable organizations in Hong Kong and China, is the Chairman of the General Donations and Special Events Committee of The Community Chest of Hong Kong, and holds a Bachelor Degree in Engineering from the University of London, England.

Peter Yip has served as executive chairman of the board and as chief executive officer of CDC Software International since May 2006 and has served as a vice chairman of our board and as our chief executive officer since our formation in March 2009. In addition, Mr. Yip served as the chief executive officer and vice chairman of the board of directors of our parent, CDC Corporation, from 1999 until February 2005 and again since his reappointment in April 2006. Mr. Yip has been a director of our affiliate CDC Games since December 2006 and was chief executive officer of CDC Games International from May 2007 until December 2009. Mr. Yip was a founder of CDC Corporation. Mr. Yip is also chairman of China Pacific Capital, and has over two decades of entrepreneurial and direct investment experience in the U.S. and the Asia Pacific region in which he has co-founded or provided seed funding to a number of successful start-up entities, including Linkage Online, Gartner Group Asia, YipKon Business Systems and Online Software Asia. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with its Asian Alumni Entrepreneur Award. Mr. Yip received a master’s degree in business administration from the Wharton School and both a master’s degree and a bachelor’s degree in electrical engineering from the University of Pennsylvania. He also holds an associate degree and an honorary doctorate degree from Vincennes University in Indiana.

Dr. Lee G. Lam has served as an independent director of our board since September 2009. Dr. Lam has also served as an independent non-executive director of our affiliates, China.com, Inc., since December 2006, as well as CDC Games International Corporation since May 2007 and CDC Games Corporation since September 2008. Dr. Lam holds a Bachelor of Science in Mathematics and Sciences, a Master of Science in Systems Science, and a Master of Business Administration, all from the University of Ottawa in Canada, a Post-graduate Diploma in Public Administration from Carleton University in Canada, a Post-graduate Diploma in English and Hong Kong Law and a Bachelor of Law (Hons) from Manchester Metropolitan University in the U.K., a PCLL in law (and has completed the Bar Course) from the City University of Hong Kong, a LLM in law from the University of Wolverhampton in the U.K., and a Doctor of Philosophy from the University of Hong Kong. Dr. Lam has over 28 years of multinational operations and general management, strategy consulting, corporate governance, investment banking, and direct investment experience in the telecommunications, media and technology (TMT), retail, property and financial services sectors. He is Chairman of Monte Jade Science and Technology Association of Hong Kong Limited, and serves as an independent or non-executive director of several publicly-listed companies in the Asia Pacific region. Having served as a Part-time Member of the Central Policy Unit of the Government of the Hong Kong Special Administrative Region for two terms, Dr. Lam is a Member of the Hong Kong Institute of Bankers, a Board Member of the East-West Center Foundation, a Member of the Young Presidents’ Organization, a Fellow of the Hong Kong

Institute of Directors and a Member of its Corporate Governance Committee, a Member of the General Committee and the Corporate Governance Committee of the Chamber of Hong Kong Listed Companies, and a Visiting Professor at the School of Economics & Management of Tsinghua University in Beijing.

Matthew Lavelle has served as the Chief Financial Officer of CDC Software International since October 2008 and has served in the same capacity with us since our formation in March 2009. Mr. Lavelle joined CDC Corporation in July 2008 as Vice President of Finance and was promoted to Chief Financial Officer in October 2008. Prior to joining CDC, Mr. Lavelle held several positions in the financing and accounting industry. From February 2006 to July 2008, he was Vice President of Finance Airport and Desk Top Services at SITA Inc., a provider of air transport communication and information technology solutions. From 1990 to 2006, he served in numerous capacities of increasing responsibility at United Parcel Service, or UPS, including Controller and Vice President of Finance. Mr. Lavelle holds a Bachelor of Science from the University of Scranton in Pennsylvania. He is a member of the Georgia Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Bruce Cameron has served as President of CDC Software International since August 2008 and has served as our President since our formation in March 2009. Mr. Cameron had previously served as the Executive Vice President of Global Sales and Marketing for CDC Software since June 2008. Prior to that, he was the Senior Vice President of Global Sales from September 2007 to June 2008. Previously, he was Senior Vice President of Global Sales for CDC Software’s CRM product line from January 2006 until September 2007. From January 2005 to September 2006, Mr. Cameron was our Vice President Sales for North America. Mr. Cameron was previously General Manager of the homebuilding vertical at Pivotal Corporation, a company we acquired, which he joined in April 2004. Mr. Cameron has over 26 years of experience in application software management, and has held several positions in the software industry including General Manager at Delano Inc., an e-CRM company from December 1999 to May 2001, Worldwide Vice President of Sales at QAD International, an ERP company from 1996 through 1999, General Manager and Senior Vice president at JBA International, an ERP company, from 1989 through 1995, and Vice President of Sales and then President of Cimcorp Inc., a MES systems company from 1986 through 1989. Mr. Cameron holds a BSME degree from Rochester Institute of Technology.

Alan MacLamroc has served as Chief Product & Technology Officer of CDC Software International since April 2007 and has served in the same capacity with us since our formation in March 2009. Mr. MacLamroc is responsible for product marketing, product management, product engineering and lead global corporate IT. Mr. MacLamroc has more than 20 years of technology management experience, including seven years serving as chief technology officer. Most recently, Mr. MacLamroc served as Chief Technology Officer at CompuCredit, an information and technology-driven provider and direct marketer of branded credit cards and related fee-based products and services. Prior to CompuCredit, Mr. MacLamroc served as Chief Technology Officer for MAPICS, Inc., an enterprise business software provider. Prior to MAPICS, he served as Chief Technology Officer at Clarus, a provider of web-based commerce applications. He has also served in a variety of senior technology management positions at System Software Associates (SSA), IBM and Sprint. Mr. MacLamroc holds a bachelor’s of business administration degree in computer information systems and personnel management from Washburn University, and an master of business administration in finance from the University of Missouri.

Donald L. Novajosky has served as General Counsel for CDC Software Corporation since June 2009, Secretary since April 2010, and has served as Vice President and Associate General Counsel of CDC Corporation since April 2009. Mr. Novajosky joined CDC Corporation as Corporate Counsel in November 2006. From 2005 to 2006, Mr. Novajosky held positions with the law firms of Reed Smith LLP and Hutchison Law Group PLLC, where his practice focused on general corporate, securities, mergers and acquisitions and other corporate matters. From June 2003 to July 2005, Mr. Novajosky was the Director, Legal of Cytogen Corporation, a publicly-traded biopharmaceutical company in Princeton, New Jersey. Prior to that, Mr. Novajosky held positions with the law firms of Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr) and Buchanan Ingersoll Rooney PC. Mr. Novajosky received a juris doctor degree, magna cum laude, from New York Law School, where he was a member, editor and published author of the New York Law School Law Review. Mr. Novajosky also received a bachelor of science degree in finance from Pennsylvania State University.

Lee R. Riesterer has served as Senior Vice President of Professional Services for CDC Software Corporation since April 2009, and has served as Vice President of CRM Professional Services since April 2008. Mr. Riesterer joined CDC Software Corporation as Vice President of Expert Services in July 2007. From June 2004 to July 2007, Mr. Riesterer was the President of The Brookhaven Group, LLC, a privately held consulting firm based in Atlanta, Georgia focused on the enterprise applications market including customer relationship management, enterprise resource planning, supply chain management, web-based collaboration and training, information security, and governance, risk and compliance solutions. Mr. Riesterer has experience in providing a variety of consulting services including business strategy development, go-to-market planning, market and product positioning, and new product and services development and packaging. Mr. Riesterer began his professional career at Digital Equipment Corporation where he held a number of leadership roles in the Sales and

Professional Services organization including management of the North American Solutions Business Practice, providing complex enterprise-wide systems integration and consulting services to Fortune 500 corporate clients. Mr. Riesterer majored in political science with a minor in business administration at the State University of New York at Binghamton.

Niklas Rönnbäck has served as Senior Vice President, EMEA for CDC Software International since October 2008 and has served in the same capacity with us since our formation in March 2009. He is responsible for the EMEA operations of CDC Supply Chain, the “supply chain management for distributors” division of CDC Software. Mr. Rönnbäck is also responsible for all CDC Software operations activity in the Nordic countries and the Baltic states. Prior to such time, Mr. Rönnbäck served as Senior Vice President, Services for EMEA since January 2008. His responsibilities included customer service across all product lines in EMEA. Mr. Rönnbäck joined CDC Software in 2004 as Services Director. He has served in a variety of management roles at CDC Software including Vice President, Operations at CDC Supply Chain from January 2007 to December 2007, Global Services Director at CDC Supply Chain from April 2006 to December 2006, Services Director at IMI from August 2004 to March 2006. Mr. Rönnbäck brings more than 15 years of enterprise software experience, specifically in the implementation of ERP, order management and warehouse management systems. Prior to joining CDC Software, he was President at Öhrwall & Rönnbäck, a privately held logistics and supply chain consultancy firm from January 1999 to August 2004. Mr. Rönnbäck received his MSc and Licentiate degree in industrial logistics from Luleå University of Technology.

Anil Dwivedi has served as the Vice President, Japan of CDC Software International since April 2008 and has served in the same capacity with us since our formation in March 2009. In this role, Mr. Dwivedi is responsible for expanding reseller channels in those countries, and identifying and evaluating merger and acquisition opportunities, including the expansion of the CDC Software franchise partner program to Japan and Korea. Prior to joining CDC Software in April 2008, Mr. Dwivedi served in various executive leadership positions in the enterprise software industry in China and Japan including senior business development management roles at Wipro Japan KK in Yokohama, Japan from June 2000 to March 2008, where his responsibilities included consulting large Japanese corporations on their IT and off-shoring strategies and selling services related to web technologies, infrastructure, security and ERP; and at HCL in Japan and India from May 1997, where his role was focused on sales of SAP services and alliance with SAP. Mr. Dwivedi is a graduate of the Indian Institute of Technology and the Indian Institute of Management.

Paul Elswood has served as Managing Director, United Kingdom and Ireland for CDC Software International since January 2009 and has served in the same capacity with us since our formation in March 2009. Mr. Elswood is responsible for the CDC Software operations activity in the United Kingdom and Ireland. In July 2009, his responsibility was extended to include Netherlands, Belgium and Luxembourg. Prior to this role Mr. Elswood served as Vice President, EMEA, for the CDC Respond division of CDC Software with responsibility for all client facing activities. Mr. Elswood joined CDC Software in February 2007 as Vice President, Services for EMEA, within the CDC Respond division of CDC Software. Mr. Elswood brings more than 17 years of enterprise software experience across many industry verticals including, Financial Services, Government, Healthcare, Retail and Fast Moving Consumer Goods. Prior to joining CDC Software, he worked within Oracle’s Retail Global Business Unit from November 2005 to January 2007 and Accenture from November 1992 to October 2004. Mr. Elswood holds a bachelor of engineering degree from the University of Birmingham.

Edmund Lau has served as Vice President, Greater China for CDC Software International since January 2007 and has served in the same capacity with us since our formation in March 2009. He is responsible for sales, services and business development in Greater China (Hong Kong, Taiwan and China). Prior to this role, Mr. Lau served as President of Viador from January 2006 to January 2007, a leading provider of web-based business intelligence solutions. At Viador, Mr. Lau also served in senior sales positions that included vice president of worldwide sales from 2003 to 2005 and Vice President of International Sales from 2001 to 2003, where he expanded company sales in Europe and Asia Pacific, particularly in the Greater China area from 1985 to 1990. Mr. Lau had also previously served as General Manager of the China/Hong Kong region for Hamilton/Brighton Technology Ltd., a US-based IT company.

Oscar Pierre has served as Senior Vice President, South Europe and Latin America for CDC Software since September 2005. Mr. Pierre is responsible for operations activity for all of South Europe and Latin America. In this role, Mr. Pierre works closely with other global division heads to deliver solutions that meet area customer needs. Prior to this role, Mr. Pierre served as Vice President, European and Latin American operations for Ross Systems. He joined Ross Systems when it acquired the company he founded, Software International SA, and became the managing director of the Spanish-speaking markets. Prior to Ross Systems, he worked at Data-Pack SA, an ERP software distributor, where he was a managing director before its acquisition by Computer Associates. He then assumed the duties of divisional manager and vice general manager of Computer Associates’ Spanish branch.

Nagaraja Prakasam has served as our Managing Director for South and Southeast Asia since January 2010, and has also served as our Managing Director, India since January 2007. In these capacities, Mr. Prakasam is responsible for sales in the South and Southeast Asia region, as well as overseeing the company’s Bangalore development center. Previously, he was Senior Director of India Operations from June 2006 until December 2006. Mr. Prakasam joined Ross Systems in September 1997, prior to the acquisition of Ross by CDC Software, and has over 18 years of experience in product development, sales and managing offshore research and development, services, IT and support operations for enterprise software companies. Mr. Prakasam holds a B.E. degree from Thiagarajar College of Engineering, India and an MBA degree from Kennesaw State University, USA.

Frank Hung has served as Managing Director, Australia and New Zealand since January 2007 and is responsible for operations activity for all of Australia and New Zealand. Mr. Hung has over 25 years of experience in the technology sector and has held various international and senior management positions throughout Asia, Australia, New Zealand and Canada. Before joining CDC Software, Mr. Hung served as the Managing Director, Australia and Chief Operating Officer (Asia Pacific) for Maximizer Software from 2001 to 2006 (TSX: MAX), overseeing all CRM operations for the company throughout the entire Asia Pacific region. Prior to Maximizer Software, Mr. Hung served as Chief Operating Officer (Asia) for Powerlan Limited from 1999 to 2001 (ASX: PWR).

Hilton Law has served as Managing Director for Southwest APAC since November 2009, where he is responsible for channel partner development, strategic planning, corporate development and management of the company in that region. Since March 2005, Mr. Law has also served as CEO of Integrated Solutions Ltd., a business unit of CDC Software. With more than 20 years of experience in the information technology industry, Mr. Law has served in a variety of senior management roles throughout China and Asia/Pacific. Previously, from April 2000 to November 2002, he was General Manager of SOLAR Inc. Limited, the joint venture of PCCW Limited and Computer Associates International, Inc. Mr. Law serves as a council member of the Information and Software Industry Association, and has served as a director of Tera Age O/B Amazing World Corp Limited, a Mobility Solution Provider.

Nicolas Cron is serving CDC Software as General Manager, VP of Southern Europe since October 2009. Mr. Cron has a combined experience of 13 years in the software industry where he held several management positions including General Manager Southern Europe at Torex Ltd, a POS solution company from September 2007 to September 2009, General Manager France at SSA Global Inc., an back office solutions company from January 2001 to November 2006, European Sales Director at Dendrite Inc., a CRM company from January 1997 to December 2000. Before joining the IT industry in 1997, Mr. Cron spent another 13 years in the FMCG market where he gained experience in sales and marketing with prestigious companies such as Danone group. Mr. Cron holds a commercial degree from Institut de la Salle, France.

Mark Sutcliffe has served as Senior Vice President of CDC Software International and President of CDC Factory, one of CDC Software’s Enterprise Divisions, since October 2006. Mr. Sutcliffe is responsible for business and product strategy for the CDC Factory Product Division world-wide as well as operations in North America. Mr. Sutcliffe has over 20 years experience as an entrepreneur and leader in software business and product strategy. From 1998 to 2006, Mr. Sutcliffe was founder, majority shareholder and Chief Product Strategist of MVI Technology, an Enterprise Manufacturing Intelligence company in the UK which was acquired by CDC Software International in October 2006. From 1985 to 1998, Mr. Sutcliffe was a founder and board member of Mercia Software, a UK-based start up, where he was responsible for sales and marketing and Manufacturing Sector product strategy. Mr. Sutcliffe holds a masters degree in management science from The University of Aston Management School.

Paul Plaia has served as Senior Vice President of CDC Software and President of CDC gomembers, since November 2009 and is responsible for all aspects of the business including strategic direction, sales, marketing, services, development and M&A. Mr. Plaia holds more than 20 years of management experience in information technology and finance. From 1996 to 2009, Mr. Plaia served as President and CEO of gomembers. Prior to that, from February 1995 to February 1996, Mr. Plaia was Treasurer of Orange Technologies, a software company based in the Washington D.C. area, and was founder and Managing Partner of Plaia & Company, Certified Public Accountants and Technology Consultants. Mr. Plaia began his professional career with Grant Thornton, an international assurance and management consulting firm. He is a certified public accountant and holds a BBA in finance and information technology from Oglethorpe University in Atlanta, Georgia.

B.	Compensation

Directors

During the fiscal year ended December 31, 2009, we paid our directors an aggregate of approximately $67,507 in compensation and granted them options with respect to 542,084 class A ordinary shares, all having an exercise price of $8.45 per share, and which expire on September 11, 2016. Directors are reimbursed for all expenses incurred in connection with each meeting of the board of directors and when carrying out their duties as directors of CDC Software.

Directors who are employees of us or our affiliates do not receive any fees for their service on our board or committee thereof. Our policy with respect to compensation for our independent non-executive directors for board and committee service is as follows:

•	with respect to board service, each director receives $12,500 per year;

•	with respect to audit committee service, each director receives $15,000 per year, with the chairman of the audit committee receiving an additional $20,000 per year;

•	with respect to compensation committee service, each director receives $7,500 per year;

•	with respect to nominating committee service, each director receives $7,500 per year;

•	with respect to executive committee service, each director receives $15,000 per year, with the chairman of the executive committee receiving an additional $20,000 per year; and

•	our chairman of the board receives an additional $40,000 per year for services in that capacity.

Director compensation is not linked to attendance.

From the date of our initial public offering in August 2009 to September 2009, in the event that a non-executive director was concurrently a member of the board of directors of CDC Corporation or certain of its subsidiaries, the fees payable to such non-executive director for service on our board or any committee thereof was 65% of the fees set forth above, for such time as our director was also a member of the board of CDC Corporation or certain subsidiaries thereof. After September 2009, non-executive directors were compensated at 100% of such fees, regardless of concurrent board service.

As of December 31, 2009, our directors had been granted a total of 8,564,999 options or SARs relating to class A ordinary shares of CDC Corporation of which 8,494,584 remain outstanding with exercise prices ranging between $0.87 and $8.52 per share.

Executive Officers

During the fiscal year ended December 31, 2009, we paid our executive officers named in “Item 6.A., Directors, Senior Management and Employees – Directors and Senior Management” as a group compensation (including salary, bonus and other incentives) an aggregate of approximately $7.6 million and granted them options to purchase 423,084 ADSs related to our class A ordinary shares, with exercise prices ranging between $8.45 and $9.60 per share. In the fiscal year end December 31, 2009, the annual remuneration range of our executive officers named in “Item 6.A., Directors, Senior Management and Employees – Directors and Senior Management” (including salary, bonus and other incentives) ranged from $102,000 to $3.5 million.

During 2009, our executive officers, excluding Mr. Yip, were granted a total of 93,334 options or SARs relating to the class A common shares of CDC Corporation, all of which remain outstanding with exercise prices ranging between $0.92 and $2.80 per share.

We pay compensation to some of our executive officers in currencies other than the U.S. dollar. The amounts reflected in this section are reported in U.S. dollars based on the currency exchange rates as of December 31, 2009.

Asia Pacific Online Limited

Effective January 1, 2010, we entered into a new executive services agreement between the Company and Asia Pacific On-Line Ltd. (“APOL”) for the services of our Chief Executive Officer, Mr. Peter Yip (the “2010 CDC Software ESA”).

The 2010 CDC Software ESA provides for, among other things, (i) the termination of that certain Executive Services Agreement dated as of December 19, 2008, as amended to date (the “Existing Services Agreement”) by and among CDC Corporation Limited., an affiliate of the Company’s parent, APOL and Mr. Yip; (ii) a renewed term; (iii) a revised scope of services; and (iv) revised compensation terms.

The 2010 CDC Software ESA has a three (3) year term, and provides that APOL shall receive, in exchange for Mr. Yip’s services as Chief Executive Officer of the Company, the following cash compensation:

•	annual cash remuneration, payable monthly in arrears as a Management Fee under Section 4.1 of the 2010 CDC Software ESA, in the aggregate amount of $800,000 per year; and

•

a potential cash bonus of up to $800,000 per annum, payable in amounts of up to $200,000 per quarter, promptly after the Company’s quarterly earnings announcements, based upon the Company’s Adjusted EBITDA performance for such quarter.

The cash compensation payable under the 2010 CDC Software ESA will be reviewed at least once per year during the term thereof.

All awards of options and stock appreciation rights previously-granted to Mr. Yip and APOL shall remain outstanding, and together with the New Options, shall continue to vest in accordance with their terms, provided, that, Mr. Yip continues to provide services to the Company remains employed by the Company on the relevant vesting date; and (ii) this 2010 CDC Software ESA has not otherwise been terminated.

If the Agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL by giving 6 months advance notice, Mr. Yip and APOL’s options accelerate and fully vest. In addition, in the event that Mr. Yip’s death or disability is tangibly related to the performance of the duties by Mr. Yip for the Company, then Mr. Yip and APOL’s options shall accelerate and fully vest. In the event a change of control of the Company occurs, and the Agreement is terminated for a reason other than cause, Mr. Yip’s death or by APOL giving 6 months advance notice of termination, then Mr. Yip and APOL’s options shall accelerate and fully vest. In addition, in the event a change of control of the Company occurs, and Mr. Yip remains in good standing with the Company or its successor through the first anniversary of such change in control, then Mr. Yip and APOL’s options shall accelerate and fully vest. A change of control shall be deemed to occur in the event any person, other than the Company or APOL, becomes the owner of 20% or more of the combined voting power the Company’s outstanding securities.

The Company will reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining in accordance with the policies of the Company. In addition, as long as APOL beneficially owns at least 5% of the shares of CDC Corporation, and Mr. Yip, together with one or more members of his immediate family, is the beneficial owner of at least 50% of APOL, APOL will be entitled to nominate one director to our board, subject to the approval of our shareholders. APOL and Mr. Yip have also agreed to, subject to certain exceptions, non-competition and non-solicitation periods of 12 months after the termination of the 2010 CDC Software ESA.

The following table sets forth information with respect to options to purchase our class A ordinary shares granted to APOL, which were outstanding as of March 31, 2010.

Date of Grant	Grantee	Amount of Options	Exercise Price	Expiration Date	Vesting Terms
9/11/2009	APOL	299,084	$8.45	9/11/2016	Equal quarterly installments over 3 years
3/1/2010	APOL	250,000	$10.15	3/1/2017	Equal quarterly installments over 3 years

Effective as of January 1, 2010, CDC Corporation also entered into a new executive services agreement with APOL for the provision of services by Mr. Yip as Chief Executive Officer of CDC Corporation.

Equity in Affiliated Companies

As of February 28, 2010, Mr. Yip beneficially owned 16.78% or 19,881,660 ordinary shares of CDC Corporation and holds 6,999,999 options or share appreciation rights, or SARs through APOL.

As of February 28, 2010, Mr. Yip also beneficially owned 22,500 ordinary shares in China.com Inc., a 79.2%-owned subsidiary of CDC Corporation, in his individual capacity and 539,160 shares of China.com through APOL, or less than 1%. In addition, Mr. Yip holds 425,000 options in China.com in his individual capacity and 7,063,232 options in China.com through APOL.

As of March 31, 2010, other than Mr. Yip, none of our directors or executive officers beneficially held in excess of 1% interest in CDC Corporation, CDC Games Corporation and China.com Inc.

Equity Compensation Plans

Our directors, executive officers and employees may be eligible to receive equity incentives or to participate in our equity incentive plan. The following describes the equity incentive plans of CDC Software in which many of our directors, executive officers and employees may participate.

CDC Software Corporation 2009 Stock Incentive Plan

We have adopted our 2009 Stock Incentive Plan, or the 2009 Plan. A summary of the material terms of the 2009 Plan is set forth below.

Purpose. The 2009 Plan is intended to make available incentives that will assist us in attracting and retaining key employees and to encourage them to increase their efforts to promote our business and the business of our subsidiaries. We may provide these incentives through the grant of share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares, performance cash, deferred compensation awards or other rights or benefits under the 2009 Plan.

Shares Subject to 2009 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of our class A ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 3.75 million. As of December 31, 2009, we had granted an aggregate of 895,084 options to purchase, and 10,000 SARs relating to, our ADSs, having a weighted average exercise price of $8.48, of which 880,084 and 10,000, respectively, remained outstanding as of such date.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change in our capital structure. Shares as to which an award is granted under the 2009 Plan that remain unexercised when the award expires, is forfeited or is otherwise terminated, may be the subject of the grant of further awards under the 2009 Plan. Shares covered by an award granted under the 2009 Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The shares available will not be reduced by awards settled in cash.

Administration. The administrator of the 2009 Plan may be a committee appointed by our board of directors, which committee we intend to consist solely of two or more “outside directors” so that awards granted pursuant to the 2009 Plan may qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. Subject to the provisions of the 2009 Plan, the administrator determines in its discretion the persons to whom and the times at which awards are exercisable, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the grantee. The administrator may amend the terms of any outstanding award granted under the 2009 Plan, provided that any amendment adversely affecting the rights of a grantee under such award shall not be made without his or her written consent. The administrator has the authority to construe and interpret the terms of the 2009 Plan and awards granted under it.

Eligibility. Awards may be granted under the 2009 Plan to employees, directors, and consultants of ours or any related entity, including any parent, subsidiary or other business in which we, any parent or subsidiary holds a substantial ownership interest. While we may grant incentive share options only to employees, we may grant non-qualified share options, share appreciation rights, restricted share awards, restricted unit awards, performance shares and performance cash to any eligible grantee.

Share Options. The administrator may grant non-qualified share options, “incentive share options” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each non-qualified share option may not be less than 85% of the fair market value of our shares on the date of grant unless otherwise determined by the administrator. Any incentive share option granted to a person who owns shares possessing more than 10% of the voting power of all classes of shares of us or any parent or subsidiary at the time of the grant must have an exercise price not less than 110% of the fair market value of our shares on the date of grant and a term not exceeding five years from the date of grant thereof. The exercise price of each incentive share option granted to all other persons may not be less than the fair market value of our shares on the date of grant and shall have a term not exceeding seven years from the date of grant thereof. The administrator may amend the exercise price of any option provided that any amendment adversely affecting the rights of a grantee shall not be made without his or her written consent. Options shall first become exercisable or vest according to the terms, conditions, performance criteria and restrictions set forth in the award agreement, as determined by the administrator at the time of grant. Unless a longer period is provided by the administrator, an option generally will remain exercisable up to one month following the cessation of employment, except that if cessation of employment is as a result of the grantee’s death or disability, the option generally will remain exercisable for the one-year period following such cessation, but in any event not beyond the expiration of its term.

Share Appreciation Rights. A share appreciation right gives a grantee the right to receive the appreciation, if any, in the fair market value of our shares on the date of its exercise over the exercise price. We may pay the appreciation either in cash or in shares in accordance with the terms of the grantee’s award agreement. The administrator may grant share appreciation rights under the 2009 Plan in tandem with a related share option or as a freestanding award. A tandem share appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled as to the number of shares with respect to which the tandem share appreciation right was exercised. The exercise price of a tandem share appreciation right shall be the exercise price per share under the related share option. Freestanding share appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The exercise price of a freestanding share appreciation right shall not be less than 85% of the fair market value of our shares on the date of grant. The term of any share appreciation right granted under the 2009 Plan is seven years or such other term as set forth in the applicable award agreement.

Restricted Share Awards. The administrator may grant restricted share awards under the 2009 Plan subject to vesting conditions set forth in the award agreement as determined by the administrator (including vesting conditions based on service or performance criteria). Shares granted as restricted share awards may not be transferred by the grantee until vested. A grantee’s rights in unvested restricted shares generally will lapse and his unvested restricted shares will be forfeited back to us one month following his termination of employment with us for any reason, unless the administrator determines otherwise in its sole discretion, provided that we shall reimburse the grantee for any consideration paid by him for the restricted shares upon its issuance. Grantees holding restricted shares will have all the rights of a shareholder with respect to such award (including the right to any dividends paid), subject to the restrictions in his award agreement, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. The 2009 Plan also authorizes the administrator to establish a deferred compensation award program under which selected grantees may elect to receive fully vested restricted shares in lieu of compensation otherwise payable in cash or in lieu of cash or shares otherwise issuable upon the exercise of share options, share appreciation rights, performance shares or performance cash.

Restricted Unit Awards. Restricted units granted under the 2009 Plan mean the right, awarded to a grantee pursuant to an award agreement, to receive an amount in cash equal to the fair market value of one share for such consideration, if any, and subject to such terms set forth in the award agreement and such other restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms as established by the administrator. The administrator may grant restricted unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. Grantees have no voting rights or rights to receive cash dividends with respect to restricted unit awards until our shares are issued in settlement of such awards. However, the administrator may grant restricted unit awards that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Cash. The administrator may grant performance shares and performance cash under the 2009 Plan, which are awards that will result in a payment to a grantee only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in our shares, while performance cash awards are denominated in cash. To the extent earned, performance share and performance cash awards may be settled in cash, shares, including restricted shares, or any combination of these. Unless otherwise provided in the award agreement, if a grantee’s service terminates due to death or disability before the completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the grantee continuously remained in service.

Maximum Grants. The maximum number of shares that may be subject to options or share appreciation rights which may be awarded to any grantee during any annual period is one million in the aggregate. The maximum number of shares which may be awarded to any grantee during any annual period as restricted shares, restricted units or performance shares is 500,000 in the aggregate. The maximum amount of performance cash which any grantee may earn during any annual period is $500,000. These maximum grants are included so that awards granted pursuant to the 2009 Plan will qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code.

Transfer Restrictions. The 2009 Plan provides that incentive share options may not be transferred except by will or the laws of descent and distribution. The administrator has discretion to permit transfers of other awards where it concludes such transferability is appropriate and desirable.

Change in Control. If a change in control occurs, the administrator has discretion to provide for such adjustments to outstanding awards under the 2009 Plan as it deems necessary or appropriate (including the assumption or substitution of such awards and the acceleration of the vesting or exercisability of such awards), provided that the administrator determines that such adjustments do not have a substantial adverse economic impact on the award holder as determined at the time of the adjustment. A “change in control” is defined generally under the 2009 Plan as a sale or other disposition of substantially all of our assets, the acquisition by any person of more than 50% of our voting shares (including by way of a merger, consolidation or otherwise), and certain changes in our board of directors.

Amendment and Termination. The 2009 Plan will continue in effect until the 10th anniversary of its approval by the shareholders, unless earlier terminated by our board of directors. Our board of directors may amend, suspend or terminate the 2009 Plan as it shall deem advisable, except that no amendment may adversely affect a grantee with respect to awards previously granted unless such amendments are in connection with compliance with applicable laws; provided that our board of directors may not make any amendment in the 2009 Plan that would, if such amendment were not approved by the shareholders, cause the 2009 Plan to fail to comply with any requirement of applicable laws, unless and until shareholder approval is obtained. No award may be granted during any suspension of the 2009 Plan or after termination of the 2009 Plan.

CDC Software Corporation 2009 Employee Share Purchase Plan

We have also adopted our 2009 Employee Share Purchase Plan, or the 2009 ESPP. A summary of the material terms of the 2009 ESPP is set forth below.

The 2009 ESPP allows eligible employees to purchase our class A ordinary shares represented by American Depositary Shares, or Shares, at a discount through payroll deductions during two annual purchase periods.

Purpose. The 2009 ESPP is intended to make available incentives that will assist us in attracting and retaining key employees and to encourage them to increase their efforts to promote its business and the business of our subsidiaries.

Administration. The 2009 ESPP is administered by the Compensation Committee of our Board. The Compensation Committee may make such rules and regulations and establish such procedures for the administration of the 2009 ESPP as it deems appropriate, and shall have authority to interpret the 2009 ESPP, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law and shall take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the 2009 ESPP or the administration or interpretation thereof.

Eligibility. All employees of the company and each Subsidiary (as defined in the 2009 ESPP) designated for participation therein by the Compensation Committee shall be eligible to participate in the 2009 ESPP, provided that each such employee:

(i)

has been employed by the Company or any Subsidiary (or any predecessor thereof), in the manner set forth in clauses (iii) and (iv) below, for a period of at least one hundred and eighty (180) days (continuous or otherwise) prior to the Plan Period (as defined in the 2009 ESPP) during which participation is to commence, provided that no employee who has been employed for two years, for purposes of Section 423(b)(4)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), or more can be excluded under this clause (i);

(ii)

does not own, for purposes of Section 423 of the Code, immediately after the right is granted, stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of the Company or of a Subsidiary;

(iii)	customarily works more than 20 hours per week; and

(iv)	customarily works more than five months in a year;

provided, that, notwithstanding the foregoing, the employment of an employee of a Subsidiary which ceases to be a Subsidiary shall, automatically and without any further action, be deemed to have been terminated (and such employee shall cease to be an Eligible Employee thereunder).

Purchases and Reserved Shares. The two purchase periods over every twelve-month time span are from October 1 to March 31 of the following year and April 1 to September 30 of the same year. Participants in the ESPP may select payroll deductions in whole percentages, from 1% to 10% of base salary. Shares are purchased using the funds set aside through the payroll deductions at the end of each purchase period at a 15% discount to the lower of the market value of Shares on the first day of the applicable purchase period or the last day of the applicable purchase period. The maximum number of shares that a participant may purchase in any single purchase period shall be $25,000 of the fair market value of Shares for each calendar year, or $12,500 of fair market value of Shares for each purchase period.

The purchase price for each Share shall be the lesser of 85% of the Fair Market Value (as defined in the 2009 ESPP) of such Share at the beginning or the end of an Investment Period (as defined in the 2009 ESPP).

We have reserved an aggregate of 500,000 Shares for issuance under the 2009 ESPP, of which an aggregate of no more than 100,000 Shares are available for purchase during any purchase period, subject to adjustment in case of changes affecting Shares.

Amendment and Termination. Our Board may at any time, or from time to time, amend the 2009 ESPP in any respect; provided, however, that the 2009 ESPP may not be amended in any way that would cause, if such amendment were not approved by the holders of the Company’s ordinary shares, the 2009 ESPP to fail to comply with: (i) the requirements for employee stock purchase plans as defined in Section 423 of the Code; or (ii) any other requirement of applicable law or regulation; unless and until the approval of the holders of the applicable ordinary shares is obtained. No amendment of the 2009 ESPP shall alter or impair any rights outstanding at the time of such amendment to purchase Shares pursuant to any offer thereunder.

The 2009 ESPP and all rights of employees thereunder shall terminate: (i) on the date that participating employees become entitled to purchase a number of Shares greater than the number of reserved Shares remaining available for purchase; or (ii) at any time, at the discretion of our Board.

In the event that the 2009 ESPP terminates under circumstances described in (i) above, reserved Shares remaining as of the termination date shall be subject to participating employees on a pro rata basis. No termination of the 2009 ESPP shall alter or impair any rights outstanding at the time of such termination to purchase Shares pursuant to any offering of the right to purchase Shares thereunder.

C.	Board Practices

Terms of Directors

Our Board is divided into three different classes designated as Class 1 directors, Class 2 directors and Class 3 directors. Our amended and restated memorandum and articles of association provide that at the first annual general meeting after listing on the NASDAQ Global Market, all Class 1 directors shall retire from office and be eligible for re-election. At the second annual general meeting after listing on the NASDAQ Global Market, all Class 2 directors shall retire from office and be eligible for re-election. At the third annual general meeting after listing on the NASDAQ Global Market, all Class 3 directors shall retire from office and be eligible for re-election. At each subsequent annual general meeting, one-third of our directors, or if their number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation provided that every director shall be subject to retirement at least once every three years. The directors to retire by rotation shall include any director who wishes to retire and not to offer himself for re-election. The further directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day, those to retire will be determined by agreement between themselves or by lot. A retiring director shall remain in office until the close of the meeting at which he retires, and is eligible for re-election.

Our directors have the power to appoint any person as a director either to fill a vacancy or as an addition to our Board. Any director so appointed may hold office only until the next following annual general meeting, and is then eligible for re-election. A director may be removed from office, with or without cause, by a resolution of shareholders or, with cause, by a resolution of directors.

No director has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation in which he or she is a director or executive officer, to engage in normal business activities of such person or corporation.

Directors may vote on any contract or proposed contract or arrangement in which they are interested, provided that they provide a general notice to our board that (a) they are a member of a specified company or firm and are to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (b) that they are to be regarded as interested in any contract or arrangement that may after the date of the notice be made with a specified person who is connected with them. Our Board may exercise all of our powers to raise or borrow money and receive such remuneration as determined by our board of directors or designated committee.

There are no family relationships between any of the named directors and executive officers. Further, the directors of the Company are not parties to any agreements in relation to this board service with the Company, or any of its subsidiaries, which provide for benefits upon the directors’ termination.

Committees of our Board of Directors

During the fiscal year ended December 31, 2009, CDC Software Corporation’s Board had four standing committees:

•	the audit committee;

•	the compensation committee;

•	the nominating committee; and

•	the executive committee.

Audit Committee

Pursuant to the terms of the audit committee charter, the purpose of the audit committee is to provide an independent review of the effectiveness of the financial reporting process and the internal control and risk management systems and to oversee the audit process. The audit committee’s primary duties and responsibilities are to oversee that:

•	management has maintained the reliability and integrity of our accounting policies and financial reporting and disclosure practices;

•	management has established and maintained processes to assure that an adequate system of internal control is functioning within our company; and

•	management has established and maintained processes to assure compliance by us with all applicable laws, regulations and corporate policies.

Pursuant to the terms of the audit committee charter, the audit committee has the ultimate authority and direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. In addition, the audit committee is responsible for the review and approval of all material related party transactions, and reviews potential conflict of interest situations. The audit committee will also have the responsibility to review our compliance with the Sarbanes-Oxley Act of 2002. This includes reviewing documentation of our internal controls and key processes and procedures in order to report on compliance with Section 404, “Management Assessment of Internal Controls.” We have appointed to the audit committee directors who qualify as an independent director for purposes of the rules and regulations of the SEC, the NASDAQ Global Market and the Sarbanes-Oxley Act of 2002. The audit committee’s charter is compliant with the rules and regulations of the NASDAQ Global Market. As of April 30, 2010, Messrs. Clough, Lam and SJ Wong serve on the audit committee with Mr. Clough serving as chairman.

Compensation Committee

Pursuant to the terms of the compensation committee charter, the compensation committee has the following primary duties and responsibilities:

•	assist our Board in discharging its responsibilities with respect to executive officer, non-officer employee, consultant and director compensation;

•	supervise the administration of our equity incentive plans and any other plans and programs designed and intended to provide compensation for our officers, such as our 2009 Stock Incentive Plan; and

•	undertake such other duties as are assigned by law, our amended and restated memorandum and articles of association, or our Board.

In particular, the compensation committee is responsible for evaluating the performance of the chief executive officer and other executive officers in light of our goals and objectives and, based on this evaluation, determining the compensation of the chief executive officer and executive officers, including salary, bonus, share option grants, other equity incentive grants, perquisites and other direct or indirect benefits. In addition, the compensation committee reviews and approves for executive officers, their employment, severance, retirement and change of control agreements, and any other special or supplemental benefits, if and as appropriate. As of April 30, 2010, Messrs. Au and Clough serve on the compensation committee with Mr. Clough serving as chairman.

Nominating Committee

Pursuant to the terms of the nominating committee charter, the nominating committee has the following primary duties and responsibilities:

•	recommend to our Board the director nominees for the annual general meeting of shareholders;

•	identify and recommend candidates to fill vacancies occurring between annual general meetings of shareholders; and

•	undertake such other duties as are assigned by law, our amended and restated memorandum and articles of association, or our board.

In particular, the nominating committee develops and recommends criteria to be used to identify and evaluate persons to serve on our Board, reviews the composition of each committee and presents recommendations for committee memberships to our board as needed, and, if requested by our board, assists our board in evaluating the performance of our board, each committee of our board and individual members. As of April 30, 2010, Messrs. Au, Clough and Yip serve on the nominating committee with Mr. Au serving as chairman.

Executive Committee

Our Board has delegated the following duties and responsibilities to the executive committee:

•	to act for our Board during any interim period between meetings of the full board; and

•

to act for and in lieu of the full board and to approve transactions requiring approval by our board that does not exceed aggregate consideration to be paid of more than $10.0 million in cash and equity, with the equity component not to exceed one million of our class A ordinary shares.

As of April 30, 2010, Dr. Ch’ien and Messrs. Au, Clough, Simon Kwong Chi Wong and Yip serve on the executive committee with Dr. Ch’ien serving as chairman.

Controlled Corporation

Under the NASDAQ’s corporate governance rules, we are a “controlled corporation” because CDC Corporation continues to hold more than 50% of our voting power. Because we are a controlled corporation, we are exempt from NASDAQ’s corporate governance Rule 5605(b) which means that:

•

a majority of our Board does not need to be comprised of “independent directors” as defined by NASDAQ. In spite of this exemption, five out of eight directors are considered independent under the NASDAQ rules; and

•

our compensation committee and nominating committee do not need to be comprised solely of “independent directors” as defined by NASDAQ. Nevertheless, all of the directors who serve on the compensation committee are considered independent under the NASDAQ rules. Mr. Peter Yip, who serves as one of our three directors serving on the nominating committee, is not considered an independent director under the NASDAQ rules.

In the event we are no longer a controlled company, we will be required to have a majority of independent directors on our Board and to have our compensation and nominating committees comprised solely of independent directors within one year of the date that we no longer qualify as a controlled company.

Duties of Directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that each director possesses and not such care, diligence and skills as would be displayed by a reasonable person in the circumstance. In fulfilling their duties of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages on our behalf through a derivative action in the name of the company, if a duty owed by our directors is breached. Our directors will not generally owe duties directly to shareholders. See “Item 10.C., Additional Information — Exchange Controls — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

D.	Employees

As of December 31, 2009, we had 1,407 full-time employees. With respect to our full-time employees, 616 are in support, professional services and consulting positions, 204 are in sales, marketing and business development positions, 379 are in research and development positions and 208 are in various finance, general and administrative positions. Of our 1,407 employees, approximately 33 of them spend a portion of their time providing services to CDC Corporation, our ultimate parent, pursuant to a Services Agreement. See “Item 10.C., Additional Information — Material Contracts — Services Agreement.” On a continuing basis, we aim to attract, retain and motivate highly qualified technical, sales and management personnel, particularly highly skilled technical personnel and engineers involved in new product development and productive sales personnel. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. Further, of such 1,407 persons, approximately 521 are employed in North America, 342 in Europe, and 544 in Australia, Hong Kong, the PRC and Asia.

Furthermore, in May 2010, in connection with our execution of an amendment to the services agreement between us and CDC Corporation we transferred approximately 90 employees to CDC Corporation.

E.	Share Ownership

Beneficial ownership of our ordinary shares by our directors, senior executive officers, and major shareholders is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to those shares. In computing the number of ordinary shares beneficially owned by a person, and the percentage ownership of that person, ordinary shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days are deemed beneficially owned and outstanding, but such ordinary shares are not deemed outstanding for the purposes of computing the ownership percentage of any other person. Excluding Mr. Yip, as of April 30, 2010, our officers and directors beneficially owned an aggregate of 89,417 class A ordinary shares, which represented 1.8% of our class A ordinary shares. As of April 30, 2010, Mr. Yip beneficially owned 101,508 class A ordinary shares, which represented 2.0% of our class A ordinary shares. Mr. Yip does not have different voting rights than other holders of our class A ordinary shares.

Our directors, executive officers and employees may be eligible to receive equity incentives or to participate in our equity incentive plan. For a description of our equity compensation plans, see “Item 6B., Directors, Senior Management and Employees —Compensation — Equity Compensation Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a publicly traded corporation.

The following table sets forth information concerning each person known by us who beneficially own 5% or more of our class A ordinary shares as of April 30, 2010:

	Beneficial Ownership
Shareholder	Shares	Percent
Portolan Capital Management, LLC (1)	414,964	8.2%
Robeco Investment Management, Inc. (2)	1,067,390	21.0%
Heartland Advisors, Inc. (3)	401,000	7.9%
CDC Software Subsidiary Corporation (4)	276,543	5.4%

*	Based on 5,076,543 CDC Software Corporation class A ordinary shares outstanding as of April 30, 2010.
(1)	Based upon a Schedule 13-G filed jointly by Portolan Capital Management, LLC (Portolan) and George McCabe, the Manager of Portolan, with the Securities and Exchange Commission on February 10, 2010.
(2)	Based upon Amendment No. 1 to a Schedule 13-G filed by Robeco Investment Management, Inc. with the Securities and Exchange Commission on February 10, 2010.
(3)

Based upon a Schedule 13-G filed jointly by Heartland Advisors, Inc. (Heartland) and William J. Nasgovitz, President and control person of Heartland, with the Securities and Exchange Commission on February 10, 2010. Mr. Nasgovitz specifically disclaims beneficial ownership of such securities.

(4)

On March 30, 2010, CDC Corporation reduced the inter-company balance owed to us by an aggregate of $7.0 million, through the payment of $4.2 million in cash, and the transfer of an aggregate of 276,543 of our class A ordinary shares to a subsidiary of ours, CDC Software Subsidiary Corporation, at a price of $10.125 per share, the average closing price for our American Depositary Shares on the NASDAQ Global Market for the ninety (90) trading day period ended March 25, 2010.

Our ordinary shares are divided into class A ordinary shares and class B ordinary shares. With respect to matters requiring a shareholder vote, holders of class A ordinary shares and holders of Class B ordinary shares vote together as one class. Each class A ordinary share is entitled to one vote and each class B ordinary share is entitled to ten votes. Our major shareholders do not have different voting rights. We issued class A ordinary shares represented by ADSs in our initial public offering.

As of April 30, 2010, CDC Corporation indirectly owned 100% of our issued and outstanding class B ordinary shares through its 100% ownership of CDC Software International, representing 98.1% of the combined voting power of our aggregate issued and outstanding ordinary shares and 84.3% of the economic interest in our outstanding ordinary shares. Accordingly, CDC Corporation has and is expected to maintain the ability to determine the outcome of shareholder votes with respect to most events that may require shareholder approval.

Of the 5,076,543 class A ordinary shares issued and outstanding as of April 30, 2010, 4,800,000, or approximately 17.5% of the combined total of our outstanding class A and class B ordinary shares, were held by a single holder of record in the United States, the Deutsche Bank Trust Company Americas, the depositary for our ADS program.

For a discussion of risks associated with the holdings of our major shareholders, see “Item 3.D., Key Information — Risk Factors — Risks Relating to Our Separation from, and Continuing Relationship with, CDC Corporation.”

B.	Related Party Transactions

Employment Agreements

Certain of our senior executive officers are parties to employment agreements with us and other companies in the CDC Corporation group under which they are entitled to a base salary, allowances and performance based bonuses and, in some cases, share options under our and CDC Corporation’s equity incentive plans. Under these employment agreements, a senior executive officer’s employment may be terminated for cause, at any time, without prior notice, for certain acts of the officer, including, but not limited to, material violation of policies and regulations of CDC Corporation or its affiliates, failure to perform agreed duties or a conviction of a crime. These employment agreements may be terminated by either party at any time upon three months’ prior written notice.

Effective January 1, 2010, we entered into a new executive services agreement with Asia Pacific On-Line Limited for the services of our Chief Executive Officer, Mr. Peter Yip (the “2010 CDC Software ESA”). For a description of the 2010 CDC Software ESA, see “Item 6.B., Directors, Senior Management and Employees – Compensation.”

Indemnification Agreements with Directors and Officers

We have entered into indemnification agreements with our directors and certain of our officers that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers, and to advance their expenses, including legal expenses, incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

Intercompany Agreements

Upon the consummation of our initial public offering in August 2009, we entered into: (i) a Services Agreement with CDC Corporation under which CDC Corporation and CDC Software are obligated to provide certain services to each other, which was subsequently amended in May 2010; and (ii) a Trademark License Agreement, pursuant to which we and CDC Corporation license the use of various trademarks of the other. For descriptions of such agreements see “Item 10.C., Additional Information — Material Contracts.”

Loan Agreement

On February 24, 2010, we entered into a loan agreement with CDC Corporation with respect to certain inter-company balances owed to us from CDC Corporation. For a description of such agreement, see “Item 10.C., Additional Information — Material Contracts.”

C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended our consolidated statements and other financial information as of and for the year ended December 31, 2009 commencing on page F-1 of this Annual Report.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

American Depositary Shares, or ADSs, representing our class A ordinary shares have been quoted on NASDAQ under the symbol “CDCS” since our IPO on August 6, 2009. Prior to August 6, 2009, there was no public market for our ADSs or ordinary shares. The following table sets forth, for the periods indicated, the high and low closing prices per ADS as reported on NASDAQ. On December 31, 2009, the closing price for our ADSs on NASDAQ was $9.66 per ADS.

	Closing prices
	High	Low
	(in U.S. dollars per ADS)
2009:
Third quarter	9.99	8.19
Fourth quarter	10.10	8.50
2010:
First quarter	11.83	9.52

Past six calendar months:
November 2009	10.10	9.20
December 2009	9.94	8.93
January 2010	11.25	10.05
February 2010	10.38	9.52
March 2010	11.83	10.15
April 2010	11.75	9.63

B.	Plan of Distribution

Not applicable.

C.	Markets

American Depositary Shares, or ADSs, representing our class A ordinary shares have been quoted on NASDAQ under the symbol “CDCS” since our IPO on August 6, 2009. Prior to August 6, 2009, there was no public market for our ADSs. There can be no assurance we can continue to satisfy the relevant criteria for maintaining our listing on NASDAQ.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this Annual Report on Form 20-F the description of our Amended and Restated Memorandum and Articles of Association contained in Amendment No. 4 to our Registration Statement on Form F-1 (File No. 333-160600) filed with the SEC on August 4, 2009.

C.	Material Contracts

Credit Agreement

On April 27, 2009, CDC Software Corporation and our subsidiary, Ross Systems, Inc., entered into a Credit Agreement with Wells Fargo Capital Finance, LLC (formerly Wells Fargo Foothill, LLC), as agent. Pursuant to the Credit Agreement, Wells Fargo Capital Finance made available to us a senior secured revolving credit facility of up to $30.0 million. Under the credit facility, we are an unsecured guarantor; each of our subsidiaries, Pivotal Corporation and CDC

Software, Inc., is a secured guarantor, and Ross is the borrower. Advances under the credit facility may be used for, among other things, general corporate purposes, strategic growth initiatives such as mergers and acquisitions, working capital and capital expenditures, and, subject to certain conditions, up to $15.0 million under the credit facility may be provided by us to CDC Corporation.

The credit facility provides that revolving loans and letters of credit may be provided, subject to availability requirements, which are determined pursuant to a borrowing base calculation of a percentage of our trailing twelve month maintenance revenue, as such is defined in the credit agreement. Borrowings under the credit facility bear interest at either a base rate or LIBOR rate, as we may elect from time to time.

Pursuant to a security agreement by and among Ross Systems; CDC Software, Inc.; Pivotal Corporation and Wells Fargo, the obligations under the credit facility are secured by a first priority security interest in all of borrower’s and the secured guarantors’ assets, including without limitation, all accounts, equipment, inventory, chattel paper, records, intangibles, deposit accounts and cash and cash equivalents, including certain intellectual property.

The credit facility expires on April 27, 2014, and contains customary affirmative and negative covenants for credit facilities of this type, including limitations on us with respect to the incurrence of indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. The credit facility also includes financial covenants including minimum EBITDA, fixed charge coverage ratio requirements and recurring revenue requirements. In addition, the credit facility imposes limitations on our ability to transfer funds between us and certain of our subsidiaries as well as between us and our ultimate parent, CDC Corporation, which could materially and adversely affect our operations and financial condition and those of our subsidiaries and affiliates. We are required to maintain certain minimum amounts outstanding from closing until January 27, 2012.

Services Agreement

Upon the consummation of our initial public offering in August 2009, we entered into a Services Agreement with CDC Corporation under which CDC Corporation and CDC Software are obligated to provide certain services to each other. The services that we and CDC Corporation provide to each other include:

•	legal services;

•	human resources services;

•	insurance services;

•	accounting and auditing services;

•	investor relations services;

•	information technology services;

•	marketing services;

•	mergers and acquisitions services; and

•	occupancy support services.

The Services Agreement, which was effective upon completion of our initial public offering in August 2009, has an initial term expiring on December 31, 2019. Thereafter, the Services Agreement automatically renews for successive two-year periods unless we or CDC Corporation elect not to renew the Services Agreement by providing not less than 15 months’ advance written notice. CDC Corporation has the right to terminate the agreement at any time it ceases to own at least 50% of the total voting power of our ordinary shares.

Under the Services Agreement, except as otherwise provided by the May 2010 amendment described below, we and CDC Corporation provide services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. Amounts payable pursuant to the Services Agreement may increase or decrease depending on a number of factors, including whether the costs of providing such services materially changes based upon our negotiations.

On May 28, 2010, we entered into an amendment to the Services Agreement, which provides that CDC Corporation or its subsidiaries shall provide us with certain additional services, including strategic business consulting services, software implementation services, software operational support services, and customer education and training services at a price equal to the costs incurred by CDC Corporation or its subsidiaries to provide these services plus an additional gross margin of 25%. We are required to first offer CDC Corporation the right to provide these additional services; however, in the event that CDC Corporation chooses not to exercise such right, we are entitled to contract with a third party for these services in order to fulfill our obligations to our customers.

We believe that the payments and the payment terms under the Services Agreement are reasonable.

Trademark License Agreement

Upon the consummation of our initial public offering in August 2009, we entered into a Trademark License Agreement, pursuant to which we and CDC Corporation license the use of various trademarks of the other. Under this agreement, we license the “CDC” name and logo, on a non-exclusive basis, and CDC Corporation licenses from us certain of our and our subsidiaries’ trademarks, including “The Customer Driven Company,” and the logos for “Pivotal,” “Respond,” “Ross Systems” and others, on a non-exclusive basis. No royalty is payable by either party until the earlier of five years after the consummation of the offering or CDC Corporation ceases to own at least 50% of the total voting power of our ordinary shares, upon which each party shall pay the other an annual royalty in arrears of $10,000 during the term of the Trademark License Agreement. Each party has the right to terminate the agreement at any time CDC Corporation ceases to own at least 50% of the total voting power of our ordinary shares.

Loan Agreement

We had a net receivables balance due from CDC Corporation of $14.2 million and $34.2 million at December 31, 2008 and 2009, respectively, which arose from the selling of goods and services in the normal course of business and the allocation of overhead costs to wholly owned subsidiaries of CDC Corporation. Prior to August 2009, interest was applied at 6 months LIBOR plus 2%. Included in the net receivable amount at December 31, 2008 and 2009 are interest-bearing receivables in the amount of $45.3 million and $58.9 million, respectively, and interest-bearing payables in the amount of $12.5 million and $24.8 million, respectively. The average net interest-bearing receivable during 2009 was $16.6 million. From and after the date of our initial public offering in August 2009, these balances bear interest at the higher of either: (a) four percent (4%) per annum or (b) the LIBOR rate plus two and a half percent (2.5%) per annum.

On February 24, 2010, we entered into a loan agreement with respect to these inter-company balances. The loan agreement provides for interest to accrue monthly at the higher of either four (4%) percent per annum, or the LIBOR Rate (as defined in the Loan Agreement) plus two and a half percent (2.5%) per annum. Interest and principal are due at maturity on February 24, 2015. The maturity date may be extended for additional one (1) year periods by the mutual written agreement of the parties. On March 30, 2010, CDC Corporation reduced the inter-company balance by $7.0 million in a transaction approved by the boards of directors of both companies, through the payment of $4.2 million in cash and the transfer of an aggregate of 276,543 of our class A ordinary shares, which were held by CDC Corporation’s subsidiary, to a subsidiary of ours, at a price of $10.125 per share, the average closing price for our American Depositary Receipts on the NASDAQ Global Market for the ninety (90) trading day period ended March 25, 2010. This reduced the inter-company balance to $30.0 million. The highest amount outstanding on the inter-company loan from January 1, 2009 to March 31, 2010 was $35.8 million.

Intercompany agreements relating to CDC Corporation shares

In circumstances where our material contracts have provided that class A ordinary shares of CDC Corporation may be issued in connection with various of our acquisitions, we have entered into intercompany agreements with CDC Corporation, which provide that in the event CDC Corporation issues its class A ordinary shares in satisfaction of such obligations, there shall be created an intercompany liability from us to CDC Corporation in the amount of the fair market value of the CDC Corporation class A ordinary shares issued. As part of our acquisition of c360 Solutions, Inc., in April 2006, 600,000 shares of class A ordinary shares of CDC Corporation, in twelve quarterly installments of 50,000 shares each, have been issued to the sellers as certain milestone targets were achieved, which led to an increase in our short term loan from CDC Corporation, resulting in a balance of $0.9 million (200,000 shares per annum valued at $4.49 per share, the market price of CDC Corporation stock on the consummation date of the acquisition) in 2007 and $0.3 million in 2008 (50,000 shares valued at $5.49 per share).

3.75% Senior Exchangeable Convertible Notes Due 2011

In November 2006, our ultimate parent, CDC Corporation, issued $168 million in aggregate principal amount of 3.75% Senior Exchangeable Convertible Notes due 2011, the “Notes.”

The Notes and the Note Purchase Agreement related thereto originally provided that, if neither CDC Software International, our direct parent, nor CDC Games International is able to complete a “qualified initial public offering,” or Qualified IPO, prior to November 13, 2009, then holders would have the option to require CDC Corporation to redeem the Notes at a redemption price of principal plus accrued and unpaid interest, calculated at the rate of 12.5% per annum applied retroactively from November 13, 2006 to the date of redemption.

As of December 31, 2009, a subsidiary of CDC Corporation, CDC Delaware Corp. was the holder of $124.8 million in principal amount, or 75.2% of the total aggregate amount outstanding of Notes, and Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd., or, collectively, Evolution, were the holders of an aggregate of $41.2 million, or 24.8% of the total aggregate amount outstanding of Notes.

On November 11, 2009, CDC Delaware executed an Amendment No. 1 to the Notes and the Note Purchase Agreement that amended the Notes and the related Note Purchase Agreement to: (i) amend the definition of Qualified IPO to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a Qualified IPO; and (ii) reduce the amount of proceeds necessary to achieve a Qualified IPO, via the definition of Minimum IPO Amount, from $100.0 million to $40.0 million.

As a result of these amendments, CDC Corporation believes that the holder redemption right provided in the Notes, which would have required CDC Corporation to pay, not later than December 16, 2009, an aggregate of approximately $52.0 million, consisting of the remaining principal outstanding on the Notes held by such non-affiliates together with accrued interest at the rate of 12.5% retroactive to the issue date of November 13, 2006, is both no longer exercisable by such holders, and is no longer of any force or effect.

Notwithstanding the foregoing, in November 2009, CDC Corporation received a notification from Evolution purporting to elect to exercise the holder redemption option under the Notes. Furthermore, on December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against CDC Corporation in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their Notes, together with accrued and retroactive interest. Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in its lawsuit against CDC Corporation. On April 28, 2010, the New York Court denied Evolution’s motion for summary judgment.

On March 2, 2010, CDC Corporation filed a complaint in the Supreme Court of the State of New York, County of New York, against Evolution alleging breach of non-disclosure agreements, breach of the Note Purchase Agreement relating to the Notes, breach of the Notes, and tortious interference with business relations. The complaint seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

Short-Term Loan from CDC Corporation

We had short-term loans from CDC Corporation of $33.7 million and nil at December 31, 2008 and 2009, respectively, that were primarily related to funding received from CDC Corporation to finance our acquisition activities, reduced by overhead allocations to CDC Corporation. These amounts were unsecured, payable on demand, and accrued no interest. During 2009, the short-term loan was repaid.

Other Agreements

In October 2006, our subsidiary, Ross Systems, entered into an agreement to acquire 100% of the shares of MVI Holdings Limited, or MVI, a provider of real-time performance management solutions for the food and beverage, consumer products, pharmaceuticals and chemicals industries. Under the terms of the agreement, Ross Systems paid approximately $6.0 million of cash at closing, subject to various adjustments. In addition, Ross Systems agreed to pay up to a maximum of $12.0 million of additional consideration based upon the revenues of MVI in each of the first three years following the closing. In September 2008, Ross Systems entered into an addendum to the purchase agreement pursuant to which Ross Systems extended the earn out period to include a fourth year and provided that the amounts payable for the third and fourth years would equal a percentage of adjusted operating profit, as defined in that addendum. In January 2010, Ross Systems entered into a subsequent addendum to the purchase agreement pursuant to which the parties amended the purchase agreement as follows: (i) amended the amounts to be paid for the third installment thereunder to $2.1 million and the fourth installment to $1.6 million; (ii) provided that the third installment would be payable on or before June 30, 2010 and the fourth installment would be payable in three tranches in August 2010, October 2010 and January 2011; (iii) removed the holdback and indemnity provisions as they relate to the third and installments; and (iv) deleted all restrictions on the operation of MVI and the CDC Factory businesses placed on Ross Systems under the stock purchase agreement and first addendum.

D.	Exchange Controls

General

There are no exchange control restrictions on payments of dividends on our class A ordinary shares or on the conduct of our operations in Hong Kong, where our principal executive offices are located, or the Cayman Islands, where CDC Software is incorporated. In addition, both Hong Kong and the Cayman Islands are not party to any double tax treaties and no exchange control regulations or currency restrictions exist in these countries.

We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our class A ordinary shares.

Differences in Corporate Law

We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law (2007 Revision) of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our class A ordinary shares. The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is permitted by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each company passed by a majority in number representing 75% in value of the shareholders voting together as one class. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign constituent company, and where the surviving company is a Cayman Islands company, the procedure is similar, save that with respect to the foreign constituent company, the director of the surviving or consolidated company is required to make a declaration to the effect that, having made due inquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; (v) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (vi) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company: (i) consent or approval to the transfer has been obtained, released or waived; (ii) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; (iii) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iv) the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (v) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the Court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or a recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company. Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement,” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which is more rigorous and takes longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction should not be approved, the Court can be expected to approve the arrangement if it determines that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority, and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means under these statutory provisions, such as a share capital exchange, asset acquisition or the acquisition of control of an operating business through contractual arrangements.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification. The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Inspection of Books and Records. Holders of our class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association). However, we provide our shareholders with annual audited financial statements.

Director Independence. Neither Cayman Islands law nor our amended and restated memorandum and articles of association require that a majority of our directors be independent. We intend to rely on the “controlled company” exceptions under the NASDAQ Marketplace Rules, under which we will not be required to comply with NASDAQ regulations that would otherwise require a majority of our Board to be comprised of independent directors.

Restrictions on Nonresident or Foreign Shareholders

Under Cayman Islands law there are no limitations on the rights of nonresident or foreign shareholders to hold or vote our class A ordinary shares.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering we may adopt and maintain anti-money laundering procedures, and we may require shareholders to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a shareholder, unless in the particular case we are satisfied that an exemption applies under the Money Laundering Regulations (2008 Revision) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•	the shareholder makes the payment for his investment from an account held in the applicant’s name at a recognised financial institution; or

•	the shareholder is regulated by a recognised regulatory authority and is based or incorporated in, or formed under the laws of, a recognised jurisdiction; or

•

the purchase of shares is made through an intermediary that is regulated by a recognised regulatory authority and is based in or incorporated in, or formed under the laws of a recognised jurisdiction and assurance is provided in relation to the procedures undertaken with respect to the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure the compliance by us with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law, 2008 of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher pursuant to the Terrorism Law, 2003 of the Cayman Islands if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

E.	Taxation

The following is a discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or class A ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs or class A ordinary shares, such as the tax consequences under state, local and other tax laws. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs or class A ordinary shares.

Cayman Islands Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs or class A ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ADSs or class A ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ADSs or class A ordinary shares. The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realised on a sale, exchange, conversion, transfer or redemption of the ADSs or class A ordinary shares. Payments of dividends and capital in respect of the ADSs or class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ADSs or class A ordinary shares, nor will gains derived from the disposal of the ADSs or class A ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently has no form of income or corporation taxes.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ADSs or class A ordinary shares, debentures or other obligations of ours.

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or class A ordinary shares. It does not address any federal estate or gift tax or foreign, state or local tax consequences. This discussion only applies to original purchasers of our ADSs who hold ADSs or class A ordinary shares as capital assets for U.S. federal income tax purposes. It does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to particular investors, such as:

•	banks and certain financial institutions;

•	insurance companies;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or persons holding ADSs or class A ordinary shares through such entities;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our ADSs or class A ordinary shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction;

•	persons that enter into a constructive sale transaction with respect to our ADSs or class A ordinary shares;

•	persons owning or treated as owning 10% or more of our voting shares; or

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all as currently in effect as of the date of this Annual Report. These authorities are subject to change, possibly on a retroactive basis. Please consult your own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ADSs or class A ordinary shares in your particular circumstances.

For purposes of this discussion, you are a U.S. holder if for U.S. federal income tax purposes, you are a beneficial owner of our ADSs or class A ordinary shares who or which is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our ADSs or class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or class A ordinary shares, you should consult your tax advisors.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of American depositary shares, of foreign tax credits for U.S. federal income tax purposes. Such actions may also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. holders could be affected by future actions that may be taken by parties to whom ADSs are pre-released.

U.S. Holders

Dividends. Subject to the discussion under “Status as a PFIC” below, the gross amount of our distributions to you, other than pro rata distributions of our ADSs or class A ordinary shares or rights with respect to our ADSs or class A ordinary shares, including any amount withheld in respect of PRC taxes, generally will be included in your gross income as foreign source dividend income (i) if you are a non-corporate U.S. holder, on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of class A ordinary shares, and (ii) if you are a corporate U.S. holder, on the date such dividends accrue to the depositary, in the case of ADSs, or to you, in the case of class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends received by U.S. holders that are corporations generally will not be eligible for a dividends received deduction. Subject to applicable limitations, dividends paid to a non-corporate U.S. holder in taxable years beginning before January 1, 2011 will constitute qualified dividend income subject to tax at capital gains rates (generally 15%) provided that (1) the ADSs or the class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding periods and other requirements are met. Under IRS authority, class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ market. You should consult your tax advisors regarding the availability of the lower income tax rate for dividends paid with respect to our ADSs or class A ordinary shares.

Distributions in excess of our current and accumulated earnings and profits, as determined in accordance with U.S. tax accounting principles, will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s basis in our ADSs or class A ordinary shares and thereafter as gain from the sale or exchange of a capital asset. The character of such gain is described below under “Sales and Other Dispositions of our ADSs or Class A Ordinary Shares.”

If we do not calculate our earnings and profits in accordance with U.S. tax accounting principles, we may be required to report the entire amount of any distribution as a dividend. We may not calculate our earnings and profits in accordance with U.S. tax accounting principles, and, therefore, the entire amount of any distributions may be reported to investors as taxable dividend distributions.

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or class A ordinary shares, subject to certain conditions and limitations, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, such PRC withholding taxes will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Sales and Other Dispositions of our ADSs or Class A Ordinary Shares. For U.S. federal income tax purposes, and subject to the discussion under “Status as a PFIC” below, a gain or loss recognized by a U.S. holder on the sale or other disposition of our ADSs or class A ordinary shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between that U.S. holder’s basis in our ADSs or class A ordinary shares and the amount realized on the disposition. A U.S. holder’s basis in our ADSs or class A ordinary shares will generally equal the amount the holder paid for such ADSs or class A ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held our ADSs or class A ordinary shares for more than one year at the time of the sale or exchange. The maximum rate of tax on long-term capital gain recognized before January 1, 2011 is generally reduced to 15% for taxpayers other than corporations. The deductibility of capital losses is subject to limitations. Generally, gain or loss recognized by a U.S. holder will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ADSs or class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Status as a PFIC. Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2008, we do not believe we were a PFIC in 2009, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. A company is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

In determining that we are not a PFIC, we are relying on our projected acquisition and capital expenditure plans for the current year and for future years. In addition, this determination is based on our current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our projected total market value and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC. In addition, if our actual acquisitions and capital expenditures do not match our projections, we may become a PFIC.

We must make a separate determination each year as to whether we are a PFIC and, as a result, our PFIC status may change. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of goodwill will be based, in part, upon the market value of our stock and ADSs from time to time, which may be volatile. If we are a PFIC for any taxable year during which you hold our ADSs or class A ordinary shares, you will be subject to special tax rules discussed below. Because PFIC status is a factual determination for each taxable year, it cannot be made until the close of the taxable year.

If we are a PFIC for any taxable year during which you hold ADSs or class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or class A ordinary shares, unless you make a mark-to-market election as discussed below. Any distribution you receive in a taxable year that is greater than 125% of the average annual distribution you received during the shorter of the three preceding taxable years or your holding period for the ADSs or class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or class A ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ADSs or class A ordinary shares cannot be treated as capital gains, even if you hold the ADSs or class A ordinary shares as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

You will be required to file IRS Form 8621 if you hold our ADSs or class A ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ADSs or class A ordinary shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs or class A ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or class A ordinary shares over their fair market value as of the close of your taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or class A ordinary shares. Your basis in the ADSs or class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless ADSs or class A ordinary shares are no longer regularly traded on NASDAQ or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock that is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, including NASDAQ, or (ii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that the ADSs or class A ordinary shares will be listed on the NASDAQ Global Market and, consequently, we expect that, assuming the ADSs or class A ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

Although we believe that we will not be a PFIC for our current taxable year or for later taxable years, there can be no assurance in this regard. You are urged to consult your tax advisers concerning the U.S. federal income tax consequences of holding ADSs or class A ordinary shares if we are considered a PFIC in any taxable year.

Non-U.S. Holders

Generally, you will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to our ADSs or class A ordinary shares unless the dividends are effectively connected with your conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net basis with respect to such income, the dividends are attributable to a permanent establishment that you maintain in the U.S. In such cases, you will generally be taxed in the same manner as a U.S. holder.

Generally, you will not be subject to U.S. federal income tax or withholding on any gain realized on the sale or other disposition of our ADSs or class A ordinary shares unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net basis with respect to such income, the gain is attributable to a permanent establishment that you maintain in the United States; or

•

you are an individual present in the United States for at least 183 days in the taxable year of sale or disposition and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the United States.

If you are a corporate non-U.S. holder, your earnings and profits attributable to the effectively connected gain may be subject to an additional branch profits tax at a rate of 30% or a lower rate if you are eligible for the benefits of an applicable tax treaty.

Backup Withholding and Information Reporting

Payment of dividends and proceeds from the sale or other disposition of our ADSs or class A ordinary shares that are made to you in the United States (and in certain cases, outside the United States) will generally be subject to information reporting to the IRS, unless you are an exempt recipient such as a corporation. In addition, a backup withholding tax generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number and complies with certification procedures or otherwise establishes an exemption from backup withholding.

Any amount withheld under the backup withholding rules may be credited against a U.S. holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If a contract or document is filed as an exhibit to a registration statement or other filing or report we make with the SEC, the contract or document is deemed to modify the description contained in this Annual Report. We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act covering the class A ordinary shares represented by the ADSs, which were offered and sold in our initial public offering. A related registration statement on Form F-6 was filed to register the issuance of the ADSs. You should review the exhibits for a complete description of the contract or document.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed six months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Copies of this Annual Report on Form 20-F and its accompanying exhibits, as well as reports and other information, when filed, may be inspected without charge and may be copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may access the Securities and Exchange Commission’s website at http://www.sec.gov.

We are required to furnish our shareholders with annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP.

I. Subsidiary Information

For a listing of our material subsidiaries, see “Item 4.C., Information on the Company — Our Corporate Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Most of our monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, British pounds, Hong Kong dollars, Swedish Krona, Chinese Renminbi, or RMB, and U.S. dollars. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenues and operating results, when translated, may be materially and adversely impacted and vary from expectations. The effect of foreign exchange-rate fluctuations on our financial results for the years ended December 31, 2008 and 2009 was not material.

The RMB is not freely convertible into foreign currencies. On January 1, 1994, the Chinese government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Our cash denominated in RMB equaled $2.0 million and $1.8 million at December 31, 2008 and 2009, respectively. Since we do not expect significant increases in our cash denominated in RMB, the historical and future impacts of these restrictions did not and are not expected to have a material impact on our liquidity and capital resources.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.	American Depositary Shares

Since our initial public offering in August 2009, our class A ordinary shares trade in the form of American Depositary Shares, or ADSs, represented by American Depositary Receipts, or ADRs. Each ADS represents one class A ordinary share, issued by Deutsche Bank Trust Company Americas, as Depositary, pursuant to a Deposit Agreement dated August 5, 2009.

Fees and Charges

The following table summarizes the fees and charges payable by holders of ADSs:

Persons Must Pay:		For:

•	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

		•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

•	$0.02 (or less) per ADS	•	Any distribution of cash proceeds to a holder.

•	A fee equivalent to the fee that would be payable if securities distributed to you had been class A ordinary shares and the class A ordinary shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities, which are distributed by the depositary to ADS holders.

•	$0.02 (or less) per ADSs per calendar year	•	Depositary services.

•	Registration or transfer fees	•	Transfer and registration of class A ordinary shares on our share register to or from the name of the depositary or its agent when a holder deposits or withdraw class A ordinary shares.

•	Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

		•	Converting foreign currency to U.S. dollars.

•

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes

		•	As necessary.

•	Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary.

Holders of our ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of such holder’s ADSs. The depositary may refuse to register any transfer of a holder’s ADSs or allow such holder to withdraw the deposited securities represented by ADSs until such taxes or other charges are paid. The depositary may apply payments owed to the holder of ADSs or sell deposited securities represented by such holder’s ADSs to pay any taxes owed and the holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the holder of such ADSs any net proceeds, or send to such holder any property, remaining after it has paid the taxes. Each holder agrees to indemnify CDC Software Corporation, the depositary, the custodian and each of their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such holder.

Fees and Payments to Us

Deutsche Bank, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

Further, the depositary has agreed to reimburse us for certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reimbursement of Fees and Payments in 2009

During 2009, Deutsche Bank has made the following payments to us, or on our behalf:

Payment:		To:		For:
•	$192,000	•	CDC Software Corporation	•	Reimbursement at the rate of $40,000 per million ADSs issued in our initial public offering toward the establishment and maintenance of the ADR program.

•	$30,000	•	DLA Piper US LLP	•	Documentary and regulatory filing fees of CDC Software’s counsel incurred in the establishment of the ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On April 27, 2010, we entered into a credit agreement with Wells Fargo Capital Finance in connection with our consummation of a credit facility of up to $30.0 million. Under certain restrictive covenants contained in the credit agreement, we may not pay dividends on our shares unless we meet certain cash availability requirements, both before and after giving effect to any such proposed dividends.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, under the supervision and with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Act), as of the end of the period covered by this Annual Report. Management concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective.

Because we view our internal control over financial reporting as an integral part of our disclosure controls and procedures, it should be noted that our ultimate parent corporation, CDC Corporation, identified material weaknesses in its internal control over financial reporting as of December 31, 2006 and 2007. CDC Corporation and its independent registered public accounting firm concluded that the material weaknesses that existed in CDC Corporation’s internal control over financial reporting at December 31, 2007 were remediated as of December 31, 2008. The material weaknesses that existed at December 31, 2007 were noted in the financial statement close and reporting processes, income taxes and treasury management. CDC Corporation also determined that material weaknesses in its internal controls over financial reporting existed during 2005 and 2006 as a result of, among other things, its inability to attract and retain sufficient personnel with the appropriate level of expertise in the accounting and finance departments of its organization to ensure appropriate application of the accounting principles generally accepted in the United States of America (“GAAP”) particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and other intangible assets and the accounting for certain of our non-routine transactions. These material weaknesses resulted in the restatement of CDC Corporation’s financial statements for the years ended December 31, 2005, 2004 and 2003. The primary cause of the material weaknesses was lack of sufficient personnel in each of these areas with appropriate expertise to ensure proper accounting and treatment in accordance with generally accepted accounting principles.

Based on the continued performance of procedures by management designed to ensure the reliability of our financial reporting, we believe that the consolidated financial statements in this report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with GAAP.

We have disclosure controls and procedures in place including a quarterly certification (management representation) process that requires signoff by executive management and the business unit executives and also signoff by managers of the corporate finance departments, senior leadership at the corporate office and other business and finance employees who are significantly involved in the financial reporting process. These processes help to ensure that Company employees at various levels make full and complete representations concerning, and assume accountability for, the accuracy and integrity of our financial statements and other public disclosures.

Attached as exhibits to this Annual Report on Form 20-F are certifications of our CEO and CFO, which are required by Rule 13a-14 of the Act. This Disclosure Controls and Procedures section includes information concerning management’s evaluation of disclosure controls and procedures referred to in those certifications and, as such, should be read in conjunction with the certifications of the CEO and CFO.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Change in Internal Control over Financial Reporting

Our executive, regional and financial management are committed to achieving and maintaining a strong control environment. In addition, management remains committed to the process of developing and implementing improved corporate governance and compliance initiatives. In 2009, the following changes took place:

•

We have taken steps to integrate the back office functions of our recent acquisitions in a timely manner after the acquisitions are completed. This includes integration of accounting systems and other back office functions to our shared service center in Atlanta, Georgia.

•	We have continued to improve quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review.

•

As a result of our VP of Treasury leaving the company during 2009, all treasury controls were reassigned to other key personnel within the Company who have adequate knowledge of our treasury transactions and control requirements. We continue to place a strong focus on treasury controls to further improve the effectiveness of controls in this area.

•	We intend to continue to monitor our internal controls and, if further improvements or enhancements are identified, take steps to implement such improvements or enhancements.

Inherent Limitations over Internal Controls

Our system of controls is designed to provide reasonable, not absolute, assurance regarding the reliability and integrity of accounting and financial reporting. Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. These inherent limitations include the following:

•	Judgments in decision-making can be faulty, and control and process breakdowns can occur because of simple errors or mistakes.

•	Controls can be circumvented by individuals, acting alone or in collusion with each other, or by management override.

•

The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

•	Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures.

•	The design of a control system must reflect the fact that resources are constrained, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that John Clough is an audit committee financial expert. Mr. Clough is an independent audit committee member, as such term is defined in the listing standards applicable to us. See “Item 6.C., Directors, Senior Management and Employees—Board Practices.”

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all of our directors, other officers and employees. We undertake to provide to any person, without charge, upon request, a copy of such Code of Conduct. Such a request may be sent to the address on the cover of this Form 20-F to the attention of Investor Relations.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP served as our independent registered public accounting firm for the fiscal year ended December 31, 2008 and 2009, for which audited financial statements appear in this Annual Report on Form 20-F.

(a) Audit Fees. Aggregate audit fees billed were $1.0 million in fiscal 2008 and $1.1 million in fiscal 2009. Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries.

(b) Audit-Related Fees. Aggregate audit-related fees billed were $0.6 million in fiscal 2008, and nil in fiscal 2009. Audit-related fees consisted of fees billed for attestation services that were not required by statue or regulation, fees related to audits and registration statements of subsidiaries in connection with the subsidiary securities filings, consultation services concerning financial accounting and other services that are traditionally performed by the external auditor.

(c) Tax Fees. Aggregate tax fees billed were $43,000 in fiscal 2008 and $263,500 in fiscal 2009. Tax fees included fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(d) All Other Fees. There were no other fees billed to us in fiscal 2008 or 2009.

(e)

(1) Audit Committee Pre-approval Policies and Procedures

The audit committee of our board of directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of applicable securities and corporate laws. The audit committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent public accounting firm, or the Policy. Under the Policy, proposed services are approved either by (i) general pre-approval, which provides pre-approval by the audit committee without consideration of specific case-by-case services; or (ii) specific pre-approval, which provides the specific pre-approval of the audit committee. The audit committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the audit committee; these services are subject to annual review by the audit committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the audit committee.

(2) Percentage of Services Approved by the Audit Committee

During fiscal 2009, all of the fees for services provided to us by Deloitte & Touche LLP described in each of paragraphs (b) through (d) above were approved by our audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Fees were approved either by general or specific approval, as described in paragraph (e)(1) above. For 2008, such fees were approved by the audit committee of our parent, CDC Corporation pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period (1)	(a) Total Number of Shares/ADSs Purchased (1)	(b) Average Price Paid Per Share/ADS	(c) Total number of Shares/ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Approximate Dollar Value of Shares/ADSs that May Yet Be Purchased Under the Plans or Programs (2)
September 1, 2009 to September 30, 2009	4,300	$8.98	4,300	$2,161,386
October 1, 2009 to October 31, 2009	23,319	$8.80	23,319	$1,956,179
November 1, 2009 to November 30, 2009	5,300	$9.64	5,300	$1,905,087
December 1, 2009 to December 31, 2009	88,044	$9.38	88,044	$1,079,234
TOTAL	120,963	$9.13	120,963	$1,079,234

(1)	American Depositary Shares representing our class A ordinary shares began trading on the NASDAQ Global Market on August 6, 2009.
(2)

Such purchases of our class A ordinary shares represented by ADSs by us during our fiscal year ended December 31, 2009 were made pursuant to plans or programs approved by our board of directors. On September 8, 2009, we announced the commencement of a repurchase program for up to $1.0 million of our ADSs, which was ratified by our board of directors on September 14, 2009. From January 1, 2010 to March 31, 2010, we repurchased an additional 116,743 of our ADSs at an average price per ADS of $10.22. On February 19, 2010, our board of directors ratified an increase in the amount of our ADSs we repurchased to $2.2 million. We have also entered into 10b5-1 trading plans to facilitate the repurchase of our ordinary shares during trading blackout periods through pre-arrangements with brokers based upon specified guidelines and parameters set forth in each trading plan. In May 2010, we entered into a 10b5-1 trading plan for the repurchase of up to an additional $1.85 million of our ADSs.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Because CDC Corporation owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Stock Market Rules. We intend to rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirement that we have a nominating committee that is composed entirely of independent directors.

As a result of our use of the “controlled company” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

We have appended our Consolidated Financial Statements as of and for the year ended December 31, 2009 on pages F-1 to F-54 of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association **

4(a).1

Form of Underwriting Agreement by and among Lazard Capital Markets LLC, JMP Securities LLC, Cantor Fitzgerald & Co., Janney Montgomery Scott LLC, Macquarie Capital (USA) Inc. Morgan Keegan & Company, Inc., CDC Software Corporation, CDC Software International Corporation and CDC Corporation **

4(a).2	Form of Deposit Agreement by and among CDC Software Corporation, Deutsche Bank Trust Company Americas and the holders and beneficial owners of ADSs **

4(a).3

Merger Agreement, dated as of April 16, 2007, by and among CDC Software, Inc., a Delaware corporation, CDC Merger Sub, Inc., a California corporation, Saratoga Systems Inc., a California corporation, Mark R. Elconin and Alvin W. Smith *

4(a).4

Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited *

4(a).5

Addendum to Stock Purchase Agreement, dated as of September 12, 2008, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd *

4(a).6

Addendum No. 2 to Stock Purchase Agreement, dated as of January 31, 2010, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd ☐

4(a).7

Share Purchase Agreement, dated as of February 16, 2007, among Ross Systems, Inc., 3i plc, The Parkmead Group Plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited *

4(a).8

Merger Agreement dated as of September 4, 2007 by and among CDC Software Corporation, CI Acquisition Corporation, Catalyst International, Inc., Comvest Investment Partners II LLC, CLYS Holdings, LLC, Terrance L. Mealey, Peter Knight, William G. Nelson, John Gorman, Nigel Davies and S. Michael Godshall *

4(a).9	Letter Agreement dated as of November 13, 2007 by and among Symphony Technology II-A, L.P. Cayman First Tier and Chinadotcom Capital Limited *

4(a).10	Services Agreement, dated as of August 6, 2009, by and between the Company and CDC Corporation ☐

4(a).11	Addendum No. 1 to Services Agreement dated as of May 28, 2010 by and between the Company and CDC Corporation ☐

4(a).12	Trademark License Agreement, dated as of August 6, 2010, by and between the Company and CDC Corporation ☐

4(a).13	Loan Agreement, dated as of February 24, 2010, by and between the Company and CDC Corporation ****

4(a).14	Credit Agreement dated as of April 27, 2010 by and among the Company, Ross Systems, Inc. and Wells Fargo Capital Finance, LLC ☐

4(a).15	Security Agreement dated as of April 27, 2010 by and among CDC Software, Inc., Ross Systems, Inc., Pivotal Corporation and Wells Fargo Capital Finance ☐

4(b).1	Form of Deed of Indemnity - Directors/Officers *

4(c).1	CDC Software Corporation 2009 Stock Incentive Plan *

4(c).2	Form of CDC Software Corporation 2009 Stock Incentive Plan Option Award Agreement ☐

4(c).3	CDC Software Corporation 2009 Employee Share Purchase Plan ***

4(c).4	Amended and Restated Executive Services (CEO) Agreement by and among Mr. Peter Yip, Asia Pacific Online Limited and CDC Corporation Limited dated as of December 19, 2008 *

4(c).5	First Amendment to Amended and Restated Executive Services (CEO) Agreement *

4(c).6	Executive Services Agreement effective as of January 1, 2010 by and among Mr. Peter Yip, Asia Pacific Online Limited and CDC Corporation *****

6	Details of how EPS information is calculated can be found in Note 16 to our Combined and Consolidated Financial Statements ☐

8	List of significant subsidiaries of the Company ☐

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) ☐

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) ☐

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ☐

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ☐

*	Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-160600) filed with the Securities and Exchange Commission, or the Commission, on July 16, 2009.

**	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-1 (Reg. No. 333-160600) filed with the Commission on August 4, 2009.
***	Incorporated by reference to Exhibit 1.01 to our current report on Form 6-K filed with the Commission on October 13, 2009.
****	Incorporated by reference to our current report on Form 6-K filed with the Commission on April 2, 2010.
*****	Incorporated by reference to our current report on Form 6-K filed with the Commission on May 20, 2010.
☐	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on this 1st day of June, 2010.

CDC SOFTWARE CORPORATION

By:	/s/ Peter Yip
Peter Yip
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association **

4(a).1

Form of Underwriting Agreement by and among Lazard Capital Markets LLC, JMP Securities LLC, Cantor Fitzgerald & Co., Janney Montgomery Scott LLC, Macquarie Capital (USA) Inc. Morgan Keegan & Company, Inc., CDC Software Corporation, CDC Software International Corporation and CDC Corporation **

4(a).2	Form of Deposit Agreement by and among CDC Software Corporation, Deutsche Bank Trust Company Americas and the holders and beneficial owners of ADSs **

4(a).3

Merger Agreement, dated as of April 16, 2007, by and among CDC Software, Inc., a Delaware corporation, CDC Merger Sub, Inc., a California corporation, Saratoga Systems Inc., a California corporation, Mark R. Elconin and Alvin W. Smith *

4(a).4

Stock Purchase Agreement, dated as of October 6, 2006, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd related to the acquisition of MVI Holdings Limited *

4(a).5

Addendum to Stock Purchase Agreement, dated as of September 12, 2008, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd *

4(a).6

Addendum No. 2 to Stock Purchase Agreement, dated as of January 31, 2010, among Ross Systems Inc., Advantage Growth Fund, John Caines, Siobhan Sutcliffe, Mark Sutcliffe, Rob Archer, Robin Wight, Steve Massey, Alistair Norman, Richard Tester, Roy Thomas, John Clement, Richard Craig, Phil Hignett, Colin Downes, Dan Saunders, Robin West, James Wood, James Cutter, Andy Neilson, Sarah Weston and Di Judd ☐

4(a).7

Share Purchase Agreement, dated as of February 16, 2007, among Ross Systems, Inc., 3i plc, The Parkmead Group Plc, James Heavey, Cathal Naughton and Michael Breare related to the acquisition of Respond Group Limited *

4(a).8

Merger Agreement dated as of September 4, 2007 by and among CDC Software Corporation, CI Acquisition Corporation, Catalyst International, Inc., Comvest Investment Partners II LLC, CLYS Holdings, LLC, Terrance L. Mealey, Peter Knight, William G. Nelson, John Gorman, Nigel Davies and S. Michael Godshall *

4(a).9	Letter Agreement dated as of November 13, 2007 by and among Symphony Technology II-A, L.P. Cayman First Tier and Chinadotcom Capital Limited *

4(a).10	Services Agreement, dated as of August 6, 2010, by and between the Company and CDC Corporation ☐

4(a).11	Addendum No. 1 to Services Agreement dated as of May 28, 2010 by and between the Company and CDC Corporation ☐

4(a).12	Trademark License Agreement, dated as of August 6, 2010, by and between the Company and CDC Corporation ☐

4(a).13	Loan Agreement, dated as of February 24, 2010, by and between the Company and CDC Corporation ****

4(a).14	Credit Agreement dated as of April 27, 2010 by and among the Company, Ross Systems, Inc. and Wells Fargo Capital Finance, LLC ☐

4(a).15	Security Agreement dated as of April 27, 2010 by and among CDC Software, Inc., Ross Systems, Inc., Pivotal Corporation and Wells Fargo Capital Finance ☐

4(b).1	Form of Deed of Indemnity - Directors/Officers *

4(c).1	CDC Software Corporation 2009 Stock Incentive Plan *

4(c).2	Form of CDC Software Corporation 2009 Stock Incentive Plan Option Award Agreement ☐

4(c).3	CDC Software Corporation 2009 Employee Share Purchase Plan ***

4(c).4	Amended and Restated Executive Services (CEO) Agreement by and among Mr. Peter Yip, Asia Pacific Online Limited and CDC Corporation Limited dated as of December 19, 2008 *

4(c).5	First Amendment to Amended and Restated Executive Services (CEO) Agreement *

4(c).6	Executive Services Agreement effective as of January 1, 2010 by and among Mr. Peter Yip, Asia Pacific Online Limited and CDC Corporation *****

6	Details of how EPS information is calculated can be found in Note 16 to our Combined and Consolidated Financial Statements ☐

8	List of significant subsidiaries of the Company ☐

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) ☐

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) ☐

13(a).1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ☐

13(a).2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ☐

*	Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-160600) filed with the Securities and Exchange Commission, or the Commission, on July 16, 2009.
**	Incorporated by reference to Amendment No. 4 to our registration statement on Form F-1 (Reg. No. 333-160600) filed with the Commission on August 4, 2009.
***	Incorporated by reference to Exhibit 1.01 to our current report on Form 6-K filed with the Commission on October 13, 2009.
****	Incorporated by reference to our current report on Form 6-K filed with the Commission on April 2, 2010.
*****	Incorporated by reference to our current report on Form 6-K filed with the Commission on May 20, 2010.
☐	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CDC Software Corporation:

We have audited the accompanying combined and consolidated balance sheets of CDC Software Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related combined and consolidated statements of operations, invested and shareholders’ equity and cash flows for the years then ended. These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of CDC Software Corporation and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the combined and consolidated financial statements, on January 1, 2009 the Company changed its method of accounting for non-controlling interests to conform to ASC 810, Non-controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (ASC 810) and retrospectively adjusted the 2007 and 2008 combined and consolidated financial statements for the change.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 1, 2010

CDC Software

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars, except share and per share data)

	December 31,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$27,341	$40,349
Restricted cash	3,677	113
Accounts receivable (net of allowance of $4,644 and $5,090 at December 31, 2008 and December 31, 2009, respectively)	53,014	44,660
Marketable securities	—	1,084
Prepayments and other current assets	7,333	7,970
Deferred tax assets	7,089	3,215

Total current assets	98,454	97,391

Property and equipment, net	5,711	5,288
Goodwill	135,987	155,617
Intangible assets	72,907	72,032
Deferred tax assets	32,664	32,051
Receivable from Parent	—	34,166
Note receivable due from related parties	600	680
Investment in cost method investees	740	604
Other assets	1,218	1,589

Total assets	$348,281	$399,418

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,429	$12,185
Purchase consideration payables	355	2,184
Income tax payable	2,259	3,853
Short-term bank loans	5,876	4,364
Short-term loan from Parent	19,530	—
Accrued liabilities	23,578	23,048
Restructuring accruals, current portion	1,974	2,015
Deferred revenue	54,507	53,152
Deferred tax liabilities	351	1,151

Total current liabilities	118,859	101,952

Deferred tax liabilities	25,460	21,875
Restructuring accruals, net of current portion	239	—
Purchase consideration payables, net of current portion	—	810
Other liabilities	8,599	9,628

Total liabilities	153,157	134,265

Contingencies and commitments

Invested and Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized;
Nil and 4,800,000 shares issued as of December 31, 2008 and December 31, 2009, respectively; Nil and 4,679,037 shares outstanding as of December 31, 2008 and December 31, 2009, respectively	—	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized;
Nil and 24,200,000 shares issued and outstanding as of December 31, 2008 and December 31, 2009, respectively	—	24
Additional paid-in capital	—	249,219
Equity investment	203,817	—
Common stock held in treasury; Nil and 120,963 shares at December 31, 2008 and December 31, 2009, respectively	—	(1,118)
Retained earnings (accumulated deficit)	(5,430)	16,843
Accumulated other comprehensive loss	(3,580)	10

Total invested and shareholders’ equity	194,807	264,983

Noncontrolling interest	317	170

Total equity	195,124	265,153

Total liabilities and equity	$348,281	$399,418

The accompanying notes are an integral part of these combined and consolidated financial statements.

CDC Software

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008	2009
REVENUE:
Licenses (including royalties from related parties of $386, $1,091 and $1,287, respectively)	$61,532	$45,340	$33,085
Maintenance (including royalties from related parties of $144, $185 and $250, respectively)	86,586	103,606	99,775
Professional services (including royalties from related parties of Nil, Nil, and $32, respectively)	86,924	87,971	66,666
Hardware	3,909	3,870	3,757
SaaS implementation and support	—	—	616

Total revenue	238,951	240,787	203,899

COST OF REVENUE:
Licenses	18,772	19,946	18,699
Maintenance	11,623	15,937	14,663
Professional services	67,999	71,949	56,329
Hardware	3,118	2,998	3,081
SaaS implementation and support	—	—	411

Total cost of revenue	101,512	110,830	93,183

Gross profit	137,439	129,957	110,716

OPERATING EXPENSES:
Sales and marketing expenses	60,864	54,177	32,483
Research and development expenses	22,832	25,909	18,005
General and administrative expenses	40,685	44,124	36,915
General and administrative expenses allocated to Parent	(5,479)	(12,379)	(10,134)
Exchange (gain) loss on deferred tax assets	(3,762)	3,271	(2,093)
Amortization expenses	5,730	6,843	4,533
Restructuring and other charges	1,910	5,012	3,351

Total operating expenses	122,780	126,957	83,060

Operating income	14,659	3,000	27,656

Other income (expense):
Interest Income	1,441	396	402
Interest income from Parent, net	245	639	838
Interest expense	(44)	(276)	(318)
Other income, net	—	98	(107)

Other income (expense), net	1,642	857	815

Income before income taxes	16,301	3,857	28,471
Income tax expense	(9,499)	(4,877)	(6,329)

Net income (loss)	6,802	(1,020)	22,142
Net (income) loss attributable to noncontrolling interest	(1,852)	126	131

Net income (loss) attributable to controlling interest	$4,950	$(894)	$22,273

Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.20	$(0.04)	$0.84

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.20	$(0.04)	$0.84

Weighted average shares of class A outstanding - basic and diluted	800,000	800,000	2,381,884

Weighted average shares of class B outstanding - basic and diluted	24,200,000	24,200,000	24,200,000

Total weighted average shares - basic and diluted	25,000,000	25,000,000	26,581,884

The accompanying notes are an integral part of these combined and consolidated financial statements.

CDC Software

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008	2009
OPERATING ACTIVITIES:
Net income (loss)	$6,802	$(1,020)	$22,142
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,084	4,201	3,122
Amortization expense	18,435	22,609	18,941
Provision for bad debt	2,694	3,139	1,756
Stock compensation expenses	1,695	1,548	2,041
Deferred income tax provision	6,725	1,706	3,776
Exchange (gain) loss on deferred tax assets	(3,762)	3,271	(2,093)
Loss (gain) on disposal of property and equipment	(216)	(44)	139
Accrued interest income from Parent	(245)	(639)	(838)
Interest income on restricted cash	—	(155)	—
Changes in operating assets and liabilities:
Accounts receivable	(11,586)	6,173	10,230
Note receivable due from related parties	(145)	(440)	—
Deposits, prepayments and other receivables	(1,774)	1,513	749
Other assets	(201)	754	(128)
Accounts payable	(668)	(699)	1,024
Accounts payable due to Parent	(155)	—	—
Income tax payable	(950)	1,838	1,451
Accrued liabilities	(5,869)	(5,138)	(3,534)
Deferred revenue	7,038	(3,521)	(4,868)
Other payables	(30)	112	—
Other liabilities	(2,893)	(1,260)	(251)

Net cash provided by operating activities	17,979	33,948	53,659

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(72,299)	(39)	(26,856)
Payment for prior year acquisitions	—	(387)	—
Purchases of property and equipment	(4,947)	(2,109)	(1,010)
Purchases of intangible assets	(150)	—	—
Capitalized software	(9,948)	(7,269)	(3,556)
Purchase of marketable securities	—	—	(804)
Investment in cost method investees	(515)	(210)	(108)
Decrease (increase) in restricted cash	(1,633)	—	3,581

Net cash used in investing activities	(89,492)	(10,014)	(28,753)

FINANCING ACTIVITIES:
Proceeds from issuance of class A ordinary shares	—	—	48,000
Issuance costs related to class A ordinary shares	—	—	(4,610)
Borrowings from Parent (advances to Parent)	52,759	(24,191)	(52,797)
Capital contribution from Parent	23,714	—	—
Borrowings on short-term loan	905	4,541	—
Payments on short-term loan	—	—	(1,656)
Purchases of treasury stock	—	—	(969)
Payments for capital lease obligations	(333)	(98)	(569)

Net cash provided (used) by financing activities	77,045	(19,748)	(12,601)

Effect of exchange differences on cash	715	(502)	703

Net increase in cash and cash equivalents	6,247	3,684	13,008
Cash and cash equivalents at beginning of year	17,410	23,657	27,341

Cash and cash equivalents at end of year	$23,657	$27,341	$40,349

The accompanying notes are an integral part of these combined and consolidated financial statements.

CDC Software

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2007	2008	2009

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Income taxes, net of refunds	$3,346	$1,330	$2,346
Interest	$44	$276	$318
Non-cash transactions
Transfer of Catalyst SAP business to CDC Corporation	$(7,499)	$—	$—
CDC Corporation shares and stock options issued as consideration for the acquisition of subsidiaries	$898	$898	$225
Purchase of equipment under capital lease	$1,000	$—	$410

The accompanying notes are an integral part of these combined and consolidated financial statements.

CDC Software

COMBINED AND CONSOLIDATED STATEMENTS OF

INVESTED AND SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars, except share data)

	Class A common stock	Class B common stock	Common shares	Additional paid in capital	Equity Investment	Class A shares held in treasury	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity	Comprehensive income (loss)

Balance at January 1, 2007	—	—	$—	$—	$176,860	$—	$(6,981)	$5,626	$15,968	$191,473
Foreign currency translation adjustments	—	—	—	—	—	—	—	4,361	(1,769)	2,592	$2,592
Stock compensation expense	—	—	—	—	1,695	—	—	—	—	1,695	—
Capital contribution from Parent	—	—	—	—	23,714	—	—	—	—	23,714	—
Net income for the year	—	—	—	—	—	—	4,950	—	1,852	6,802	6,802
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	(16,031)	(16,031)	—
Adoption of uncertain tax position	—	—	—	—	—	—	(2,505)	—	—	(2,505)	—

Comprehensive income	—	—	—	—	—	—	—	—	—	—	$9,394

Balance at December 31, 2007	—	—	—	—	202,269	—	(4,536)	9,987	20	207,740

Foreign currency translation adjustments	—	—	—	—	—	—	—	(13,567)	(4)	(13,571)	$(13,571)
Stock compensation expense	—	—	—	—	1,548	—	—	—	—	1,548	—
Net loss for the year	—	—	—	—	—	—	(894)	—	(126)	(1,020)	(1,020)
Noncontrolling interest of acquired companies	—	—	—	—	—	—	—	—	427	427	—

Comprehensive income	—	—	—	—	—	—	—	—	—	—	$(14,591)

Balance at December 31, 2008	—	—	—	—	203,817	—	(5,430)	(3,580)	317	195,124

Issuance of class A ordinary shares	4,800,000	—	5	43,385	—	—	—	—	—	43,390	$—
Issuance of class B ordinary shares	—	24,200,000	24	203,793	(203,817)	—	—	—	—	—	—
Purchases of treasury stock	(120,963)	—	—	—	—	(1,118)	—	—	—	(1,118)	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	3,590	(16)	3,574	3,574
Stock compensation expense	—	—	—	2,041	—	—	—	—	—	2,041	—
Net income for the year	—	—	—	—	—	—	22,273	—	(131)	22,142	22,142

Comprehensive income	—	—	—	—	—	—	—	—	—	—	$25,716

Balance at December 31, 2009	4,679,037	24,200,000	$29	$249,219	$—	$(1,118)	$16,843	$10	$170	$265,153

The accompanying notes are an integral part of these combined and consolidated financial statements.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS OPERATIONS

On August 6, 2009, the Software segment of CDC Corporation (CDC Software or the Company) became a stand-alone public company upon completion of an initial public offering on NASDAQ. CDC Software is a leading global provider of a broad suite of scalable enterprise software applications to customers in select industries. The Company’s software applications enable its customers to grow revenue and control costs by automating business processes and facilitating access to critical information.

The Company’s principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management;

•

Vertical SCM applications for distribution companies with complex, high-volume supply chains and distribution networks. These solutions include demand management, advanced global order management, warehouse management, yard management, transportation management, labor management and slotting optimization;

•	Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes; and

•	Software as a Service (SaaS) applications enable companies to reduce up-front investment and ongoing maintenance and management costs for their software.

Historically, the Company has operated through one reportable segment: Software. The recent acquisitions of Truition and gomembers in November 2009 added a new line of business and a new reporting segment: SaaS. Refer to Note 3 for discussion of acquisitions during 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Combination, Consolidation and Basis of Presentation

Prior to August 6, 2009, the financial statements of CDC Software were combined because each underlying entity was majority owned by CDC Corporation (the Parent). After August 6, 2009, the financial statements of CDC Software are consolidated. Prior to August 6, 2009, the Parent’s net investment in the Company is presented as invested equity in the accompanying combined financial statements.

The accompanying combined and consolidated financial statements of CDC Software have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The combined and consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries after eliminations of all intercompany accounts, transactions and profits. Noncontrolling interests in the net assets and earnings or losses of a consolidated investee are reflected in the noncontrolling interest line items in the Company’s combined and consolidated balance sheets and statements of operations. This noncontrolling interest treatment adjusts the Company’s combined and consolidated results of operations to reflect only the Company’s share of the earnings or losses of the consolidated investee company.

The combined and consolidated financial statements reflect allocations between the Company and CDC Corporation of certain costs incurred by either the Company or CDC Corporation on behalf of the other party. CDC Corporation has incurred certain corporate costs on behalf of the Company, such as board of directors insurance. A subsidiary of the Company operates a shared service center which performs all back office accounting and finance support functions such as billing, collections, payroll processing, accounts payable processing and vendor maintenance, cash management, accounting, consolidations and financial closing and reporting for CDC Corporation and all of its commonly-controlled entities. Expenses incurred by the shared service center to perform these functions are allocated to entities under common control of CDC Corporation based on headcount and revenue. The Company allocated costs of $5,479, $12,379, and $10,134 to CDC Corporation for the years ended December 31, 2007, 2008 and 2009, respectively. In the opinion of management, such allocation is reasonable. However, the allocations are not necessarily indicative of costs that might have been assessed had such services been contracted directly with third parties. Management has not conducted an independent study to determine any basis of providing such services to third parties.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

(b) Use of Estimates

The preparation of the combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

(c) Cash and Cash Equivalents

The Company considers all cash held in banks and investments with an original maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in Note 5, none of the Company’s cash and cash equivalents is restricted as to withdrawal or use.

(d) Property and Equipment and Depreciation

Leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of the property and equipment are as follows:

Asset class	Estimated useful life
Leasehold improvements	Over the lesser of the lease term or the estimated useful life
Furniture and fixtures	1 to 10 years
Office equipment	3 to 5 years
Computer equipment	1 to 3 years
Motor vehicles	3 to 5 years

(e) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, Intangibles – Goodwill and Other requires companies to test goodwill for impairment on an annual basis or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value. ASC 350 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life should not be amortized, but instead tested separately for impairment using a fair value based approach. All other intangible assets are amortized over their estimated useful lives.

The Company’s intangible assets represent trademarks, trade names, software applications and programs, customer base and contracts. Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the greater of the straight-line method over the estimated useful life of the respective asset or in the ratio of expected cash flows for each period as a proportion of total expected cash flows over the life of the asset. The estimated useful lives of these intangible assets are as follows:

Intangible asset class	Estimated useful life
Trademarks	Indefinite
Trade names	3 to 5 years
Software applications and programs	3 to 7.5 years
Customer base and contracts	1 to 20 years
Business licenses and partnership agreements	1 to 7 years

The Company evaluates goodwill and indefinite-lived intangible assets for impairment on an annual basis and more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable. These events or changes can include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or a more-likely-than-not expectation that a significant portion of the business will be sold or otherwise discontinued. The Company tests goodwill for impairment, utilizing a combination of the expected discounted future cash flows and a market approach that uses comparable market multiple valuation techniques. Indefinite-lived intangible assets consist of trademarks. The Company tests trademarks for impairment by estimating fair value using the relief from royalty method in which a royalty rate multiplied by the forecasted royalty base is used to calculate an income stream attributable to the asset. Goodwill and indefinite-lived intangible assets are tested for impairment based on two reporting units: Software and SaaS. The Company performed its annual test for impairment of goodwill and indefinite lived intangible assets at year-end as required by ASC 350 and determined that there was no impairment for the years ended December 31, 2008 and 2009.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

(f) Software Development Costs

The Company capitalizes computer software product development costs incurred in developing a product once technological feasibility has been established and capitalization of product software development costs stops once the product is available for general release to customers. The Company evaluates realizability of the capitalized amounts based on expected revenue from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, the Company expenses the remaining capitalized amounts. The amortization of such costs is computed as the greater of the amount calculated based on (i) the ratio of current product revenue to projected current and future product revenue or (ii) the straight-line basis over the expected economic life of the product (not to exceed three years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred. When technological feasibility of the underlying software is not established until substantially all product development is completed, including the development of a working model, the Company expenses the costs of such development because the impact of capitalizing such costs would not be material.

(g) Investments

The Company adopted the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures effective January 1, 2008. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price). The adoption of ASC 820 did not have a material effect on the combined and consolidated financial statements. See Note 7, Fair Value Measurements for discussion relating to ASC 820.

Investments for which the Company does not have the ability to exercise significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the company’s Board of Directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any impairment is included in the Company’s combined and consolidated statement of operations. See “Note 3 — Business Combinations and Investments” for the discussion relating to Investment in Franchise Partners.

(h) Impairment of Long-lived Assets

Long-lived assets (other than goodwill and indefinite lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or changes can include a significant decrease in the market price the long-lived asset, a significant adverse change in the extent or manner in which the long-lived asset is being used, a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the long-lived asset, or a current expectation that, more likely than not, the long-lived asset will be sold or otherwise disposed of before the end of its previously estimated useful life. An impairment loss is recognized when the carrying amount of a long-lived asset (other than goodwill and indefinite lived intangible assets) exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

(i) Foreign Currency Translation

The financial statements of the Company’s foreign operations have been translated into United States dollars (U.S. dollars) from their local functional currencies in accordance with ASC 830, Foreign Currency Matters. Under ASC 830, all assets and liabilities are translated at year-end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income, but are accumulated and reported as a component of equity as accumulated other comprehensive income. Realized and unrealized gains and losses which result from foreign currency transactions are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long-term investment nature, for which changes due to exchange rate fluctuations are accumulated and reported as a component of equity as accumulated other comprehensive income.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

(j) Advertising Expenses

Advertising expenses are charged to expenses when incurred and are included in general and administrative expenses in the accompanying consolidated statement of operations. For the years ended December 31, 2007, 2008, and 2009, advertising expenses totaled $1,273, $1,767, and $873, respectively.

(k) Shipping and Handling

Shipping and handling costs incurred by the Company are included in cost of revenue in the accompanying combined and consolidated statements of operations for all periods presented. Shipping and handling costs are not separately billed to customers.

(l) Revenue Recognition

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. If an acceptance period is required, revenue is generally recognized upon the earlier of customer acceptance or the expiration of the acceptance period. In some circumstances, the Company recognizes revenue on arrangements that contain certain acceptance provisions when it has historical experience that the acceptance provision is perfunctory. The Company’s agreements with its customers, resellers and distributors do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met. Discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related revenue is recorded. Such provisions are calculated after considering relevant historical data. Revenue is recorded net of sales taxes.

The specific accounting guidance that the Company follows in connection with its revenue recognition policy includes ASC 605-25, Revenue Recognition – Multiple-Element Arrangements, ASC 605-35, Revenue Recognition – Construction-Types and Production-Type Contracts, and ASC 605-985, Revenue Recognition – Software).

In addition to these basic criteria, there are specific revenue recognition policies for each major stream of revenue.

On Premise Software

Revenue from the sale of software products often includes a combination of software licenses, consulting and integration services, hardware, and the provision of training and maintenance services. Consulting and integration services consist of programming, installation and implementation services. Vendor Specific Objective Evidence (VSOE) of fair value for each of the above noted elements are determined as follows:

Software Licenses: The Company generally does not sell software or software licenses to its customers on a stand-alone basis; therefore, allocation of fees to the software component of multiple element arrangements is determined using the residual method. According to this method, the Company measures the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the VSOE of fair value of the undelivered elements. The amount allocated to the software license is calculated by subtracting the VSOE of fair value for maintenance, consulting and integration services, and training services from the total arrangement fee in accordance with ASC 605-985. For those agreements that provide for significant services or custom development that are essential to the software’s functionality, the software license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of ASC 605-35.

When software licenses incorporating third-party software products are sold or sold with third-party products that complement the software, the Company recognizes the gross amount of sales of third-party products as revenue in accordance with ASC 605-45-50, Principal Agent Considerations.

Consulting, Integration Services and Training: Consulting and integration services include programming, installation and implementation of the software products. VSOE of fair value for programming, consulting and integration services and for training services, respectively, is determined based on transactions where such services are rendered on a stand-alone basis to customers.

Historically, a substantial majority of the Company’s stand-alone programming, consulting and integration services and stand-alone training services are priced within a narrow range of the median value of the stand-alone sales. Variation in pricing for such services is due to differences in transaction volume and type of arrangement (beta site versus established sites). VSOE of fair value for consulting, integration and training services is established by region by an analysis of stand-alone sales of services

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

over the preceding one year period. In a multiple-elements arrangement, if the stated rates for such services fall below the established VSOE of fair value, then revenue from the delivered elements is deferred accordingly and recognized as the services are delivered, assuming all other criteria for revenue recognition have been met.

Many of the Company’s software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from these arrangements is generally accounted for separately from new software license revenue because the arrangements qualify as service transactions as defined in ASC 605-985. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenue for consulting services is generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. Contracts with fixed or not to exceed fees are recognized on a proportional performance basis.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer-specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services.

Hardware: Hardware revenue is generally recognized upon shipment by the hardware vendor and transfer of title to the customer.

Maintenance: The maintenance renewal rates are always priced based on a percentage of the software license fee. Maintenance renewal rates as a percentage of license fee is set at a fixed rate for each geographical area in which the Company operates. Maintenance renewal rates may be different for the same basic product sold in different geographical areas due to different market variables such as competitors’ pricing and distribution channels. Substantially all maintenance renewals are priced at a standard percentage of software license fees and therefore the Company determined that it has established a VSOE of fair value for maintenance. The Company’s policy and business practice is for customers to renew their maintenance services at the stated rate indicated in the contract. Revenue related to maintenance is deferred and recognized ratably over the terms of the maintenance agreements, which are normally one year.

Hosting and Software as a Service (SaaS)

Revenue from hosting, maintenance fees and the sale of consulting services relating to SaaS arrangements are recognized ratably over the term of the arrangement. Set-up and implementation revenue is deferred until the solution is delivered and then recognized ratably over the longer of the term of the arrangement or the estimated customer life. Transactions fees from processing transactions for customers are recognized once the transaction is complete.

Arrangements with Value-added Resellers (VARs) and Distributors: The Company enters into software license arrangements with certain established VARs in which the VARs agree to sell the Company’s software to end-users. In the vast majority of these arrangements, the VARs are obligated to pay the Company only as and if sales are made to the end-users. The fee received is calculated on a stipulated percentage of the individual sales earned by the VARs which is stated in the sales contract. Pursuant to ASC 605-985, the fee relating to VARs transactions is not fixed or determinable until the software is sold by the VARs to the end users. Consequently, the Company does not recognize any revenue for VARs transactions until all of the criteria specified in ASC 605-985 are met; this point coincides with the sell-through to the end-users because at that point, the Company has persuasive evidence of an arrangement (a signed contract with VARs), the fee is fixed or determinable, delivery has occurred, and collection is reasonably assured. VARs and distributors do not have rights of return, price protections, rotation rights, or other features that would preclude revenue recognition. The Company does not typically earn any portion of fees for services provided by the distributor to the end-user. The Company earns maintenance fees based upon an agreed-upon percentage of the maintenance fees that the distributor earns from the end-user.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

VARs have a sole discretion and responsibility to determine and negotiate the sales price of the Company’s software with the end-users. VARs are also responsible for billing and collecting from the end-users and assume all credit risks.

(m) Deferred Revenue

Deferred revenue represents billings for software, maintenance, hosting, SaaS, and services in advance of services being rendered. The Company reports deferred revenue as a liability on the combined and consolidated balance sheets when there is a contractual obligation to provide services or a software product to the customer, but the services have not yet been completed or the product has not yet been delivered, and thus no recognition of revenue has taken place.

(n) Income Taxes

Income taxes are determined under the liability method as required by ASC 740, Income Taxes. Income tax expense computed on a separate return method and is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not more likely than not to be realized.

As of December 31, 2008 and 2009, the Company has recognized a liability for unrecognized income tax benefits of $7,809 and $8,933, respectively. Of this amount, $872 and $1,101 relates to accrued interest and penalties as of December 31, 2008 and 2009, respectively. For the years ended December 31, 2007, 2008 and 2009, the combined and consolidated statement of operations includes a net expense of $357, $125 and $347, respectively, related to unrecognized income tax benefits. Included in this amount, $243, $325 and $228, relates to accrued interest as of December 31, 2007, 2008, and 2009, respectively.

If the Company’s liability for unrecognized income tax benefits were recognized in full, $4,819 would affect its effective tax rate.

It is expected that the amount of unrecognized tax benefits will change for various reasons in the next 12 months; however, the Company does not expect that change to have a significant impact on its financial position or results of operations

The following table describes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdictions	Open Years
United States (federal and state)	1995 - 2009
Non - United States	1999 -2009

(o) Share-based Compensation Expenses

During 2009 and in prior years, certain employees of the Company have been granted share options under the Company’s share incentive plans and CDC Corporation share options under CDC Corporation’s share incentive plans.

Equity-based compensation expense recognized under ASC 718, Compensation – Stock Compensation in the combined statements of operations for the year ended December 31, 2007, 2008 and 2009 was $1,695, $1,548 and $2,041, respectively. The estimated fair value of the Company’s equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis.

Under ASC 718, the fair value of share-based awards is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Parent’s option grants. These models also require subjective assumptions, including future share price volatility and expected lives of each option grant.

(p) Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with ASC 260, Earnings Per Share. Under the provisions of ASC 260, basic earnings or loss per share is computed by dividing the net income or loss attributable to controlling interest for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is computed by dividing the net income or loss attributable to controlling interest for the year,

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

adjusted for any impact to net income or loss by dilutive common equivalent shares, by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive.

(q) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their original amount less an estimate made for uncollectible amounts. The Company does not charge interest on third party receivables.

(r) Comprehensive Income

Comprehensive income includes net earnings or loss as well as any additional other comprehensive income items. The Company’s only other comprehensive income item consists of foreign currency translation adjustments.

(s) Restructuring Charges and Related Expenses

The Company accounts for exit or disposal activities in accordance with ASC 420, Exit or Disposal Activities and ASC 712, Compensation – Nonretirement Postemployment Benefits. In accordance with ASC 420, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other costs associated with the consolidation or closing of facilities. ASC 712 prescribes the accounting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

(t) Defined Contribution Plans

The Company has a defined contribution (401k) plan for its employees. Under the plan, employees are eligible for a Company match of 100% of the first 3% of pre-tax salary contributed to the plan up to a maximum of $2 per year. Due to the cash flow limitations of the Company, the match was suspended for 2009.

(u) Recent Accounting Pronouncements

In December 2007, the FASB issued guidance now codified as FASB Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). Under ASC 805, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This Standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. The Company adopted this Standard effective January 1, 2009. The acquisitions consummated in 2009 and described in Note 3 were accounted for according to this Standard.

In December 2007, the FASB issued guidance now codified as ASC 810, Non-controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (ASC 810). These provisions establish accounting and reporting Standards for noncontrolling interests (minority interests) in subsidiaries, and clarify that a noncontrolling interest in a subsidiary should be accounted for as a component of equity separate from the parent’s equity. The amended guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and is applied prospectively, except for presentation and disclosure requirements, which will apply retrospectively. The Company adopted the applicable sections of ASC 810 effective January 1, 2009 and the presentation of disclosure requirements have been applied to all of the combined and consolidated financial statements, notes and other financial data retrospectively for all periods presented.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

In April 2008, the FASB issued guidance now codified as ASC 350-30-65-1, Determination of the Useful Life of Intangible Assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under intangibles accounting. It also requires expanded disclosure related to the determination of intangible asset useful lives. The amended guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The Company adopted this Standard effective January 1, 2009. The adoption did not have a material impact on the combined and consolidated financial statements.

In June 2008, the FASB issued guidance now codified as ASC 260-65-2, Earnings per Share. The guidance clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of earnings per share under the two-class method. The amended guidance is effective January 1, 2009. The Company adopted this Standard effective January 1, 2009. The adoption did not have a material impact on the combined consolidated financial statements.

In June 2008, the FASB issued guidance now codified as ASC 840, Accounting by Lessees for Maintenance Deposits. The guidance applies accounting for maintenance deposits paid by a lessee which are refunded only if the lessee performs specified maintenance activities. The guidance requires the lessee to account for these deposits as deposit assets. The amended guidance is effective January 1, 2009. The Company adopted this Standard effective January 1, 2009. The adoption did not have a material impact on the combined and consolidated financial statements.

In November 2008, the FASB issued guidance now codified as ASC 350-30-65-2, Accounting for Defensive Intangible Assets. This Standard applies to all acquired intangible assets in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset), unless the intangible asset must be expensed in accordance with other literature. This Standard requires a defensive intangible asset to be accounted for as a separate unit of accounting and not included as part of the cost of the acquirer’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. Additionally, the defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This Standard is effective for fiscal years beginning on or after December 15, 2008. The Company adopted this Standard effective January 1, 2009. The adoption did not have a material impact on the combined and consolidated financial statements.

In April 2009, FASB issued guidance now codified as ASC 820-10-65-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance identifies circumstances that indicate a transaction is not orderly, and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. The amended guidance is effective January 1, 2010, with early adoption permitted. The Company does not expect the adoption of this Standard to have a material impact on the combined and consolidated financial statements.

In April 2009, FASB issued guidance now codified as ASC 825, Interim Disclosures about Fair Value of Financial Instruments. The amendment expands the fair value disclosures required for all financial instruments requiring entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim and annual basis and to highlight any changes from prior periods. The amended guidance is effective for the first interim reporting period ending after June 15, 2009, with earlier application permitted. The Company adopted this Standard effective June 30, 2009. The adoption did not have a material impact on the combined and consolidated financial statements.

In June 2009, the FASB issued ASU No. 2009-01 (formerly SFAS No. 168), “Topic 105 – Generally Accepted Accounting Principles – FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This Standard establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009. The Company adopted this Standard effective September 30, 2009. The adoption did not have a material impact on the combined and consolidated financial statements.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. This Standard amends ASC 820, Fair Value Measurements (ASC 820). The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g. an income approach or market approach). The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. This Standard is effective the first reporting period, including interim periods, beginning after issuance. The Company adopted this Standard effective September 1, 2009. The adoption did not have a material impact on the combined and consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), that amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. The ASU indicates that, under certain circumstances, the fair value of such investments may be determined using net asset value (NAV) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale is required. The ASU also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. The disclosure provisions of this ASU are not applicable to an employer’s disclosures about pension and other postretirement benefit plan assets. This Standard is effective for interim and annual periods ending after December 15, 2009. The adoption of this Standard did not have an impact on the Company’s combined and consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements. This Standard provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. This Standard introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. It is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company has not completed an assessment the adoption of this Standard will have on its combined and consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, Software (Topic 985) – Certain Revenue Arrangements That Include Software Elements. This Standard reduces the types of transactions that fall within the current scope of ASC 605-985, Revenue Recognition – Software. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments included in ASU No. 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under this ASU, the following components would be excluded from the scope of software revenue recognition guidance: the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. This ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). This Standard is effective January 1, 2011. Early adoption is permitted. The Company has not completed an assessment the adoption of this Standard will have on its combined and consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. This Standard amends ASC 470, Debt with Conversion and Other Options, and ASC 260, Earnings Per Share. Specifically, this new Standard requires companies to mark stock loan agreements at fair value and recognize the cost of the agreements by reducing the amount of additional paid-in capital on their financial statements. These amendments are effective January 1, 2010. The Company does not expect the adoption of this Standard to have a material impact on its combined and consolidated financial statements.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

In December 2009, the FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets, an amendment of ASC 860-10 (formerly SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 issued in June 2009). This Standard removes the concept of a qualifying special-purpose entity and clarifies that the objective is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. This Standard is effective January 1, 2010. The Company has not completed an assessment the adoption of this Standard will have on its combined and consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities, an amendment to ASC 810-10 (formerly SFAS No. 167, Amending FASB interpretation No. 46(R) issued in June 2009). This Standard provides guidance in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. This Standard also requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. New provisions of this Standard are effective January 1, 2010. The Company has not completed an assessment the adoption of this Standard will have on its combined and consolidated financial statements.

3.	BUSINESS COMBINATIONS AND INVESTMENTS

During 2009, the Company made the following acquisitions to improve supply chain visibility and expand its market share in the manufacturing and on-demand e-Commerce industries:

a.	WKD Solutions Limited (WKD)

In September 2009, the Company acquired a 100% equity interest in WKD, a United Kingdom based developer of supply chain event management software. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of WKD’s operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition. The amount of revenue and net loss related to WKD hereafter included in the Company’s combined and consolidated statement of operations for the year ended December 31, 2009 is $72 and $21, respectively. Under the terms of the share purchase agreement, the Company paid $1,807 at closing, subject to various adjustments.

The purchase price has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$640
Property and equipment, net	5
Goodwill	954
Trade name	37	5 years
Proprietary software	131	4 years
Noncompete agreements	25	0.5 years
Customer relationships	319	10 years

Total assets acquired	2,111

Deferred tax liabilities	(144)
Current liabilities	(160)

Total liabilities assumed	(304)

Net assets acquired	$1,807

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

b.	Activplant Corporation (Activplant)

In October 2009, the Company acquired a 100% equity interest in Activplant, a Canadian based provider of enterprise manufacturing intelligence solutions. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Activplant’s operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition. The amount of revenue and net loss related to Activplant hereafter included in the Company’s combined and consolidated statement of operations for the year ended December 31, 2009 is $940 and $154, respectively. Under the terms of the share purchase agreement, the Company paid $7,025 at closing, subject to various adjustments.

The purchase price has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$900
Property and equipment, net	67
Goodwill	3,716
Trade name	123	5 years
Proprietary software	642	3 years
Noncompete agreements	47	1 year
Customer relationships	2,596	20 years

Total assets acquired	8,091

Current liabilities	(689)
Long term liabilities	(377)

Total liabilities assumed	(1,066)

Net assets acquired	$7,025

c.	Truition, Inc. (Truition)

In November 2009, the Company acquired a 100% equity interest in Truition, a Canadian based provider of on-demand e-Commerce platforms for retailers and brand manufacturers. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Truition’s operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition. The amount of revenue and net loss related to Truition hereafter included in the Company’s combined and consolidated statement of operations for the year ended December 31, 2009 is $584 and $309, respectively. Under the terms of the share purchase agreement, the Company paid $12,450 at closing, subject to various adjustments.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The purchase price has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$2,200
Property and equipment, net	1,159
Goodwill	6,591
Trade name	219	5 years
Proprietary software	1,602	7.5 years
Noncompete agreements	76	1 year
Customer relationships	2,364	6.67 years

Total assets acquired	14,211

Current liabilities	(1,377)
Long term liabilities	(384)

Total liabilities assumed	(1,761)

Net assets acquired	$12,450

d.	gomembers, Inc. (gomembers)

In November 2009, the Company acquired 100% of the assets of gomembers, a U. S. based provider of SaaS and on-premise solutions for the Not-For-Profit and Non-Governmental Organizations. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of gomembers’ operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition. The amount of revenue and net loss related to gomembers hereafter included in the Company’s combined and consolidated statement of operations for the year ended December 31, 2009 is $ $458 and $115, respectively. Under the terms of the share purchase agreement, the Company paid $6,700 at closing, subject to various adjustments. In addition, the Company agreed to pay additional consideration of up to $1,000 payable in 2011. Payments are based on gomembers generating an EBITDA (earnings before interest, taxes, depreciation, and amortization expense) margin equal to or exceeding the EBITDA margin for CDC Software during the twelve months ending November 30, 2011. The amount of the payment is based on a sliding scale and can range from $700 to $1,000. As of the date of the acquisition, the Company accrued $810 for these contingent payments based on management’s estimate of fair value of the amount to be paid.

The purchase price has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$1,184
Property and equipment, net	59
Goodwill	3,359
Trade name	160	5 years
Proprietary software	1,790	7 years
Customer relationships	3,360	20 years

Total assets acquired	9,912

Current liabilities	(2,402)
Long term liabilities	(810)

Total liabilities assumed	(3,212)

Net assets acquired	$6,700

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price for WKD, Activplant, Truition, and gomembers resulted in the recognition of goodwill. This goodwill is not deductible for tax purposes. Goodwill was allocated to the Software segment for WKD and Activplant and the SaaS segment for Truition and gomembers.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

e.	Pro Forma Effect of WKD, Activplant, Truition, and gomembers Acquisitions

The following unaudited pro forma combined and consolidated information reflects the Company’s combined and consolidated results of operations for the year ended December 31, 2008 and 2009, as if the acquisitions of WKD, Activplant, Truition, and gomembers had occurred on January 1, 2008 and January 1, 2009, respectively. The pro forma results have been prepared for informational purposes only and do not purport to be indicative of what the Company’s combined and consolidated results of operations would have been had the acquisitions of these subsidiaries actually taken place on January 1, 2008 and January 1, 2009, and may not be indicative of future results of operations.

	Year ended December 31,	Year ended December 31,
	2008	2009
	Unaudited	Unaudited

Revenue	$257,447	$215,529
Net income from controlling interest	$(12,523)	$12,461

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

During 2008, the company made the following acquisitions.

a.	Integrated Solutions Limited (ISL)

In March 2008, the Company acquired 51% interest in ISL, a Hong Kong-based vendor of ERP systems designed for small and medium-sized discrete manufacturers in China. Under the terms of the agreement, the Company paid approximately $762 at closing for such majority interest in ISL. In accordance with ASC 805, Business Combinations, this acquisition has been accounted for under the purchase method of accounting, and the results of ISL’s operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition.

b.	Investment in Franchise Partners

During 2008, the Company invested in 3 different Franchise Partners: DRE Mexico, Ross Brazil and Ross Chile for a total of $210. These Franchise Partners are included in the Software segment.

i.

In January 2008, the Company acquired 19% of the equity of DRE Mexico, a reseller of CRM products. Under the terms of the share purchase agreement, the Company paid $90 at closing. The Company accounts for this investment under the cost method of accounting.

ii.

In June 2008, the Company acquired 19% of the equity of Ross Brazil, a reseller of ERP products. Under the terms of the share purchase agreement, the Company agreed to pay $96 of which $78 was paid through December 31, 2009 and the remaining $18 will be paid in 2 equal installments during 2010. The results of Ross Brazil’s operations have been included in the Company’s combined and consolidated financial statements in accordance with ASC 810-10-15, Consolidation – Variable Interest Entities since the date of acquisition because the Company is the primary beneficiary.

iii.

In June 2008, the Company acquired 19% of the equity of Ross Chile, a reseller of ERP products. Under the terms of the share purchase agreement, the Company agreed to pay $147 of which $80 was paid through December 31, 2009 and the remaining $27 will be paid in 3 installments during 2010. The results of Ross Chile’s operations have been included in the Company’s combined and consolidated financial statements in accordance with ASC 810-10-15 since the date of acquisition because the Company is the primary beneficiary.

During 2007, the Company made the following acquisitions:

a.	Respond Group Ltd. (Respond)

In February 2007, the Company acquired a 100% equity interest in Respond through the acquisition of its entire issued share capital. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Respond’s operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition. Respond is a provider of enterprise class complaints, feedback and customer service solutions.

Under the terms of the share purchase agreement, the Company paid $14,743 at closing, subject to various adjustments. In addition, the Company agreed to pay up to a maximum of $14,000 of additional consideration based upon 2007, 2008 and 2009 revenue. As of December 31, 2009, the contingent consideration period has expired and the Company determined that these contingent payments are not probable; therefore, no additional payments were made associated with this acquisition.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The purchase price of $14,743 for Respond has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$3,819
Property and equipment, net	304
Goodwill	11,634
Trade name	430	5 years
Developed technologies	2,080	7 years
Customer base	2,180	8 years
Noncompete agreements	30	3 years

Total assets acquired	20,477

Current liabilities	(5,734)

Total liabilities assumed	(5,734)

Net assets acquired	$14,743

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. This goodwill is not deductible for tax purposes and is allocated to the Software segment.

b.	Saratoga Systems Inc. (Saratoga)

In April 2007, the Company acquired a 100% equity interest in Saratoga through a merger. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Saratoga’s operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition. Saratoga is a provider of enterprise CRM and wireless CRM applications.

Under the terms of the agreement, the Company agreed to pay not more than $35,000 in cash in connection with the merger, with $30,000 paid at closing and $5,000 placed into escrow for an 18-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments. Pursuant to the terms of the purchase agreement, the Company has made claims for breaches of representations and warranties by the sellers, which claims are currently in arbitration. Such amounts in escrow will be released upon conclusion of the arbitration between the Company and the sellers.

The Company’s plan to integrate certain activities at Saratoga was accounted for in accordance with ASC 420 and ASC 712. These costs primarily include the closure of facilities and employee terminations in the United States, United Kingdom and Sweden. Such costs have been recognized as liabilities assumed in the acquisition. During 2007, the Company recorded a liability of $1,730 as a result of severance costs and relocation costs related to the acquisition with a corresponding adjustment to goodwill. At December 31, 2008 and 2009, the Company had $59 and Nil, respectively, remaining in accrued restructuring charges in the accompanying combined balance sheets related to this integration.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The purchase price of $34,846 including direct expense related to the acquisition for Saratoga has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life
Current assets	$7,908
Property and equipment, net	200
Other assets	318
Goodwill	26,634
Trade name	640	5 years
Developed technologies	2,560	6 years
Customer base	11,740	8 years

Total assets acquired	50,000

Current liabilities	(15,080)
Long term liabilities	(74)

Total liabilities assumed	(15,154)

Net assets acquired	$34,846

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. This goodwill is not deductible for tax purposes and is allocated to the Software segment.

c.	Catalyst International, Inc.

In September 2007, the Company acquired a 100% equity interest in Catalyst International, Inc. through a merger. The interest in Catalyst International, Inc. included the following businesses: Catalyst SAP, Catalyst BOB, and Catalyst ET. The Catalyst SAP business was immediately distributed to CDC Corporation and Catalyst BOB and Catalyst ET, collectively referred to as Catalyst, are owned by the Company. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting, and the results of Catalyst’s operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition. Catalyst is a provider of enterprise supply chain software and hardware solutions.

Under the terms of the agreement, the Company agreed to pay not more than $29,500 in cash in connection with the acquisition of Catalyst International, Inc., with $25,000 paid at closing and $4,500 placed in escrow for a 24-month period and subject to holdback in the event of breaches of representations and warranties and various other adjustments. Pursuant to the terms of the purchase agreement, the Company has made claims for breaches of representations and warranties by the sellers, which claims are currently in arbitration. Such amounts in escrow will be released upon conclusion of the arbitration between the Company and the sellers.

The Company’s plan to integrate certain activities at Catalyst was accounted for in accordance with ASC 420, and ASC 712. These costs primarily include the closure of facilities and employee terminations in the United States and United Kingdom. Such costs have been recognized as liabilities assumed in the acquisition. During 2007, the Company recorded a liability of $704 as a result of severance and relocation costs related to the acquisition. At December 31, 2008 and 2009, the Company had Nil and Nil, respectively, in accrued restructuring charges in the accompanying combined balance sheet related to this integration.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The purchase price of $22,101 including direct expense related to the acquisition for Catalyst has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

	Total Catalyst International, Inc. Acquisition	Catalyst SAP Distribution to CDC Corporation	Catalyst Acquisition	Useful Life
Current assets	$8,523	$(1,404)	$7,119
Property and equipment, net	351	(54)	297
Goodwill	16,118	(3,063)	13,055
Trade name	1,230	(690)	540	5 - 10 years
Developed technologies	2,110	—	2,110	6 years
Customer base	11,520	(2,385)	9,135	10 years

Total assets acquired	39,852	(7,596)	32,256

Current liabilities	(10,163)	54	(10,109)
Long term liabilities	(89)	43	(46)

Total liabilities assumed	(10,252)	97	(10,155)

Net assets acquired	$29,600	$(7,499)	$22,101

Due to the synergies expected with the Company’s existing businesses and competition encountered during the bid process, the purchase price resulted in the recognition of goodwill. Goodwill was allocated based on the Company’s best estimate of relative fair values. The goodwill assigned to the Company is not deductible for tax purposes and is allocated to the Software segment.

d.	Industri-Matematik International Corp. (IMI)

In September 2003, the Company acquired a 51% equity interest in Cayman First Tier (CFT), an investment holding company organized in the Cayman Islands which owns a 100% equity interest in IMI for $25,000 in cash. In accordance with ASC 805, this acquisition has been accounted for under the purchase method of accounting and the results of IMI’s operations have been included in the Company’s combined and consolidated financial statements since the date of acquisition. IMI is a provider of supply chain management solutions in North America and Europe. The remaining 49% equity interest of CFT was held by Symphony Technology Group (Symphony), a private equity firm focused on enterprise software and services, which previously owned 100% of IMI.

In November 2003, CFT loaned $25,000 to Symphony (Symphony Note) to provide Symphony with additional capital to fund future Symphony investments. The loan was secured by Symphony’s 49% holding in IMI (through CFT). Principle and interest on the Symphony Note was due and payable in full in November 2007.

In November 2007, the Company, CFT and Symphony entered into a letter agreement whereby all amounts due and payable to CFT pursuant to the Symphony Note were deemed discharged and paid in full in exchange for the transfer by Symphony to CFT of all of Symphony’s rights, title, and interest in Symphony’s 49% interest in CFT. As of the date of the transfer, there was approximately $28,000 outstanding under the Symphony Note ($25,000 in principal and $3,000 in accrued interest).

The Company has determined that the value of the 49% equity interest in CFT exceeded the carrying value of the Symphony Note. No impairment charge was recorded, and the Company’s interest in the Symphony Note of $14,282 was considered purchase price consideration for the 49% minority interest in CFT and was accounted for in accordance with ASC 805.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The purchase price of $14,282 including direct expense related to the acquisition for IMI has been allocated to the assets acquired and the liabilities assumed based on management’s estimate of their respective fair values as of the date of acquisition as follows:

		Useful Life

Goodwill	$11,177
Capitalized software	1,475	4 years
Customer base	4,621	4 years
Trade name	446	5 years

Total assets acquired	17,719

Deferred revenue	(1,785)
Current liabilities	(1,652)

Total liabilities assumed	(3,437)

Net assets acquired	$14,282

Due to the synergies expected with the Company’s existing businesses the purchase price resulted in the recognition of goodwill. The goodwill is not deductible for tax purposes and is allocated to the Software segment.

e.	Investment in Franchise Partners

During 2007, the Company invested in 3 different Franchise Partners: Business T. G. Spain, CMT Argentina and CDC CRM Solutions India, for a total of $517. These Franchise Partners are included in the Software segment.

i.

In May 2007, the Company acquired 19% of the equity in Business T G. Spain, a reseller of ERP, CRM & SCM products. Under the terms of the share purchase agreement, the Company paid $431 at closing. The Company accounts for this investment under cost method of accounting.

ii.

In August 2007, the Company acquired 10% of the equity in CMT Argentina, a reseller of CRM and c360 products. Under the terms of the share purchase agreement, the Company paid $84 at closing. The Company accounts for this investment under cost method of accounting.

iii.

In November 2007, the Company acquired 19% of the equity in CDC CRM Solutions India, a reseller of CRM products. Under the terms of the agreement, the Company paid $2 at closing. CDC CRM Solutions India is a start up entity and the Company is the sole source of funding. The Company funds the capital invested in CDC CRM Solutions India via an interest bearing loan of which $298 was outstanding at December 31, 2008 and 2009. These loans are eliminated during consolidation along with the capital investment. The results of CDC CRM Solutions India’s operations have been included in the Company’s combined and consolidated financial statements in accordance with ASC 810-10-15 since the date of acquisition because the Company is the primary beneficiary.

4.	RESTRUCTURING AND OTHER CHARGES

The following table sets forth the components of restructuring and other charges recorded in the combined and consolidated statements of operations:

	Years ended December 31,
	2007	2008	2009

Restructuring charges, net of adjustments to income	$540	$4,365	$3,322
Legal settlements	1,370	647	29

Total restructuring and other charges, net	$1,910	$5,012	$3,351

For the year ended December 31, 2007, the Company’s Software segment incurred and charged to expense a net amount of $540 in restructuring costs comprised of $3,604 related to restructuring activities offset by $3,064 for adjustments to estimated lease termination costs. At IMI, restructuring costs were $2,130, comprised of $2,096 related to employee termination costs and $34 for closure of offices. At Pivotal, restructuring costs were $856, comprised of $306 related to employee termination costs and

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

$550 related to legal fees. At Pivotal, the restructuring liability was reduced during 2007 by $3,064 due principally to a change in estimate relating to a lease termination. During 2007, in connection with the Company’s acquisition of Saratoga and Catalyst the restructuring liability was increased by $1,730 and $704, respectively, due to lease facility closure costs and workforce reduction costs.

For the year ended December 31, 2008, the Company’s Software segment incurred and charged to expense $4,365 in restructuring costs, principally at the Company’s corporate level and the subsidiaries Ross and Pivotal. At the corporate level, the restructuring cost of $1,000 related to employee termination expenses. At Pivotal, restructuring costs were $1,698, comprised of $1,653 related to employee termination costs and $45 related to adjustment of estimates related to a lease termination and other exit costs. At Ross, the restructuring costs of $1,065 were entirely related to employee termination expenses. The remaining $602 restructuring costs were entirely related to employee termination expenses at various subsidiaries.

For the year ended December 31, 2009, the Company incurred and charged to expense $3,322 in restructuring costs, primarily due to a workforce reduction and lease termination. Of this total, $2,842 and $480 was allocated to the Software and SaaS segments, respectively. Total workforce reduction cost was $2,631, including $1,497 in Ross, $387 in Catalyst and $369 at the Company’s corporate level. Total early termination of lease cost was $420, primarily in Pivotal.

At December 31, 2008 and 2009 the Company had a total of $2,213 and $2,015, respectively, in accruals relating to business restructuring activities.

The change in the accrued liability balance associated with the exiting costs at December 31, 2008, is as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total

Balance at January 1, 2008	$810	$1,729	$750	$3,289
Expensed in 2008	4,266	67	217	4,550
Adjustments related to acquired subsidiaries	—	(70)	—	(70)
Adjustments to income	(13)	(172)	—	(185)
Amounts paid	(4,067)	(1,087)	(217)	(5,371)

Balance at December 31, 2008	$996	$467	$750	$2,213

Restructuring accruals were presented as follows in the combined and consolidated balance sheet at December 31, 2008:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total

Current	$996	$228	$750	$1,974
Non-current	—	239	—	239

Balance at December 31, 2008	$996	$467	$750	$2,213

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The change in the accrued liability balance associated with the exiting costs at December 31, 2009, is as follows:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total

Balance at January 1, 2009	$996	$467	$750	$2,213
Expensed in 2009	2,893	738	300	3,931
Adjustments to income	(262)	(318)	—	(580)
Amounts paid	(2,602)	(874)	(73)	(3,549)

Balance at December 31, 2009	$1,025	$13	$977	$2,015

Restructuring accruals were presented as follows in the combined and consolidated balance sheet at December 31, 2009:

	Workforce Reduction	Lease Termination	Other Exit Costs	Total

Current	$1,025	$13	$977	$2,015

Balance at December 31, 2009	$1,025	$13	$977	$2,015

5.	RESTRICTED CASH

The Company had $3,677 and $113 of restricted cash at December 31, 2008 and 2009, respectively.

At December 31, 2008 and 2009, the restricted cash balance was comprised of $365 and Nil, respectively, serving as collateral for an irrevocable standby letter of credit that provides financial assurance that the Company will fulfill its obligations with respect to the operating lease agreement at Pivotal Corporation, a subsidiary of the Company. The letter of credit is renewed annually. The cash is held in custody by the issuing bank and is restricted as to withdrawal or use. The Company had $3,273 and $101 at December 31, 2008 and 2009, respectively, in various escrow accounts as collateral for pending litigation settlements. During 2009, the Company paid $3,219 for a pending litigation settlement from the escrow account. Refer to Note 21 for discussion on contingencies.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

6.	ACCOUNTS RECEIVABLE

Unbilled receivables represent the recognized sales value of the Company’s products and services that had not been billed and were not billable to the customers at the balance sheet date. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

	December 31,
	2008	2009

Accounts receivable:
Amounts billed	$53,957	$45,044
Unbilled	3,701	4,706

Accounts receivable, gross	57,658	49,750
Allowance for doubtful accounts	(4,644)	(5,090)

Accounts receivable, net	$53,014	$44,660

	December 31,
	2007	2008	2009

Allowance for doubtful accounts:
Balance at beginning of year	$4,832	$5,679	$4,644
Additions	2,694	3,139	1,756
Write-offs, net of recoveries	(1,847)	(4,174)	(1,310)

Balance at end of year	$5,679	$4,644	$5,090

7.	FAIR VALUE MEASUREMENTS

Certain of the Company’s financial and nonfinancial assets and liabilities are reported at fair value in the accompanying balance sheets in accordance with ASC 820. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets;

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

•

Level 3 – Significant inputs to the valuation model are unobservable (supported by little or no market activities). These inputs may be used with internally developed methodologies that reflect in the Company’s best estimate of fair value from the market participant.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

At December 31, 2008, there were no assets or liabilities measured at fair value on a recurring basis. The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 at each hierarchical level:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at December 31, 2009
Financial assets:
Marketable securities	$1,084	$—	$—	$1,084

Total financial assets	$1,084	$—	$—	$1,084

Financial liabilities:
Purchase consideration payables	$—	$—	$810	$810

Total financial liabilities	$—	$—	$810	$810

The fair value of cash, restricted cash, accounts receivable and payable, receivable from Parent, and other short-term financial assets and liabilities approximate carrying value due to their short-term nature or interest rates which are comparable to current market rates.

The valuation technique used to measure fair value for our Level 1 assets is a market approach, using prices and other relevant information generated by market transactions involving identical or comparable assets. There is no public market for the purchase consideration payables included in Level 3. As a result, there are no market-based price points available for comparison or any public information that could be used as a benchmark. Therefore, we used a model-based approach to measure fair value for our Level 3 liabilities. The model-based approach included assumptions in the following areas: time to maturity, probability the contingent payments will be payable in the future, and risk-free rate.

The following table summarizes changes in Level 3 liabilities measured at fair value on a recurring basis:

	Balance at December 31, 2008	Total realized and unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income	Total realized and unrealized gains (losses) included in minority interests	Purchases, sales, issuances, settlements, net	Balance at December 31, 2009
Financial liabilities:
Purchase consideration payables	$—	$—	$—	$—	$810	$810

Total financial liabilities	$—	$—	$—	$—	$810	$810

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

8.	PROPERTY AND EQUIPMENT

Depreciation expense was $3,084, $4,201 and $3,122 for the years ended December 31, 2007, 2008 and 2009, respectively. The following table summarizes the Company’s property and equipment as of December 31:

	2008	2009

Leasehold improvements	$411	$37
Furniture and fixtures	2,924	3,334
Office equipment	1,494	2,464
Computer equipment	6,626	7,480
Other	1,531	1,531

	12,986	14,846
Less: Accumulated depreciation	(7,275)	(9,558)

Property and equipment, net	$5,711	$5,288

9.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

	Software	SaaS	Total

Balance at January 1, 2008	$145,380	$—	$145,380
Foreign currency adjustment	(8,909)	—	(8,909)
Goodwill acquired during the year	(322)	—	(322)
Subsequent realization of tax benefit from acquired companies	(572)	—	(572)
Unrecognized income tax benefits of uncertain positions	410	—	410

Balance at December 31, 2008	135,987	—	135,987

Foreign currency adjustment	2,956	—	2,956
Goodwill acquired during the year	6,724	9,950	16,674

Balance at December 31, 2009	$145,667	$9,950	$155,617

Subsequent utilization of tax benefits from acquired companies represents the release of valuation allowances on deferred tax assets existing at the time the acquisitions occurred.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

10.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortizable intangible assets as of December 31:

	2008			2009
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net

Capitalized software:
Capitalized software	$37,803	$(18,364)	$19,439	$40,189	$(27,117)	$13,072
Acquired technologies	40,735	(27,527)	13,208	46,504	(33,358)	13,146

Total capitalized software	78,538	(45,891)	32,647	86,693	(60,475)	26,218

Other intangible assets:
Customer base and contracts	51,240	(20,327)	30,913	60,985	(24,745)	36,240
Trademarks	2,095	(624)	1,471	2,694	(996)	1,698

Total other intangible assets	53,335	(20,951)	32,384	63,679	(25,741)	37,938

Total Intangible Assets	$131,873	$(66,842)	$65,031	$150,372	$(86,216)	$64,156

The intangible assets with definite useful lives are amortized on the greater of straight-line method over the estimated economic lives of the assets or in proportion to expected undiscounted cash flows. The Company had trademarks not subject to amortization with carrying values of $7,876 as of December 31, 2008 and 2009.

The following table summarizes the actual amortization expense and the estimated amortization expense for each of the past three years and each of the following five years based on the current amount of capitalized software and other intangible assets subject to amortization:

	Cost of Revenue		Operating Expenses
Year ended December 31:	Capitalized Software	Acquired Technologies	Other Intangible Assets	Total
Actual:
2007	$5,851	$7,010	$5,564	$18,435
2008	$9,020	$6,761	$6,828	$22,609
2009	$8,965	$5,443	$4,533	$18,941
Estimated:
2010	$11,149	$5,675	$4,817	$21,641
2011	$1,924	$4,176	$4,652	$10,752
2012	$—	$1,631	$3,827	$5,458
2013	$—	$920	$3,338	$4,258
2014 and thereafter	$—	$742	$21,387	$22,129

11.	RELATED PARTY TRANSACTIONS

The combined and consolidated financial statements reflect allocations between the Company and CDC Corporation of certain costs incurred by either the Company or CDC Corporation on behalf of the other party. Refer to Note 2 for discussion of corporate overhead allocations.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Historically, transactions between the Company and CDC Corporation have been accounted for as either a Receivable from Parent or Short-term Loan from Parent. During 2009, the Short-term Loan from Parent was repaid and the outstanding Receivable from Parent of $34,166 was classified as a non-current asset in accordance with the Loan Agreement entered into between the Company and CDC Corporation on February 24, 2010 (Note 22).

In addition to the transactions and balances detailed elsewhere in these combined and consolidated financial statements and notes thereto, the Company had certain receivable and short-term loan balances due from and due to other companies under common control of CDC Corporation in the net payable amount of $19,530 and net receivable amount of $34,166 for the years ended December 31, 2008 and 2009, respectively. The net loan and net receivable amounts are comprised of the following Receivable from Parent and Short-term Loan from Parent:

•

Net receivable from Parent balances of $14,197 and $34,166 at December 31, 2008 and 2009, respectively, arose from the selling of goods and services, allocation of overhead costs to wholly owned subsidiaries of the Parent, and payments made on behalf of the Parent. Prior to February 24, 2010, these balances were unsecured and payable upon demand. The average net interest-bearing receivable during 2009 was $22,295. Included in the net receivable at December 31, 2008 are interest-bearing receivables in the amount of $45,323 and interest-bearing payables in the amount of $12,507. The average net interest-bearing receivable during 2008 was $14,195. Prior to August 2009, interest was applied at 6 months LIBOR plus 2%. Upon the effectiveness of the Registration Statement in August 2009, these balances bear interest at the higher of either: (a) four percent per annum or (b) the LIBOR rate plus two and a half percent, per annum.

•

Short-term loan from Parent is primarily related to repayment of loan from Parent and overhead allocations to Parent. Prior to August 2009, these amounts were unsecured, payable upon demand and beared no interest.

The changes in the net receivable and net loan amounts as of December 31, 2008 and 2009 are as follows:

	Receivable from Parent	Short-term loan to Parent	Net receivable (loan)
Balance at January 1, 2008	$8,555	$(51,848)	$(43,293)
Borrowings from Parent (advances to Parent)	(3,784)	15,596	11,812
General and administrative expenses allocated to Parent	8,956	3,423	12,379
Interest income from Parent	639	—	639
CDC Corporation shares and stock options issued as consideration for the acquisition of subsidiaries	—	(898)	(898)
Foreign currency adjustment	(169)	—	(169)

Balance at December 31, 2008	14,197	(33,727)	(19,530)

Borrowings from Parent (advances to Parent)	12,702	29,961	42,663
General and administrative expenses allocated to Parent	6,143	3,991	10,134
Interest income from Parent	838	—	838
CDC Corporation shares and stock options issued as consideration for the acquisition of subsidiaries	—	(225)	(225)
Foreign currency adjustment	286	—	286

Balance at December 31, 2009	$34,166	$—	$34,166

The Company had revenue from sales to franchise partner investees accounted for under the cost method in the amount of $530, $1,276, and $1,569 for the years ended December 31, 2007, 2008 and 2009. These amounts are recorded on a net basis and included in Royalties from related parties in the combined statements of operations.

In December 2008 (Effective Date), CDC Corporation entered into an Executive Services Agreement (the Agreement) with Asia Pacific Online Limited (APOL), in which APOL agreed to provide certain Services of Peter Yip (the Executive) as the Chief Executive Officer and Vice-Chairman of CDC Corporation. The December 2008 Agreement amends and extends the previously executed Executive Services Agreement dated April 2006. Under the terms of the Agreement, Peter Yip received cash payments consisting of:

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

•

$1,000 one-time cash bonus upon execution of the Agreement of which $51 was allocated to the Company and is included in general and administrative expenses on the combined statement of operations for the year ended December 31, 2008;

•

$1,175 in compensation for providing Services to CDC Corporation of which $362 was allocated to the Company and is included in general and administrative expense on the consolidated statement of operations for the year ended December 31, 2009; and

•

$350 upon the effectiveness of a Registration Statement for an IPO of CDC Software in August 2009 and is included in general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2009.

Under the terms of the Agreement, APOL was granted the following options under the CDC Corporation 1999 Stock Option Plan:

•	2,400,000 share options to purchase CDC Corporation’s Class A common stock at an exercise price of $0.87 per share under the 2006 Agreement (“Existing Options”);

•	2,399,999 share options to purchase CDC Corporation’s Class A common stock at an exercise price of $0.87 per share under the 2006 Agreement (“Contingent Options”); and

•	900,000 share options to purchase CDC Corporation’s Class A common stock at an exercise price of $1.29 per share under the 2008 Agreement (“New Options”).

These Existing Options and New Options vest in equal quarterly installments over an eighteen month period from the Effective Date. The Contingent Options vest in installments upon achievement of specified milestones as follows:

•

a public listing of a wholly-owned subsidiary of CDC Corporation or a special purpose acquisition company on a recognized stock exchange outside of Hong Kong and the PRC and listed independently of CDC Corporation;

•	a public listing of a CDC Corporation subsidiary subsequently acquired after the date of the Agreement;

•	a public listing of any other business acquired by CDC Corporation after the date of this agreement or the acquisition of at least 20% of a company listed on a recognized stock exchange;

•	completion of a convertible bond offering of at least $50 million; and

•	completion of a pre-IPO investment of at least $25 million in a wholly-owned subsidiary of the Company by a major private equity, buyout, hedge fund or strategic investor.

The Company was allocated $169 and $1,033 of compensation expense related to the vesting of these options which is included in general and administrative expenses on the combined and consolidated statement of operations for the years ended December 31, 2008 and 2009, respectively.

Effective January 1, 2010, CDC Software entered into an Executive Services Agreement (CDC Software ESA) with APOL and Peter Yip for a three year term. The CDC Software ESA provides that APOL shall receive, in exchange for Peter Yip’s services as Chief Executive Officer of the Company, the following cash and equity-based compensation:

•	annual cash remuneration, payable monthly in arrears as a Management Fee in the aggregate amount of $800 per year; and

•

a potential cash bonus of up to $800 per year, payable in amounts of up to $200 per quarter, promptly after the Company’s quarterly earnings announcements, based upon the Company’s Adjusted EBITDA performance for such quarter.

On September 11, 2009, APOL was granted options to purchase 299,084 class A ordinary shares under the Company’s 2009 Stock Incentive Plan, at an exercise price of $8.45 per share, which options shall vest in equal quarterly installments over three years and expire on September 11, 2016.

On March 1, 2010, APOL was also granted options to purchase 250,000 class A ordinary shares under the Company’s 2009 Stock Incentive Plan, at an exercise price of $10.15 per share, which options shall vest in equal quarterly installments over three years and expire on March 1, 2017.

12.	SHORT-TERM BANK LOANS

At December 31, 2008 and 2009, the Company’s short-term bank loans balance of $5,879 and $4,364, respectively, consisted of capital leases of $528 and $642 at December 31, 2008 and 2009, respectively and a credit facility with an outstanding balance of $5,347 and $3,721 as of December 31, 2008 and 2009, respectively. A subsidiary of the Company has a credit facility with a

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

financial institution in which the subsidiary may borrow up to $6,300 in 2008 and $6,000 in 2009. This credit facility had an outstanding balance of $5,347 and $3,721 as of December 31, 2008 and 2009, respectively and the unused portion was $953 and $2,279 at December 31, 2008 and 2009, respectively. Accrued unpaid interest is payable monthly based upon the higher of LIBOR for the applicable interest rate period plus 2.2% per annum or 5.0% with 5% floor (5% and 5% at December 31, 2008 and 2009, respectively). The credit facility is secured by the assets of the subsidiary. As of December 31, 2009, the Company is in compliance with the leverage ratio covenant of less than 3.50% and fixed charge coverage ratio covenant of greater than 1.25%.

13.	CONVERTIBLE NOTES OF CDC CORPORATION

In November 2006, CDC Corporation (“Parent”) issued $168,000 in aggregate principal amount of unsecured 3.75% senior exchangeable convertible notes due 2011 (the “Notes”) to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act.

While the maturity date of the Notes is November 13, 2011, the Notes contain provisions that, subject to certain terms and conditions, may require Parent to repurchase all or any portion of an outstanding Note held by a note holder, in cash, for an amount equal to the sum of: (i) the principal of the Note; (ii) all accrued and unpaid interest; and (iii) such additional amounts as are set forth in the Notes (the “Holder Redemption Provision”). The accrued and unpaid interest amount included in the Holder Redemption Provision is based on an interest premium of 12.5%, applied retrospectively as of the issue date. Furthermore, if a Qualified IPO, as defined in the Notes, has not occurred prior to the maturity date, the interest rate on such Note increases from 3.75% to 12.5%, applied retrospectively to the principal of such Note as of the issue date.

Between December 2008 and December 2009, CDC Delaware Corp. a wholly-owned subsidiary of Parent (“CDC Delaware”) repurchased an aggregate of $126,775 in principal amount of Notes. As of December 31, 2009, an aggregate of $166,000 in principal amount of Notes was outstanding, with $41,225 held among affiliates of Evolution Capital Management (“Evolution”), and the remaining $124,775 held by CDC Delaware.

On November 11, 2009, CDC Delaware executed an Amendment No. 1 to Notes and Note Purchase Agreement related thereto (the “Note Purchase Agreement”) that amended the Notes and Note Purchase Agreement, (collectively, the “Amendments”) to: (i) amend the definition of Qualified IPO to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a Qualified QIPO, via the definition of Minimum IPO Amount, as defined in the Notes, from $100,000 to $40,000.

As a result of these Amendments, Parent believes that the Holder Redemption Provision, which would have required Parent to pay, not later than December 16, 2009, an aggregate of approximately $52,047 (the “Put Amount”), is both no longer exercisable by such holder, and is no longer of any force or effect.

Notwithstanding the foregoing, later in November 2009, Parent received a redemption notice from Evolution demanding payment of the Put Amount.

On December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against CDC Corporation in the Supreme Court of the State of New York, County of New York, and demanding payment of the Put Amount together with default interest, totaling in excess of $53,000 (the New York Case”). Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in the New York Case.

Although it is not currently required to do so, in the event that Parent is required to settle the full amount of the potential Note obligations, it would not have sufficient liquidity to do so and would need to obtain cash from its subsidiaries, including CDC Software, in the form of additional intercompany borrowings or dividends.

Neither the Company nor any of its subsidiaries has pledged any of its or their assets or properties to secure the obligations of Parent under the Notes, nor has the Company or its subsidiaries guaranteed Parent’s performance of its obligations under the Notes. The Notes represent an obligation of Parent and not an obligation of the Company or any of its subsidiaries.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

As a result, the Company does not believe that any potential default by the Parent under the Notes (or other agreements entered into in connection with the issuance of the Notes) would have a material adverse effect on the business, financial position or results of operations of the Company or its subsidiaries.

14.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The component of accumulated other comprehensive income (loss) is as follows:

	Unrealized gain (losses) on available- for-sale securities	Foreign currency translation adjustments	Total

Balance at January 1, 2008	$—	$9,987	$9,987
Foreign currency translation adjustments	—	(13,567)	(13,567)

Balance at December 31, 2008	—	(3,580)	(3,580)

Unrealized losses, net of unrealized gains and income taxes on available-for-sale securities	(16)	—	(16)
Foreign currency translation adjustments	—	3,606	3,606

Balance at December 31, 2009	$(16)	$26	$10

15.	INCOME TAXES

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 40%. As of December 31, 2009, the Company’s primary tax jurisdictions are the U.S., Canada, and the United Kingdom with combined federal and state or provincial statutory tax rates of approximately 38%, 29%, and 28%, respectively.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Significant components of the provision for income taxes are as follows:

	Years ended December 31,
	2007	2008	2009

Current tax expense	$2,774	$3,171	$2,553
Deferred tax expense	6,725	1,706	3,776

Total income tax expense	$9,499	$4,877	$6,329

International
Current	$2,547	$2,552	$1,822
Deferred	5,649	1,859	2,300

Total international	8,196	4,411	4,122
U.S.
Current	228	620	731
Deferred	1,075	(154)	1,476

Total U.S.	1,303	466	2,207

Total income tax expense	$9,499	$4,877	$6,329

Income (loss) before provision for income taxes consists of the following:

	Years ended December 31,
	2007	2008	2009

International	$16,372	$476	$22,256
U.S.	(71)	3,381	6,215

Income before income taxes	$16,301	$3,857	$28,471

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Deferred tax assets and liabilities consist of the following:

	Years ended December 31,
	2008	2009
Deferred tax assets:
Short-term
Deferred revenue	$3,386	$3,181
Accruals and reserves	5,074	3,153
Other	962	1,160
Net operating loss carryforwards	4,100	2,921
Valuation allowance	(6,433)	(7,200)

Net short-term deferred tax assets	7,089	3,215

Long-term
Net operating loss carryforwards	44,872	34,160
Net capital loss carryforwards	1,016	1,186
Book and tax base differences on assets	2,254	4,066
Alternative minimum tax credit	818	922
Investment tax credit	1,993	3,129
Research and development	5,918	6,180
Other	5,432	6,499
Valuation allowance	(29,639)	(24,091)

Net long-term deferred tax assets	32,664	32,051

Total deferred tax assets	39,753	35,266

Deferred tax liabilities:
Short-term
Other	351	1,151

Total short-term deferred tax liabilities	351	1,151

Long-term
Acquired intangible assets	13,291	12,336
Capitalized software	6,357	4,292
Indefinite lived assets	2,521	2,499
Other	3,291	2,748

Total long-term deferred tax liabilities	25,460	21,875

Total deferred tax liabilities	25,811	23,026

Net deferred tax asset	$13,942	$12,240

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The reconciliation of income taxes computed at the respective statutory tax rates to the effective income tax provision recorded is as follows:

	Years ended December 31,
	2007	2008	2009

Income tax expense (benefit) computed at the respective statutory rates	$5,765	$1,788	$8,981
Changes in tax rates	1,839	660	(205)
Tax holiday concession	103	(178)	—
Alternative minimum tax	—	45	—
Non-deductible items	467	1,249	(219)
Uncertain tax positions	—	—	347
Accrual to return adjustments	613	382	70
Credits	(1,569)	—	—
Other	(88)	407	133
Change in acquisition goodwill affecting provision for income taxes	243	—	—
Change in valuation allowance affecting provision for income taxes	2,126	524	(2,778)

Total income tax expense from continuing operations	$9,499	$4,877	$6,329

The Company is permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly no deferred income tax liability related to its foreign subsidiaries unremitted earnings has been included in the Company’s provision for income taxes. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

Due to its history of losses, the Company does not believe that sufficient objective and positive evidence currently exists to conclude that the recoverability of certain of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances of $36,072 and $31,291 as of December 31, 2008 and 2009, respectively, to cover its net deferred tax assets. The valuation allowance for deferred tax assets decreased by $6,594 in 2008 and $4,781 in 2009. The changes were a result of management’s determination that it was more likely than not that some of the deferred tax assets would be realized based on profitability of certain entities.

At December 31, 2008 and 2009, the Company had world-wide net operating loss carryforwards of approximately $172,224 and $136,253, respectively for income tax purposes, $92,961 and $77,758 of which will expire from 2009 to 2029 and $79,263 and $58,496 of which can be carried forward indefinitely. In the U.S., the Company had federal and state net operating loss carryovers at December 31, 2008 and 2009 of $53,661 and $36,844, respectively, of which $51,317 and $33,104 are subject to significant limitation provisions. The limitation primarily results from Section 382 of the U.S. Internal Revenue Code, which limits the deduction for net operating loss carryforwards after a change in ownership. Future transactions and the timing of such transactions could cause an ownership change under Section 382 of the Internal Revenue Code that would further limit our net operating loss carryforwards. Such transactions may include our share repurchase program, additional issuances of common stock by us (including but not limited to issuances upon future conversion of our convertible senior notes), and acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or may accumulate in the future five percent or more of our outstanding stock. Many of these transactions are beyond our control.

Prior to the IPO transaction that occurred in August 2009, certain US subsidiaries of the Company were included in a consolidated federal income tax return with other subsidiaries of CDC Corporation that are not a part of CDC Software after the IPO. Those other subsidiaries might utilize loss carryforwards of the Company, or reduce the amount of loss carryforwards the Company was required to utilize to offset their current year income. However, the Company has computed and is reporting its tax provision as if it filed separate income tax returns, and its deferred tax assets reflect the net operating loss carryforwards as if separate returns were filed.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The following table summarizes the changes to the gross amounts of unrecognized tax benefits:

	Years ended December 31,
	2007	2008	2009

Balance at beginning of year	$7,406	$6,557	$6,784
Increases related to prior year tax positions	890	22	1,024
Decreases related to prior year tax positions	(3,450)	(495)	—
Increases related to current year tax positions	1,560	1,080	2,539
Settlements	—	(395)	(1,145)
Lapse of statute of limitations	—	—	(763)
Foreign currency adjustment	151	15	204

Balance at end of year	$6,557	$6,784	$8,643

These liabilities are primarily included as a component of long-term “Other liabilities” in the Company’s combined and consolidated balance sheets because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. As of December 31, 2009, $4,819 of unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

For the year ended December 31, 2007, 2008 and 2009, the company recognized an additional $243, $324 and $236 respectively, of interest and penalties related to its unrecognized income tax benefits in its income tax provision. As of December 31, 2007, 2008 and 2009, the Company’s cumulative unrecognized tax benefit accrual includes $548, $872 and $1,101 respectively, in interest and no penalties.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. The Company’s primary tax jurisdictions are the U.S., Canada, the United Kingdom, China, and Hong Kong. The statute of limitations for assessing tax remains open for the 1995 to 2009 periods in the U.S., and in other jurisdictions, for the period from 1999 to 2009.

Nanjing CDC Network Technology Company Limited (Nanjing), a subsidiary of CDC Software Investments Limited, is governed by the PRC Income Tax Laws. Under the PRC Income Tax Laws, enterprises satisfying certain criteria receive preferential tax treatment. Because Nanjing has obtained the status of “new high technology enterprise”, it is entitled to a reduced corporate income tax rate of 15.0% upon expiration of its tax holiday. Nanjing was granted a “tax holiday” for the exemption of PRC income tax for the first and second years of taxable profits and is entitled to a reduced corporate income tax rate of 12.5% for the third through fifth years of taxable profits. The 2009 fiscal year would be the second year of taxable profits. However Nanjing has sufficient accumulated losses to apply against these profits. Therefore the tax concession will not be utilized for the 2009 fiscal year.

Platinum Software Systems Company Limited (Platinum Shanghai) is governed by the PRC Income Tax Laws. Platinum Shanghai is registered within the Pudong District of Shanghai and is entitled to a reduced corporate income tax rate of 15.0% for 2009 fiscal year. The preferential rate will continue unless changed by statute. The tax concessions were $31 and $58 for the years ended December 31, 2008 and 2009, respectively, and the per share effects were approximately Nil and Nil for the year ended December 31, 2008 and 2009, respectively.

Pivotal Bangalore Software Development Private Limited (Pivotal India), a subsidiary of the Company established in India, is subject to Indian corporate income tax at a rate of 35%. Upon fulfilling certain criteria, Pivotal India is entitled to certain Indian corporate income tax exemptions due to its status as a “100% Software Export Oriented Unit” located in the Bangalore Software Technology Park. Management believes that the necessary criteria for tax exemption have been met for the full year of 2008 and 2009 and accordingly, no provision for Indian regular corporate income tax has been made for the years. The Company accrued tax at the alternative minimum tax rate of 11.3% and 15.0% for the years ended December 31, 2008 and 2009, and the tax concessions were $135 and $117 for the years ended December 31, 2008 and 2009, respectively, and the per share effect was Nil and Nil for the years ended December 31, 2008 and 2009. The corporate income tax exemption is available until March 31, 2011. Management believes that Pivotal India will fulfill the necessary criteria for tax exemption in future periods. The effect of the future tax exemptions will be recognized when the fulfillment of such criteria is ascertained.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

16.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the years ended December 31, 2007, 2008, and 2009, are calculated using the two-class stock method, which is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to participation rights in undistributed earnings. Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to controlling interest available to common stockholders by weighted-average common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing net income (loss) attributable to controlling interest available to common stockholders by weighted-average common shares outstanding during the period plus dilutive potential common shares. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

At December 31, 2009, the Company had 4,679,037 class A shares and 24,200,000 class B shares outstanding and these share amounts are being utilized for the calculation of basic and dilutive earnings (loss) per share for all periods presented prior to the completion of the initial public offering on NASDAQ. The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31:

	2007		2008		2009
	Class A Shares	Class B Shares	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Numerator:
Net income attributable to controlling interest	$4,950	$4,950	$(894)	$(894)	$22,273	$22,273
Earnings ratio	3.2%	96.8%	3.2%	96.8%	9.0%	91.0%

Allocated net income attributable to controlling interest	$158	$4,792	$(29)	$(865)	$1,996	$20,277

Denominator:

Weighted average shares outstanding - basic and diluted(1)	800,000	24,200,000	800,000	24,200,000	2,381,884	24,200,000

Net income attributable to controlling interest per share - basic and diluted	$0.20	$0.20	$(0.04)	$(0.04)	$0.84	$0.84

(1)

Prior to August 6, 2009, the Company had 24,200,000 class B ordinary shares and 800,000 class A ordinary shares outstanding and these share amounts are being utilized for the calculation of basic and dilutive earnings (loss) per share for all periods presented prior to the completion of the initial public offering on NASDAQ.

Anti-dilutive options of 678,375 have been excluded from the computation of diluted earnings (loss) per share for the years ended December 31, 2007, 2008, and 2009.

17.	SHARE CAPITAL

In April 2009, CDC Software authorized and issued 30,000,000 ordinary shares to CDC Software International. CDC Corporation owns 100% equity interest in CDC Software International. On August 3, 2009, the Company authorized and implemented a recapitalization effected through a repurchase and retirement of shares at par value in order to reduce the number of the Company’s issued, outstanding, and authorized common shares from 30,000,000 to 25,000,000. On August 6, 2009, the Company completed its initial public offering on NASDAQ. In conjunction with the initial public offering, the Company amended and restated its memorandum and articles of association to, among other things, authorize the issuance of 50,000,000 class A and 27,000,000 class B ordinary shares. The 25,000,000 ordinary shares issued and outstanding were re-designated as 24,200,000 class B ordinary shares and 800,000 class A ordinary shares, respectively, following the adoption of the amended and restated memorandum and articles of association.

The holder of each class A ordinary share is entitled to one vote per share and the holder of each class B ordinary share is entitled to ten votes per share on all matters upon which the class A and class B ordinary shares are entitled to vote.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The following table sets forth the number and price range of shares repurchased and retired during the year ended December 31, 2009:

2009
Class A common shares repurchased	120,963
Range of repurchase prices per share	$8.58 to $10.04

During the year ended December 31, 2009, the Company did not issue any shares from the exercise of stock options or under its employee stock purchase plan.

18.	STOCK-BASED COMPENSATION PLANS

Employees of CDC Software participate or have participated in certain share-based compensation plans of CDC Corporation and the Company as follows:

CDC Software International Corporation (formerly CDC Software Corporation) (“CDC Software International”) 2007 Stock Incentive Plan (the 2007 Plan)

The 2007 Plan was approved by the Parent as sole shareholder of CDC Software International, in February 2007. The purpose of the 2007 Plan was to provide incentives that would assist CDC Software International in attracting and retaining key employees, and to encourage such employees to increase their efforts to promote the business of CDC Software International, Parent, and their respective affiliates and subsidiaries. During 2007, the compensation committee and board of directors of CDC Software International granted an aggregate of 1,533,264 options to purchase class A common shares (the Shares) of CDC Software International (the 2007 Options). The 2007 Options were to vest on the effective date of an initial public offering of the Shares. During 2008, CDC Software International provided each holder of outstanding 2007 Options with the option to cancel their 2007 Options and receive, in replacement, a certain amount of stock appreciation rights relating to common shares of the Parent. Substantially all of the 2007 Options were cancelled, and none were exercisable as of December 31, 2008. CDC Software International does not intend to use the 2007 Plan in future periods.

CDC Software 2009 Stock Incentive Plan

In 2009, the Company adopted the 2009 Stock Incentive Plan (the 2009 Plan). The 2009 Plan is intended to make available incentives that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote our business and the business of our subsidiaries. Under such equity incentive plan, the Company may issue options to purchase up to 3,750,000 class A ordinary shares. As of December 31, 2009, of the 3,750,000 shares reserved for grant under the 2009 Plan, 2,866,749 shares remain available for future grant and there are 883,251 to be issued upon the exercise of outstanding options under the 2009 Plan. The 2009 Plan is administered by a committee of the Board of Directors, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period. Options granted under the 2009 Plan vest ratably over a period of 1 to 3 years, and have terms of 7 years.

The following table summarizes information concerning outstanding options and stock appreciation rights under the 2009 Plan at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value

$8.00-$10.00	883,251	6.70	$8.47	$—

December 31, 2009 outstanding	883,251			$—

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The following table summarizes information concerning exercisable options under the 2009 Plan at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value

$8.00-$10.00	72,924	6.70	$8.45	$—

December 31, 2009 exercisable	72,924			$—

The following table summarizes information concerning options expected under the 2009 Plan to vest at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value

$8.00-$10.00	486,196	6.70	$8.47	—

December 31, 2009 expected to vest	486,196			$—

A summary of the Company’s stock option activities under the 2009 Plan and related information for the year ended December 31, 2009 is as follows:

	2009
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	—	$—
Granted	895,084	$8.47
Forfeited	(11,833)	$8.45
Exercised	—	$—

Outstanding at the end of the year	883,251	$8.47

Exercisable at the end of the year	72,924

Weighted-average grant-date fair value of options granted during the year	$3.89

Intrinsic value of options exercised during the year	$—

Compensation expense charged to operations during the year ended December 31, 2009, relating to stock options was $232. As of December 31, 2009, the Company had unrecognized compensation expense of $2,054 before taxes, related to stock option awards. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 1.5 years.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The fair value of options that vested during the year ended December 31, 2009, was not significantly different than the amount of stock compensation expense that was charged to operations during the year ended December 31, 2009 under ASC 718 as disclosed within Note 2. No options were exercised during the year ended December 31, 2009.

Management estimated the fair value of stock option awards on the date of grant or modification using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term the main inputs into the model are estimated by management based on historical performance and management’s expectations of future results on the date of grant or modification. The fair value of each option grant was estimated at the date of grant or modification using the following weighted average assumptions:

2009
Range of U.S. risk-free interest rates	2.19% - 2.34%
Weighted expected life of options	6 years
Range of volatility	45.00%
Dividend yield	Nil

2009 Employee Share Purchase Plan

During 2009, the Company established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Shares during the relevant six-month plan period. Qualifying employees are allowed to contribute a maximum of $12.5 during the relevant six-month plan period. The maximum number of Shares issuable under the plan is 500,000, and a maximum of 100,000 Shares will be available for issuance during each plan period. The Company accounts for the employee share purchase plan under ASC 718 and compensation expense charged to operations for the year ending December 31, 2009 relating to the employee share purchase plan was Nil.

CDC Corporation 2005 Stock Incentive Plan

On November 4, 2005, the shareholders of CDC Corporation approved the 2005 Stock Incentive Plan (the 2005 Plan). The purpose of the 2005 Plan is to make available incentives, including alternatives to stock options that will assist CDC Corporation to attract and retain key employees and to encourage them to increase their efforts to promote the business of CDC Corporation and its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash. During 2007, options for the purchase of an additional 10,000,000 class A common shares of CDC Corporation (Shares) were approved by the shareholders of CDC Corporation, which increased the options available for grants for the purchase of Shares to 30,000,000.

Subject to adjustments under certain conditions, the maximum aggregate number of Shares which may be issued pursuant to all awards under the 2005 Plan is the aggregate number of Shares available for future grants and Shares subject to awards which expire or are cancelled or forfeited under CDC Corporation 2005 Stock Option Plan (the 2005 Plan). As of December 31, 2009, of the 30,000,000 Shares reserved for grant under the 2005 Plan, 8,220,580 Shares remain available for future grant by CDC Corporation, and there are 15,058,991 total Shares to be issued upon the exercise of outstanding options under the 2005 Plan, of which 2,531,007 Shares relate to employees of the Company. The 2005 Plan is administered by a committee of the board of directors of CDC Corporation, which will determine, at its discretion, the number of shares subject to each option granted and the related exercise price and option period.

CDC Corporation 1999 Stock Option Plan

CDC Corporation’s 1999 Plan, was replaced by the 2005 Plan. Under the 1999 Plan, CDC Corporation directors, executive officers and employees were eligible to receive options of CDC Corporation. Pursuant to the 1999 Plan, as amended, options could be granted to directors, executive officers, employees and consultants of CDC Corporation and its subsidiaries. Upon adoption of the 1999 Plan, 12,000,000 Shares were reserved for issuance to employees of, and consultants and advisors to CDC Corporation and its subsidiaries. During 2000, options for the purchase of an additional 8,000,000 Shares were made available, which increased the options available for grants for the purchase of Shares to 20,000,000. Options granted under the 1999 Plan vested ratably over a period of 1 to 4 years, and have terms of 7 to 10 years.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The following table summarizes information concerning outstanding options and stock appreciation rights, as it is related to grants made by CDC Corporation to the Company’s employees, at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value

$0.43-$0.95	202,156	5.94	$0.84	$281
$1.06-$1.98	61,877	5.70	$1.70	$33
$2.05-$2.99	940,368	5.56	$2.56	$—
$3.02-$3.80	613,676	5.81	$3.25	$—
$3.95-$5.00	441,085	4.61	$4.33	$—
$5.06-$9.94	301,517	5.09	$6.40	$—
$10.66-$19.19	9,780	0.53	$15.20	$—
$21.62-$29.92	1,300	0.33	$29.63	$—
$32.13-$48.41	6,740	0.25	$33.99	$—

December 31, 2009 outstanding	2,578,499			$314

The following table summarizes information concerning exercisable options and stock appreciation rights, as it is related to grants made by CDC Corporation to the Company’s employees, at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value

$0.43-$0.95	53,135	7.09	$0.68	$82
$1.06-$1.98	24,084	7.17	$1.73	$12
$2.05-$2.99	434,030	8.10	$2.58	$—
$3.02-$3.80	607,550	5.82	$3.25	$—
$3.95-$5.00	416,085	4.61	$4.33	$—
$5.06-$9.94	295,222	5.70	$6.38	$—
$10.66-$19.19	9,780	0.53	$15.20	$—
$21.62-$29.92	1,300	0.33	$29.63	$—
$32.13-$48.41	6,740	0.25	$33.99	$—

December 31, 2009 exercisable	1,847,926			$94

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The following table summarizes information concerning options and stock appreciation rights expected to vest, as it is related to grants made by CDC Corporation to the Company’s employees, at December 31, 2009:

Exercise price range	Shares	Weighted- average remaining contractual life (in years)	Weighted- average exercise price per share	Aggregate intrinsic value

$0.43-$0.95	53,388	9.21	$0.92	$70
$1.06-$1.98	22,480	8.93	$1.68	$12
$2.05-$2.99	235,549	8.63	$2.52	$—
$5.06-$9.94	2,314	7.60	$7.27	$—

December 31, 2009 expected to vest	313,730			$82

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

A summary of CDC Corporation stock option and stock appreciation rights activities and related information for the years ended December 31, 2007, 2008 and 2009, as it pertains to grants made to the Company’s employees, is as follows:

	2007
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	3,208,778	$4.65
Granted	204,000	$7.34
Forfeited	(332,060)	$6.89
Exercised	(790,914)	$3.81

Outstanding at the end of the year	2,289,804	$4.51

Exercisable at the end of the year	1,502,288

Weighted-average grant-date fair value of options granted during the year	$4.09

Intrinsic value of options exercised during the year	$3,931

	2008
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	2,289,804	$4.51
Granted	1,021,217	$2.43
Forfeited	(758,845)	$4.94
Exercised	(21,169)	$2.62

Outstanding at the end of the year	2,531,007	$3.58

Exercisable at the end of the year	1,469,288

Weighted-average grant-date fair value of options granted during the year	$1.23

Intrinsic value of options exercised during the year	$26

	2009
	Options Outstanding	Weighted- average exercise price
Outstanding at the beginning of the year	2,531,007	$3.58
Granted	134,317	$0.94
Forfeited	(67,398)	$4.40
Exercised	(19,427)	$1.56

Outstanding at the end of the year	2,578,499	$3.47

Exercisable at the end of the year	1,847,926

Weighted-average grant-date fair value of options granted during the year	$0.55

Intrinsic value of options exercised during the year	$19

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

CDC Corporation accounts for stock appreciation rights in accordance with ASC 718. Stock appreciation rights are settled in Shares and have similar characteristics as stock options. CDC Corporation issued 204,000, 1,021,217 and 134,317 stock appreciation rights in 2007, 2008 and 2009, respectively to employees of the Company. Included in the number of options are 1,258,007, 1,592,069, and 1,809,538 stock appreciation rights outstanding at December 31, 2007, 2008 and 2009, respectively.

Compensation expense charged to operations during the years ended December 31, 2007, 2008 and 2009 relating to stock options and stock appreciation rights was $1,251, $1,240 and $1,253, respectively. As of December 31, 2009, the Company had unrecognized compensation expense of $1,308 before taxes, related to stock option awards and stock appreciation rights. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 0.9 years.

The fair value of options that vested during the years ended December 31, 2007, 2008 and 2009 was not significantly different than the amount of stock compensation expense that was charged to operations during the years ended December 31, 2007, 2008 and 2009 under ASC 718 as disclosed within Note 2. Net cash proceeds received by CDC Corporation from the exercise of stock options held by employees of the Company during the years ended December 31, 2007, 2008 and 2009 were $2,935, $55 and $30, respectively.

Management estimated the fair value of stock option awards on the date of grant or modification using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term the main inputs into the model are estimated by management based on historical performance and management’s expectations of future results on the date of grant or modification. The fair value of each option grant was estimated at the date of grant or modification using the following weighted average assumptions:

2009
Range of U.S. risk-free interest rates	1.75% - 2.43%
Weighted expected life of options	5.6 years
Range of volatility	63.60%
Dividend yield	Nil

2004 Employee Share Purchase Plan

During 2004, CDC Corporation established and implemented an employee share purchase plan, which qualified as a non-compensatory plan under Section 423 of the U.S. Internal Revenue Code. The plan allows qualified employees to purchase Shares during the relevant six-month plan period. For the years ended December 31, 2007 and 2008, qualifying employees were allowed to purchase up to 1,000 Shares for each plan period. During 2009 the plan was amended to allow qualified employees to contribute a maximum of $12.5 during the relevant six-month plan period. The maximum number of Shares issuable under the plan is 2,000,000, and a maximum of 300,000 shares will be available for issuance during each plan period. CDC Corporation accounts for the employee share purchase plan under ASC 718 and compensation expense charged to operations for the years ending December 31, 2007, 2008 and 2009 relating to the employee share purchase plan was $444, $308, and $103, respectively.

19.	CONCENTRATION OF RISKS

The Company is exposed to market risk from changes in foreign currency exchange rates and, to a lesser extent, interest rates, which could affect its future results of operations and financial condition. The Company manages the exposure to these risks through its operating and financing activities.

Foreign Currency Exchange Rate Risk

Most of the Company’s monetary assets and liabilities are denominated in Australian dollars, Canadian dollars, Euros, British pounds, Hong Kong dollars, Swedish Krona, Chinese Renminbi, or RMB, and U.S. dollars. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted and vary from expectations. The effect of foreign exchange rate fluctuations on the Company’s financial results for the years ended December 31, 2008 and 2009 was not material.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The RMB is not freely convertible into foreign currencies. On January 1, 1994, the Chinese government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risks consist principally of accounts receivables, deposits, prepayments and other receivables, and amounts due from the Parent. The maximum amount of loss would be $62,905 and $90,753 for the years ended December 31, 2008 and 2009, respectively, if the counterparties for these instruments failed to perform.

The Company maintains cash and cash equivalents and restricted cash with various financial institutions in the countries in which it operates. The Company has in its policies to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments.

Concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the Company’s customer base. The Company generally does not require collateral for accounts receivable.

Concentration of Business Risk

Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 12.3%, 10.5%, and 9.1% of the Company’s revenue for the years ended December 31, 2007, 2008 and 2009, respectively.

20.	CONTINGENCIES AND COMMITMENTS

Contingencies

The Company, including its affiliates and subsidiaries, is currently and from time to time may become, subject to claims and other disputes. Except as described below, the Company is not currently subject to any such claims that it believes could reasonably be expected to have a material and adverse effect on its business, results of operations and financial condition.

Marjorie Fudali. In June 2003, Marjorie Fudali (“Fudali”) filed a civil action in the United States District Court for the District of Columbia against Pivotal Corporation, a company organized under the laws of British Columbia (“Pivotal”), alleging that she was owed commission in the amount of $400 plus override commissions under a compensation plan allegedly agreed between her and a former senior executive of Pivotal, and wages under District of Columbia wage laws. In early 2004, Pivotal’s motion to dismiss the wage law claim was granted. In July 2004, Fudali amended her claim to add a promissory estoppel ground. In August 2004, Pivotal filed a motion for summary judgment, which was denied by the Court, ruling that factual disputes existed, which should be resolved at trial. Shortly before the jury trial which was scheduled to occur in January 2007, Fudali alleged that new facts came into light and amended her damages claim to $2,300. As a result, the jury trial was adjourned. The jury trial took place in October 2007, and a verdict against Pivotal was returned. The Court ordered Fudali to provide a calculation of the amount to which Fudali believed she was entitled based on the verdict. Fudali provided two alternative calculations, in the amounts of $1,900 and $1,800. Pivotal challenged those calculations. In November 2008, the Court found that two of Pivotal's challenges could not yet properly be raised, but upheld the remainder of the challenges. The Court thus entered judgment for Fudali in the amount of $1,200. Pivotal challenged that amount on the grounds the Court deferred in November 2008. Post-judgment discovery requests were received from Fudali’s counsel, and in February 2009, Pivotal filed a motion for protection from the discovery request. In April 2009, the Court denied Pivotal’s motion for protection and required Pivotal to either provide the information requested by Fudali’s counsel or post a bond in the amount of the current judgment. In April 2009, Pivotal posted a bond in the amount of $1,200 with respect to this matter. Post-judgment discovery is ongoing and the Company is continuing efforts to limit enforceability of the judgment the Pivotal Corporation U.S. subsidiary. The Company accrued $750 for this matter at December 31, 2008 and 2009.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Pure Biosciences. In June 2007, Pure Biosciences (“Pure”) filed a complaint in the Southern District of California asserting claims for breach of contract, breach of express warranty, breach of implied warranty of merchantability, breach of the implied warranty of fitness for a particular purpose, and rejection of goods and/or revocation of acceptance related to a Software License and Professional Services Agreement and related Statement of Work and Master Work Order Pure entered into with Ross in March 2006. In August 2007, Ross filed a motion to dismiss the complaint. Pure did not respond to Ross’s motion, but instead filed an amended complaint in October 2007. In November 2007, Ross filed a second motion to dismiss, and in an order dated April 4, 2008, the Court granted Ross’s motion without prejudice. Pure filed its Second Amended Complaint in May 2008 asserting claims for breach of contract, breach of express warranty, and rejection of goods/revocation of acceptance and seeking attorney’s fees and damages of at least $200. Ross filed its third motion to dismiss in May 2008 and Pure filed its response in June 2008. In September 2008, the Court denied Ross’s motion to dismiss. Later in September 2008, Ross filed its answer and counterclaim to Pure’s Second Amended Complaint. Ross counterclaims included causes of actions for breach of contract and quantum merit (unjust enrichment). In December 2009, the parties participated in a mandatory settlement conference and reached a full and complete settlement of the dispute.

Vertical Computer Systems, Inc. / NOW Solutions LLC (“Vertical” or “NOW”). In February 2003, Vertical Computer Systems (on behalf of itself and on behalf of NOW Solutions) filed a civil action in the state court in New York, New York, against our subsidiary Ross Systems, Inc. and others alleging, among other things, breach of contract, claims under contractual indemnifications and fraud arising from the February 2001 sale of assets from Ross’s HR/Payroll division to NOW Solutions.

The action sought $5,000 in damages. In March 2004, Ross Systems filed a separate civil action against NOW in state court in New York, New York seeking payment of the final $800 installment due under a promissory note executed by NOW in connection with the February 2001 HR/Payroll division asset sale. In September 2007, the Court entered a final judgment against Ross Systems. In November 2007, Ross Systems commenced its appeal from the Court’s trial rulings. On February 10, 2009, the Appellate Division of the First Department affirmed the trial Court’s rulings in favor of NOW. As a result, as of February 2007, the total judgment against Ross Systems was $3,200 plus $35 in post judgment interest. In March 2009, Ross Systems filed a motion for re-argument or leave to appeal the Appellate Court’s decision. In March 2009, in respect of its September 2007 judgment, NOW obtained an ex parte order directing the release, to NOW, of approximately $3,150 previously deposited by Ross Systems into escrow with the Court pending appeal. We accrued $3,200 and $3,500 at December 31, 2007 and 2008, respectively, in connection with this matter. In August, 2009, the parties entered into settlement discussions, and reached a full and final settlement of all claims, in September 2009.

Sunshine Mills. In May 2008, Sunshine Mills, Inc. (“Sunshine Mills”) filed a complaint in the Circuit Court of Franklin County, Alabama alleging various tort-based and other causes of action, for an unspecified amount of damages, relating to the sale and implementation of a Ross ERP system. The claim filed by Sunshine Mills did not specify the amount of damages claimed. A trial date has not been set in this matter and discovery is ongoing. The Company intends to vigorously defend such action. The Company accrued nil and $118 for this matter at December 31, 2008 and 2009, respectively.

A. Menarini Industrie Farmaceutiche Riunite. In February 2009, the Company and a subsidiary of the Company, Grupo CDC Software Iberica, SL (“Ross Systems Iberica”) received a letter from A. Menarini Industrie Farmaceutiche Riunite (“A. Menarini”), a company which licensed Ross’s iRennaissance product (Iren) under a Software License Agreement dated March 31, 1999. A. Menarini alleges that, in 2008, it identified certain failures in the Iren software that relate to French VAT on service transactions, and which have allegedly lead to the loss of VAT credits by A. Menarini and its affiliates. As a result, A. Menarini has asserted that it has suffered damages of approximately $14,000, and asserted claims therefore. In February 2009, the Company responded to these claims and denied the merit of, and any liability with respect to, such claims. In March 2009, the Company and Ross Systems Iberica received a summons to appear in the Commercial Court of Evry in April 2009 and an order permitting the appointment of a special master to investigate this dispute. A hearing on the request for appointment of a special master was held in April 2009 and in May 2009 the special master declined to rule on the matter. The special master’s ruling was reversed on appeal and the matter will proceed with examination by an independent technical expert. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable. The Company intends to continue to vigorously dispute this matter.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Cerro Wire. In June 2009, Cerro Wire, Inc. (“Cerro Wire”) filed a complaint in the Circuit Court of Morgan County, Alabama alleging tort and contract causes of action relating to the sale and implementation of a Ross ERP system and seeking damages of approximately $430. In August 2009, the Company filed an Answer denying all claims and asserting a counterclaim for unpaid fees. Discovery in this matter is ongoing. The Company intends to vigorously defend this action. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

Hanna’s Candles. In October 2009, Hanna’s Candles, Inc. (“Hanna Candles”) filed a complaint in the Circuit Court of Washington County, Arkansas, for an unspecified amount of damages, alleging fraud and contract claims relating to the sale and implementation of a Ross ERP system. In November 2009, Ross removed this action to the U.S. District Court for the Western District of Arkansas and filed an answer denying all claims and a counterclaim for unpaid fees. Discovery is ongoing. The Company intends to vigorously defend this action. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

AERT. In November 2009, Advanced Environmental Recycling Technologies, Inc. (AERT) filed a complaint in the Circuit Court of Washington County, Arkansas, alleging tort- and contract-based claims relating to the sale and implementation of a Ross ERP system, for an unspecified amount of damages. In December 2009, the Company filed an answer denying all claims and a counterclaim for unpaid fees. Discovery is ongoing. The Company intends to vigorously defend this action. Management of the Company considers the outcome of this matter to be uncertain and the amount of any expenditure from this matter is not estimable.

The export and re-export of certain of the Company’s products to, and the provision of the Company’s services to customers in, certain countries are subject to U.S. export control laws and related regulations, including the Export Administration Regulations (“EAR”), 15 C.F.R. Parts 730 et seq., administered by the U.S. Department of Commerce. In 2007, the Company discovered potential violations of the U.S. export control laws and regulations involving the sale of software to a customer in Syria by a reseller. In April 2009, the Company filed with the Bureau of Industry and Security of the U.S. Commerce Department an initial voluntary self-disclosure, and in September 2009, filed a supplemental narrative thereto. The Company does not believe any such potential violations will result in material governmental sanctions. However, the Company cannot provide assurance that the U.S. Department of Commerce will not bring charges against it with respect to any violations ultimately found to have occurred or that any such charges will not result in the imposition of sanctions or penalties having a material adverse impact on our business, financial condition or results of operations. The Company accrued an immaterial amount at December 31, 2008 and December 31, 2009, related to potential penalties.

184 Front Street Ltd. In March 2009, 184 Front Street Ltd. obtained a default judgment against our subsidiary, Pivotal Corporation, in the amount of $400, in the Ontario Superior Court of Justice, representing accelerated rental amounts payable under a lease for Pivotal’s former premises in Toronto, Ontario, Canada. Management intends to vigorously defend such action. The Company accrued $400 for this matter at December 31, 2009.

King & Spalding LLP. In April 2010, King & Spalding LLP filed suit against the Company and certain of its affiliates, in the Superior Court of Fulton County, Georgia, in the amount of $397 plus interest and costs, alleging breach of contract, promissory estoppels and unjust enrichment, relating to non-payment of disputed invoices. Management intends to vigorously defend such action. The Company accrued $397 for this matter at December 31, 2009.

Commitments

As of December 31, 2009, the Company had future minimum lease payments under non-cancelable operating leases due as follows:

Year ending December 31,
2010	$6,265
2011	4,751
2012	2,736
2013	1,665
2014	1,283
Thereafter	841

$17,541

The Company recorded rental expense of $11,727, $12,920, and $9,249 and sublease income of $3,013, $3,536, and $2,253 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the Company had future minimum rentals to be received under subleases of $1,201.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

21.	SEGMENT INFORMATION

Description of Products and Services by Segment

Historically, results of the Company have been accounted for based on one segment: Software. The recent acquisitions of Truition and gomembers in November 2009 added a new line of business: SaaS. Both lines of businesses are managed separately and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. Refer to Note 1 for a description of products and services offered by the Software and SaaS segments.

Information about Segment Profit or Loss and Segment Assets

The Company’s main performance metric is operating income (loss) and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2.

Factors Management Used to Identify the Reportable Segments

The Company’s reportable segments are business units that offer different services. The reportable segments are managed separately and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s segment information is as follows:

	Years ended December 31,
	2007	2008	2009
Segment revenues from external customers:
Software:
Licenses	$61,532	$45,340	$32,825
Maintenance	86,586	103,606	99,692
Professional services	86,924	87,971	66,454
Hardware	3,909	3,870	3,757

Total Software	238,951	240,787	202,728

SaaS:
Licenses	—	—	260
Maintenance	—	—	83
Professional services	—	—	212
SaaS implementation and support	—	—	616

Total SaaS	—	—	1,171

Total combined and consolidated revenue	$238,951	$240,787	$203,899

	Years ended December 31,
	2007	2008	2009
Segment depreciation and amortization expense:
Software	$21,519	$26,810	$21,944
SaaS	—	—	119

Total combined and consolidated depreciation and amortization expense	$21,519	$26,810	$22,063

	Years ended December 31,
	2007	2008	2009
Segment operating income (loss):
Software	$14,659	$3,000	$28,210
SaaS	—	—	(554)

Total combined and consolidated operating income (loss)	14,659	3,000	27,656
Other income, net	1,642	857	815
Income tax expense	(9,499)	(4,877)	(6,329)
Net (income) loss attributable to noncontrolling interest	(1,852)	126	131

Combined and consolidated income (loss)	$4,950	$(894)	$22,273

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

The Company’s segment information by geographical segment for revenue attributable to countries based on the location of customers is as follows:

	Years ended December 31,
	2007	2008	2009
Revenues from external customers:
North America	$127,544	$131,512	$104,087
Latin America	1,656	842	576
Europe, Middle East, Africa	98,949	95,592	78,704
Asia Pacific	10,802	12,841	20,532

Total combined and consolidated revenues	$238,951	$240,787	$203,899

The Company’s total assets by segment are as follows:

	December 31,
	2008	2009
Total assets:
Software	$348,281	$375,100
SaaS	—	24,318

Total combined and consolidated assets	$348,281	$399,418

The Company’s long-lived assets include property and equipment, net and intangible assets.

	December 31,
	2008	2009
Long-lived assets:
North America	$64,240	$63,627
Europe, Middle East, Africa	13,363	12,719
Asia Pacific	1,015	974

Total combined and consolidated long-lived assets	$78,618	$77,320

22.	SUBSEQUENT EVENTS

Disposal of Marketable Securities. In December 2009, the Company purchased $1,100 in marketable securities that were disposed in January 2010 resulting in a gain from disposal of $335.

PeoplePoint Software Pty Ltd (PeoplePoint). On January 4, 2010, the Company completed the acquisition of PeoplePoint, an Australian based provider of solutions for health and aged care management, for $3,000 (AUD). In addition, the Company agreed to pay additional consideration of up to $6,500 (AUD). The additional consideration is payable in two installments: up to $3,000 and $3,500 (AUD) based on a sliding scale of actual EBITDA in 2010 and 2011, respectively.

Loan Agreement. On February 24, 2010, CDC Corporation and CDC Software entered into an interest bearing Loan Agreement which sets forth the terms and conditions upon which CDC Corporation is required to repay aggregate amounts of inter-company debt owed to CDC Software. As of December 31, 2009, the amount of such inter-company debt was $34,166, and such amount may increase or decrease over time, depending upon factors such as: (i) the terms and conditions, and the application thereof, of Loan Agreement and that certain Services Agreement dated as of August 5, 2009 by and between CDC Software and CDC Corporation; (ii) the application of U.S. GAAP by each of CDC Software and CDC Corporation; (iii) the application of internal accounting policies and procedures of each of CDC Software and CDC Corporation; (iv) any payments permitted pursuant to the terms of the Loan Agreement; and (v) such other factors or considerations as may be agreed between the management or board of directors of each of CDC

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

Software and CDC Corporation. The outstanding balance bears interest at the higher of either: (a) four percent per annum; or (b) the LIBOR rate plus two and a half percent, per annum. The outstanding principal amount of the Loan together with accrued interest thereon is due and payable by CDC Corporation on February 24, 2015 (the “Maturity Date”). The Maturity Date may be extended for additional one year periods by the mutual written agreement of the parties. CDC Corporation may pre-pay any or the entire outstanding principal amount and any accrued but unpaid interest at any time, in its sole discretion and without penalty in cash or other assets as mutually agreed between the parties.

Computility. On February 24, 2010, the Company completed the acquisition of Computility, a SaaS web-based association and membership management software solution, for $500.

Reduction in Inter-Company Balance. On March 30, 2010, CDC Corporation repaid $7,000 in the amount due from CDC Corporation, in a transaction approved by the boards of directors of both CDC Corporation and the Company, through the payment of $4,200 in cash, and the transfer of an aggregate of 276,543 of the Company’s class A ordinary shares held by CDC Corporation’s subsidiary, to a subsidiary of the Company, at a price of $10.125 per share, the average closing price for the Company’s American Depositary Receipts on the NASDAQ Global Market for the ninety 90 trading day period ended March 25, 2010.

Vitova Ltd. (Vitova). On April 19, 2010, the Company completed the acquisition of Vitova, a leading enterprise content management provider in China for HK$5,000.

Credit Agreement. On April 27, 2010, the Company and its subsidiary, Ross Systems, Inc., (Ross) entered into a Credit Agreement (Credit Agreement) with Wells Fargo Capital Finance, LLC (formerly Wells Fargo Foothill, LLC), as agent. Pursuant to the Credit Agreement, Wells Fargo Capital Finance made available to the Company a senior secured revolving credit facility of up to $30,000 (the Credit Facility). Under the Credit Facility, the Company is an unsecured guarantor, each of the Company’s subsidiaries Pivotal Corporation and CDC Software, Inc. are secured guarantors, and Ross is borrower. Advances under the credit facility may be used for, among other things, general corporate purposes, strategic growth initiatives such as mergers and acquisitions, working capital and capital expenditures, and, subject to certain conditions, up to $15.0 million under the credit facility may be provided by us to CDC Corporation.

The Credit Facility provides that revolving loans and letters of credit may be provided, subject to availability requirements, which are determined pursuant to a borrowing base calculation of a percentage of our trailing twelve month maintenance revenue, as such is defined in the Credit Agreement. Borrowings under the Credit Facility bear interest at either a Base Rate or LIBOR Rate, as the Company may elect from time to time.

Obligations under the Credit Facility are secured by a first priority security interest in all of borrower’s and the secured guarantors’ assets, including without limitation, all accounts, equipment, inventory, chattel paper, records, intangibles, deposit accounts and cash and cash equivalents, as well as certain intellectual property.

The Credit Facility expires on April 27, 2014, and contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to the incurrence of indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. In addition, the Credit Facility imposes limitations on our ability to transfer funds between us and certain of our subsidiaries as well as between us and our ultimate parent, CDC Corporation, which could materially and adversely affect our operations and financial condition and those of our subsidiaries and affiliates. The Credit Facility also includes financial covenants including minimum EBITDA, fixed charge coverage ratio requirements and recurring revenue requirements.

As of April 30, 2010, the Company had approximately $15,000 of availability under the Credit Facility.

Strategic Cloud Investment Partner Program (SCIPP). In April 2010, the Company established an SCIPP; pursuant to the Company, we plan to make minority investments in, and form strategic reselling-partnerships with, companies offering cloud-based or point solutions that the Company believes complement our enterprise solutions portfolio. Under SCIPP, the Company plans to make investments in each partner, which may be structured as a capital investment, convertible note or a combination of the foregoing.

CDC Software

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share data)

On May 11, 2010, the Company completed the first stage of a planned investment in eBizNET Solutions Inc. (eBizNET), a leading provider of SaaS supply chain execution solutions. eBizNET Solutions offers an integrated suite of on-demand SaaS Supply Chain Execution (SCE) solutions including warehouse management, transportation management, yard management, port and cargo terminal management, activity based billing and costing, and reverse logistics. Upon completion of the first stage of the investment in eBizNET, the Company entered into a subscription agreement whereby a loan was provided to ebizNET in the amount of $500. The loan is intended for working capital purposes and to accelerate business expansion. The subscription agreement provides that, in the event certain milestones are met, the Company will provide an additional loan in the amount of $500 within 15 days of closing the first stage, and at the Company’s option, provide up to an additional $1,000 loan. The loan will be convertible at the Company’s option, following the closing of the next venture capital financing completed by eBizNET.

TradeBeam, Inc. On May 14, 2010, the Company completed the acquisition of TradeBeam, a provider of on-demand SaaS supply chain visibility and global trade management solutions, for $18,850.

Marketbright, Inc. On May 24, 2010, the Company completed the first tranche of our investment in Marketbright, an on-demand SaaS marketing automation company. Marketbright delivers the leading SaaS marketing automation solution, enabling more than 20,000 users at companies to make contact, manage leads and convert prospects to customers. Upon completion of the first tranche of the investment in Marketbright, the Company acquired 1,764,705 shares of Series B Preferred Stock of Marketbright for $900. The Series B Preferred Stock Purchase Agreement provides that in the event the milestones to be agreed upon between Marketbright and the Company are achieved, the Company will acquire an additional 1,764,705 shares of Series B Preferred Stock for an additional $900.

Services Agreement. Upon the consummation of our initial public offering in August 2009, the Company entered into a Services Agreement with CDC Corporation under which CDC Corporation and the Company are obligated to provide certain services to each other. The services that the Company and CDC Corporation provide to each other include: legal services, human resources services, insurance services, accounting and auditing services, investor relations services, information technology services, marketing services, mergers and acquisitions services, and occupancy support services.

Under the Services Agreement, except as otherwise provided by the May 2010 amendment described below, the Company and CDC Corporation provide services to each other at prices reflecting the actual costs incurred by the entity providing such services, as long as the agreement remains in effect. Amounts payable pursuant to the Services Agreement may increase or decrease depending on a number of factors, including whether the costs of providing such services materially changes based upon negotiations.

On May 28, 2010, the Company entered into an amendment to the Services Agreement, which provides that CDC Corporation or its subsidiaries shall provide the Company with certain additional services, including strategic business consulting services, software implementation services, software operational support services, and customer education and training services at a price equal to the costs incurred by CDC Corporation or its subsidiaries to provide these services plus an additional gross margin of 25%. The Company is required to first offer CDC Corporation the right to provide these additional services; however, in the event that CDC Corporation chooses not to exercise such right, the Company is entitled to contract with a third party for these services in order to fulfill its obligations to customers.